Form 10-K, Exhibit 13
period 1996-09-30
CENTRAL PARKING CORP
filed 1996-12-24
CIK 949298

EXHIBIT 13 - CENTRAL PARKING CORPORATION
             1996 ANNUAL REPORT TO SHAREHOLDERS


                                  1996
                   Selected Consolidated Financial Data




Set forth below are selected consolidated financial data of the Company for each of the periods indicated. The statement of earnings, per share, and balance sheet data were derived from the audited consolidated financial statements of the Company. All of the information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."






Amounts in thousands, except per share data

                                          Year Ended September 30,
                                  1996    1995    1994    1993    1992

STATEMENT OF EARNINGS DATA:

Revenues:
  Parking                       $109,272 $ 94,383 $ 82,890 $69,589 $ 26,940
  Management contract             34,044   31,772   29,278  25,829   19,054
    Total revenues               143,316  126,155  112,168  95,418   45,994
Costs and expenses:
  Cost of parking                 99,196   87,192   76,952  66,168   24,391
  Cost of management contracts     9,769    9,650    9,812   9,087    6,232
  General and administrative      17,419   15,711   14,196  12,374    9,113
    Total costs and expenses     126,384  112,553  100,960  87,629   39,736
    Operating earnings            16,932   13,602   11,208   7,789    6,258
Net gains on sales of
  property and equipment           1,192       81    2,214   1,122    2,424
Earnings before income taxes      21,068   15,507   14,143   8,650    8,430
Income taxes                       7,232    5,563    5,179   3,416    3,045
Net earnings                      13,836    9,944    8,964   5,234    5,385

PER SHARE DATA:
Net earnings                       $0.79   $0.65     $0.58   $0.34    $0.35
Weighted average
  common shares (1)               17,491  15,372    15,372  15,372   15,372


                                               September 30,
                                   1996    1995    1994    1993    1992

BALANCE SHEET DATA:
Cash and cash equivalents       $28,605  $10,218 $12,026 $ 3,193 $ 2,542
Working capital                  19,707    2,676   1,987  (4,466) (3,873)
Total assets                    107,212   70,440  60,029  46,950  45,097
Long-term debt, less current
  portion                             -      -       -       -     7,594
Shareholders' equity             76,793   41,360  31,861  23,249  18,315

                                         Year Ended September 30,
                                   1996    1995    1994    1993    1992
OTHER DATA:
Depreciation and amortization   $ 3,420  $ 2,882 $ 2,594 $ 2,274 $ 1,384

(1) Reflects the recapitalization, initial public offering of shares, and subsequent stock split of the Company described in Note 9 to the Consolidated Financial Statements.



                                         1996
            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                             AND RESULTS OF OPERATIONS

   The following discussion of the results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

OVERVIEW

  The Company operates facilities under three types of arrangements: management contracts, leases and fee ownership. Parking revenues consist of the Company's revenues from leased and owned locations. Management contract revenues consist of management fees (both fixed and percentage of revenues on contracts) and negotiated fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. With respect to insurance, the Company's clients have the option of obtaining insurance on their own or having the Company provide the insurance as part of the services provided under the management contract. Because of its size and claims experience, the Company can purchase such insurance at significant discounts to comparable market rates and, management believes, at lower rates than the Company's clients can generally obtain on their own. Accordingly, the Company generates profits on the insurance provided under its management contracts. Joint venture operations are accounted for under the equity method and are reflected through equity in partnership and joint venture earnings (losses).

   Parking revenues from owned properties amounted to $6.3 million, $5.4 million and $4.6 million for the years ended September 30, 1996, 1995 and 1994, respectively. Owned properties parking revenues as a percentage of parking revenues accounted for 5.8% in 1996, 5.7% in 1995 and 5.6% in 1994.

   Parking revenues from leased facilities amounted to $102.9 million, $89.0 million and $78.3 million for the years ended September 30, 1996, 1995 and 1994, respectively. Leased properties parking revenues as a percentage of parking revenues accounted for 94.2% in 1996, 94.3% in 1995 and 94.4% in 1994.

   In August 1992, the Company purchased for $8 million the right to manage 103 parking facilities, which are owned, leased or managed by an unrelated third party parking services company. Of these 103 facilities, 39 are included in parking revenues and their related costs and 64 are included in management contract revenues and their related costs. The Company has a separate contract for each facility. The contract rights are amortized over the various facility contract terms through 2004. The Company believes these contracts should experience the same general renewal rates the Company has experienced in its overall business operations. See Note 5 to the Consolidated Financial Statements.

   As of September 30, 1996, the Company operated 770 facilities under management contracts, leased 552 facilities, and owned 37 facilities, including operations from foreign facilities. The following table summarizes domestic and foreign operations.


                                    September 30, 1996

                                                                Percent
                                Managed Leased  Owned   Total   of Total

Total U.S. and Puerto Rico      747     466     37      1,250   92.0%

United Kingdom                   11      77      -         88    6.5%
Mexico                           12       4      -         16    1.2%
Germany                          -        5      -          5    0.3%

Total Foreign                    23      86      -        109    8.0%

Total Facilities                770     552     37      1,359   100.0%



A summary of activity by type of facility is as follows:



                                  Year Ended September 30,
                                  1996    1995    1994

Managed Facilities (1):
   Beginning of year               715     626    557
   Added during year               114     120     84
   Deleted during year (2)(3)       59      31     15
   End of year                     770     715    626
   Renewal Rate                   92.4%  95.0%   97.3%

Leased Facilities (1):
   Beginning of year               485    436     367
   Added during year (3)           94      65      80
   Deleted during year             27      16      11
   End of year                    552     485     436

Owned Facilities (1)(4)(5):
   Beginning of year               31      26      24
   Purchased during year (2)        6       5       4
   Sold during year                 -       -       2
   End of year                     37      31      26
Total facilities (end of year)	1,359	1,231	1,088

Percentage growth in number of facilities:
   Managed (1)(2)(3)             7.7%   14.2%   12.4%
   Leased (1)(3)                13.8%   11.2%   18.8%
   Owned (1)(2)(4)(5)           19.4%   19.2%    8.3%
   Total facilities             10.4%   13.1%   14.8%

(1) Includes 33 managed, 13 leased and 3 owned properties operated under joint venture agreements.
(2) Includes the purchase in 1996 of four properties that were previously managed.
(3) Includes the lease in 1996 of one property that was previously managed.
(4) Includes the Company's corporate headquarters in Nashville, Tennessee.
(5) Prior to March 1994, the Company was contractually obligated to first offer to a third party certain opportunities to purchase parking properties.


   Net gains derived from sales of property and equipment were $1.2 million, $81 thousand, and $2.2 million for fiscal years 1996, 1995, and 1994, respectively.



RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, information derived from the Company's consolidated financial statements expressed as a percentage of total revenues.

                                          Year Ended September 30,
                                         1996       1995       1994

Parking revenues                        76.2%       74.8%      73.9%
Management contract revenues            23.8        25.2       26.1
        Total revenues                 100.0       100.0      100.0
Cost of parking and management
  contracts                             76.0        76.7       77.3
General and administrative expenses     12.2        12.5       12.7
        Operating earnings              11.8        10.8       10.0
Interest income, net                     1.6         1.2        0.6
Net gains on sales of property
  and equipment                          0.8           -        2.0
Other                                    0.5         0.3          -
        Earnings before income taxes    14.7        12.3       12.6
Income taxes                             5.0         4.4        4.6
        Net earnings                     9.7%        7.9%       8.0%




Year Ended September 30, 1996 Compared to Year Ended September 30, 1995

  Parking revenues in fiscal 1996 increased to $109.3 million from $94.4 million in fiscal 1995, an increase of $14.9 million, or 15.8%. This increase resulted primarily from the net addition of 73 leased and owned locations as well as from a combination of rate increases and higher utilization of parking spaces at existing facilities.

   Management contract revenues in fiscal 1996 increased to $34.0 million from $31.8 million in fiscal 1995, an increase of $2.2 million, or 7.2%. This increase resulted from a net increase in the number of management contracts from 715 to 770, a net increase of 7.7%.

  Revenues from foreign operations decreased to $13.2 million from $16.1 million in 1995. The decrease in revenues from foreign operations resulted primarily from the termination of a lease in the United Kingdom.

  Cost of parking in fiscal 1996 increased to $99.2 million from $87.2 million in fiscal 1995, an increase of $12.0 million, or 13.8%. Rent expense increased $7.1 million, principally as a result of the new locations and additional percentage rent on existing locations. Of the remaining $4.9 million increase in cost of parking, additional payroll expense accounted for $3.8 million.
The payroll expense increase was attributable to a combination of new locations and increases on existing payroll. Cost of parking as a percentage of parking revenues decreased to 90.8% in fiscal 1996 from 92.4% in fiscal 1995. This decrease of 1.6% was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

   Cost of management contracts in fiscal 1996 increased to $9.8 million from $9.7 million in the comparable period in 1995, an increase of $100,000, or 1.2%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues.

Cost of management contracts as a percentage of management contract revenues decreased to 28.7% in fiscal 1996 from 30.4% in fiscal 1995. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees. The decrease in renewal rate for management contracts to 92.4% in 1996 from 95.0% in 1995 is primarily attributable to the discontinuance of low margin management contracts.

   General and administrative expenses in fiscal 1996 increased to $17.4 million from $15.7 million in fiscal 1995, an increase of $1.7 million, or 10.9%. This increase was primarily a result of an increase in payroll expense of $1.2 million associated with the opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits.

   Interest income in fiscal 1996 increased to $2.3 million from $1.5 million in fiscal 1995. This increase of $800,000 was primarily attributable to an increase in additional investments added from the proceeds of the October 1995 Initial Public Offering ("IPO") of $20.0 million and the net cash flow generated from operations. See Note 9(b) to the Consolidated
Financial Statements.

   Equity in partnership and joint venture earnings for fiscal 1996 increased to $641,000 from $362,000 in fiscal 1995. The increase of $279,000 resulted primarily from improvements in joint venture earnings as a result of the Mexican joint venture having net earnings of $152,000 in 1996 versus a loss in 1995 of $145,000.

   The Company's effective income tax rate was 34.3% for fiscal 1996 compared to 35.9% for fiscal 1995. The rate decrease was attributable to an increase in tax exempt interest income and an overall reduction in the effective state income tax rates, offset by the elimination of targeted jobs tax credits in 1996.


Year Ended September 30, 1995 Compared to Year Ended September 30, 1994

   Parking revenues in fiscal 1995 increased to $94.4 million from $82.9 million in fiscal 1994, an increase of $11.5 million, or 13.9%. This increase resulted primarily from the net addition of 54 leased and owned locations as well as from a combination of rate increases and higher utilization of parking spaces at existing facilities.

   Management contract revenues in fiscal 1995 increased to $31.8 million from $29.3 million in fiscal 1994, an increase of $2.5 million, or 8.5%. This increase resulted from a net increase in the number of management contracts from 626 to 715, a net increase of 14.2%.

   Revenues from foreign operations increased to $16.1 million from $15.3 million in 1994.

   Cost of parking in fiscal 1995 increased to $87.2 million from $77.0 million in fiscal 1994, an increase of $10.2 million, or 13.3%. Rent expense increased $6.4 million, principally as a result of the new locations and additional rent on existing locations. In addition, all other costs of parking expenses increased as a result of the net increase in the number of new locations, except for payroll expense which decreased by $448,000. Cost of parking as a percentage of parking revenues decreased to 92.4% in fiscal 1995 from 92.8% in fiscal 1994. This slight decrease was attributable predominantly to the spreading of a number of fixed costs, primarily payroll and property costs, over a larger revenue base.

   Cost of management contracts in fiscal 1995 decreased to $9.7 million from $9.8 million in the comparable period in 1994, a decrease of $162,000, or 1.7%. This decrease was attributable to a decrease in insurance expense offset by a net increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts as a percentage of management contract revenues decreased to 30.4% in fiscal 1995 from 33.5% in fiscal 1994.

   General and administrative expenses in fiscal 1995 increased to $15.7 million from $14.2 million in fiscal 1994, an increase of $1.5 million, or 10.7%. This increase was primarily a result of an increase in payroll expense of $715,000 associated with the opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits.

   Interest income in fiscal 1995 increased to $1.5 million from $730,000 in fiscal 1994. This increase of $732,000 was attributable to an average increase in investment dollars and an increase in average interest rates.

   Equity in partnership and joint venture earnings for fiscal 1995 increased to $362,000 from $30,000 in fiscal 1994. The increase resulted primarily from improvements in joint venture earnings from increased parking volume in the operations of Commerce Street Joint Venture and a reduction in the interest expense of the joint venture through a refunding of the joint venture's industrial revenue bonds. See Note 7(a) to the Consolidated Financial Statements.

   The Company's effective income tax rate was 35.9% for fiscal 1995 compared to 36.6% for fiscal 1994. This decrease was attributable to an overall reduction in the effective state income tax rate net of reduced targeted jobs tax credits.

Quarterly Results

   The Company experiences fluctuations in its quarterly net earnings as a result, in part, of recognition of intermittent gains on sales of properties. Additionally, the Company has and may continue to experience fluctuations in revenues and related expenses due to preopening costs, travel and transportation patterns affected by weather, and local and national economic conditions. The following table sets forth certain quarterly statement of earnings data for each of the Company's last eight fiscal quarters and the percentage of net revenues represented by the line items presented (except in the case of per share amounts). The quarterly statement of earnings data set forth below was derived from unaudited financial statements of the Company and includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation thereof.



Amounts in thousands, except per share data


					1996 Fiscal Year

                    December 31      March 31        June 30      September 30
Total revenues     $33,251 100.0% $35,680 100.0%  $37,504 100.0%  $36,881 100.0%
Operating earnings   4,135  12.4    3,595  10.1     4,870  13.0     4,332  11.7
Earnings before
  income taxes       4,929  14.8    5,332  14.9     5,668  15.1     5,139  13.9
Net earnings       $ 3,228   9.7% $ 3,465   9.7%  $ 3,707   9.9%  $ 3,436   9.3%
Net earnings
  per common share $  0.19        $  0.20         $  0.21         $  0.20


					1995 Fiscal Year

                    December 31     March 31         June 30       September 30
Total revenues     $29,868 100.0% $31,156 100.0%  $32,382 100.0%  $32,749 100.0%
Operating earnings   3,780  12.7    3,141  10.1     3,497  10.8     3,184   9.7
Earnings before
  income taxes       4,128  13.8    3,530  11.3     4,157  12.8     3,692  11.3
Net earnings       $ 2,641   8.8% $ 2,260   7.3%  $ 2,661   8.2%  $ 2,382   7.3%
Net earnings
  per common share $  0.17        $  0.15         $  0.17         $  0.15


Liquidity and Capital Resources

   During the year ended September 30, 1996, the Company had earnings before taxes, depreciation and amortization of $24.5 million compared to $18.4 million in fiscal 1995. During fiscal years ended September 30, 1996, 1995, and 1994, the Company generated cash flows from operating activities of $18.5 million, $11.5 million, and $12.9 million, respectively. Additionally, the Company generated proceeds from sales of property and equipment during such periods of $1.5 million, $95,000, and $2.8 million, respectively. The decrease of $1.4 million in cash flow from operating activities from fiscal 1994 to 1995 was a result of increases in net earnings offset by net decreases in the components of working capital. The increase of $7.0 million in cash flow from operating activities in 1996 was a result of increases in net earnings and net increases in the components of working capital.

   The Company had cash, cash equivalents, and non-current investments of $33.1 million and $14.5 million at September 30, 1996 and 1995, respectively. The increase of $18.6 million was primarily a result of the proceeds received from the IPO and increased cash flow from operating activities offset by increases in capital expenditures.

   The Company has a $20 million unsecured credit facility (the "Credit Facility"). Borrowings under the Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") plus 1.125%. There have been no borrowings under the Credit Facility since its inception in April 1996. The agreement governing the Credit Facility contains certain covenants with which the Company must comply, including restrictions on dividends, sales of assets, and foreign investments.

   Prior to 1990, the Company relied substantially on management contracts which typically require little or no capital expenditures by the Company for growth of its operations. Since 1990, the Company has focused on increasing its mix of leased and owned properties and, as a part of its growth strategy, will require more capital to expand its business. Generally, lease locations require equipment purchases of $50,000 to $1.0 million per location, depending upon size of the location and equipment requirements. Investments in fee properties can range from $500,000 to as much as $10.0 million per location. The Company intends to pursue these opportunities independently or through joint ventures, both in the United States and abroad. As a result, the Company may become increasingly exposed to foreign currency fluctuations. Presently, the Company has limited exposure to foreign currency risk and anticipates implementing a hedge program if such risk materially increases. The Company has not created such a program to date.

  On November 22, 1996, the Company signed a definitive agreement to acquire for cash Civic Parking, LLC, a limited liability company, which owns four parking garages in St. Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages, which are presently operated by the Company under management agreements, have a total of 7,464 parking spaces.

   On December 6, 1996, the Company signed a definitive purchase agreement to acquire all of the outstanding shares of Square Industries, Inc. ("Square Industries"). Square Industries currently has approximately 1.2 million shares of common stock outstanding, plus stock options and warrants equivalent to approximately 555,000 shares which will also be acquired on similar terms to the outstanding common stock. Approximately 8% of the purchase price will be deposited by the Company in escrow as contingent consideration for distribution to either the shareholders of Square Industries or the Company based upon the resolution of two specific matters, subject to adjustment as provided in the escrow agreement. The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, Square Industries will become a wholly owned subsidiary of the Company. The transaction has been recommended by the Boards of Directors of the Company and Square Industries. The Company filed its notice of tender offer with the Securities and Exchange Commission on December 13, 1996 and launched the tender offer immediately thereafter.

   The total funds required by the Company to consummate the two acquisitions noted above is estimated at approximately $170 million, including fees and expenses and retirement of approximately $22 million of existing Square Industries debt. The Company will finance such transactions from current working capital and the revolving credit provisions of a $150 million loan agreement (the "Acquisition Facility") with a commercial bank and certain other lenders (the "Lenders") dated December 12, 1996.

   The Acquisition Facility, which is unsecured, expires January 31, 2000, provided that the Lenders may extend the term until January 31, 2001, upon the request of the Company. Revolving loans under the Acquisition Facility bear interest at one of two rates, at the Company's option, either (i) the bank's base rate plus .5% or (ii) the LIBOR plus a margin ranging from .25% to 1.5% depending on the occurrence of certain dates or events, achievement of certain financial ratios and the Company's senior unsecured debt rating from Standard and Poor's or Moody's. The Company must permanently reduce the amount available for borrowing under the Acquisition Facility to $120 million by February 28, 1997, provided that the Lenders may extend such date to April 30, 1997 upon the payment of a commitment fee by the Company. The Company must also permanently reduce the amount available for borrowing under the Acquisition Facility to $85 million by September 30, 1997, or earlier upon the occurrence of certain events, provided that the Lenders may extend the September 30 date to December 31, 1997 and again to March 31, 1998, in each case upon the payment of an extension fee by the Company. The Company anticipates that the borrowings under the Acquisition Facility will be repaid out of cash flow, a refinancing, or the proceeds of a debt or equity offering. The Acquisition Facility contains customary representations, warranties and covenants of the Company and its subsidiaries, including financial covenants relating to maintenance of ratios and restrictions on further indebtedness.

   Depending on the timing and magnitude of the Company's future investments (either in the form of lease or purchase of parking properties, joint ventures, or acquisitions), the working capital necessary to satisfy current obligations is anticipated to be generated from operations and the new revolving credit facility. If the Company identifies investment opportunities requiring cash in excess of the Company's cash flows and the existing credit facility, the Company may seek additional sources of capital, including the sale or issuance of Common Stock.


1996
INDEPENDENT AUDITORS' REPORT





The Board of Directors
Central Parking Corporation and Subsidiaries:

   We have audited the accompanying consolidated balance sheets of Central Parking Corporation and Subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Parking Corporation and Subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP

Nashville, Tennessee
November 22, 1996, except as to Note 17, which is as of December 13, 1996







                        Consolidated Balance Sheets


Amounts in thousands, except share data



                                                            September 30,
                                                            1996      1995
ASSETS

Current assets:
 Cash and cash equivalents                              $ 28,605  $ 10,218
 Management accounts receivable                            8,982     6,771
 Accounts and current portion of notes
  receivable - other (including amounts due
  from related parties of $459 in 1996
  and $28 in 1995) (Notes 2 and 7)                         3,016     5,732
 Prepaid expenses                                          4,549     3,800
 Deferred income taxes (Note 11)                             270         -
  Total current assets                                     45,422    26,521
 Investments, at amortized cost (fair value
  $4,631 in 1996 and $4,430 in 1995) (Note 3)              4,483     4,246
 Notes receivable, less current portion
  (including amounts due from related parties
  of $7,120 in 1996 and $2,648 in 1995
  (Notes 2 and 7)                                          8,248     4,382
Property, equipment, and leasehold
  improvements, net (Note 4)                              38,188    24,279
Contract rights, net (Note 5)                              5,815     6,367
Investment in limited partnerships (Note 6)                1,234       990
Investment in general partnerships (Note 7)                1,705     1,450
Other assets                                               2,117     2,205

                                                        $107,212  $ 70,440


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                     $ 11,275  $ 10,952
   Accrued payroll and related costs                       5,059     4,608
   Accrued expenses                                          900       968
   Management accounts payable                             7,788     5,632
   Income taxes payable (Note 11)                            693     1,565
   Deferred income taxes (Note 11)                             -       120
     Total current liabilities                            25,715    23,845
Deferred compensation (Note 12)                            3,095     4,601
Deferred income taxes (Note 11)                            1,609       634
     Total liabilities                                    30,419    29,080
Shareholders' equity (Notes 9, and 12):
   Common stock, $0.01 par value; 30,000,000 shares
     authorized, 17,477,088 and 15,372,000 shares issued
     and outstanding in 1996 and 1995, respectively          175       160
   Additional paid-in capital                             31,747     8,140
   Foreign currency translation adjustment                    59        51
   Retained earnings                                      45,449    33,009
   Deferred compensation on restricted stock (Note 12)      (637)        -
     Total shareholders' equity                           76,793    41,360

Commitments and contingencies
   (Notes 5, 7, 8, 10, 12, 14 and 17)
                                                        $107,212  $ 70,440


See accompanying notes to consolidated financial statements



                  Consolidated Statements of Earnings

Amounts in thousands, except per share data

                                            Year Ended September 30,
                                        1996         1995       1994
Revenues:
  Parking                               $109,272   $ 94,383   $ 82,890
  Management contract                     34,044     31,772     29,278
     Total revenues                      143,316    126,155    112,168
Costs and expenses:
  Cost of parking                         99,196     87,192     76,952
  Cost of management contracts             9,769      9,650      9,812
  General and administrative              17,419     15,711     14,196
     Total costs and expenses            126,384    112,553    100,960
     Operating earnings                   16,932     13,602     11,208
Other income (expenses):
  Interest income                          2,303      1,462        730
  Interest expense                             -          -        (39)
  Net gains on sales of property
    and equipment                          1,192         81      2,214
  Equity in partnership and joint
    venture earnings (Notes 6 and 7)         641        362         30
    Earnings before income taxes          21,068     15,507     14,143
Income tax expense (Note 11):
  Current                                  6,647      5,977      4,713
  Deferred                                   585       (414)       466
     Total income taxes                    7,232      5,563      5,179
     Net earnings                       $ 13,836   $  9,944   $  8,964
Weighted average shares (Note 9)          17,491     15,372     15,372

Net earnings per share (Note 9)         $   0.79   $   0.65   $   0.58

See accompanying notes to consolidated financial statements.







                               Consolidated Statements of Shareholders' Equity

Amounts in thousands, except per share data

                                                                                             Deferred
                                                    Additional   Foreign                     Compensation
                                Number of  Common    Paid-In     Currency                    on Restricted
                                Shares      Stock    Capital    Translation     Retained       Stock
                                (Note 9)   (Note 9)   (Note 9)   Adjustment     Earnings       Note (12)       Total

Balance at September 30, 1993    15,372      $160     $ 8,140       $   -           $14,949       $   -         $23,249
  Net earnings                        -         -           -           -             8,964           -           8,964
  Preferred stock dividends
    (Note 9(a))                       -         -           -           -              (398)          -            (398)
  Foreign currency translation
    adjustment                        -         -           -           46                -            -             46
Balance at September 30, 1994    15,372       160       8,140           46           23,515            -         31,861
  Net earnings                        -         -           -            -            9,944            -          9,944
  Preferred stock dividends
    (Note 9(a))                       -         -           -            -             (450)           -           (450)
  Foreign currency translation
    adjustment                        -         -           -            5                -            -              5
Balance at September 30, 1995    15,372        160      8,140           51           33,009            -         41,360
  Net earnings                        -          -          -            -           13,836            -         13,836
  Issuance of common stock net
     of offering costs            1,865         12     20,002            -                -            -         20,014
  Issuance under restricted
    stock plan                      181          2      2,583            -                -          (705)        1,880
  Common stock dividends -
    $.08 per share                    -          -          -            -           (1,396)            -        (1,396)
  Exercise of stock options and
    related tax benefits             59          1      1,022            -                -             -         1,023
  Amortization of deferred
    compensation                      -          -          -            -                -            68            68
  Foreign currency translation
    adjustment                        -          -          -            8                -             -             8
Balance at September 30, 1996    17,477       $175    $31,747          $59          $45,449         $(637)      $76,793



See accompanying notes to consolidated financial statements.







                      Consolidated Statements of Cash Flows


Amounts in thousands

                                                     Year Ended September 30,
                                                     1996       1995     1994
Cash flows from operating activities:
   Net earnings                                   $13,836    $ 9,944    $ 8,964
   Adjustments to reconcile net earnings to net
    cash provided by operating activities:
     Depreciation                                   2,500      2,120      1,837
     Amortization of contract rights                  852        762        757
     Amortization of deferred compensation cost        68          -          -
     Equity in partnership and joint
       venture earnings                              (641)      (362)       (30)
     Net gains on sales of property
       and equipment                                (1,192)      (81)    (2,214)
     Deferred income taxes                             585      (414)       466
     Changes in operating assets
       and liabilities:
     (Increase) decrease in management
       accounts receivable                          (2,211)     (594)       312
     (Increase) decrease in notes and
       accounts receivable - other                   2,733    (1,757)      (559)
     (Increase) decrease in prepaid expenses          (749)      (79)    (1,008)
     (Increase) decrease in other assets               674      (901)         3
     Increase (decrease) in accounts payable,
      accrued expenses, and deferred compensation      730     1,925      2,979
     Increase (decrease) in management
      accounts payable                               2,156       865        386
     Increase (decrease) in income taxes payable      (872)       74        971
       Net cash provided by operating activities    18,469    11,502     12,864
Cash flows from investing activities:
   Proceeds from sales of property and equipment     1,467        95      2,791
   Investments in notes receivable                  (3,883)   (4,000)    (1,615)
   Purchase of property, equipment, and
     leasehold improvements                        (16,684)   (5,375)    (4,334)
   Purchase of contract rights                        (300)       (9)         -
   Investments in general and limited partnerships
     and unconsolidated subsidiaries                  (444)   (2,178)         -
   Proceeds from maturities of investments             151         -          -
   Purchase of investments                            (388)   (1,125)      (362)
   Proceeds from sale of partnership                     -       125          -
       Net cash used by investing activities       (20,081)  (12,467)    (3,520)

Cash flows from financing activities:
   Principal repayments on notes payable
     and long-term debt                                  -         -       (257)
   Dividends paid                                   (1,046)     (848)      (300)
   Proceeds from issuance of common stock
     and exercise of stock options, net             21,037         -          -
       Net cash provided (used) by
         financing activities                       19,991      (848)      (557)
   Foreign currency translation                          8         5         46
       Net increase (decrease) in cash and
         cash equivalents                           18,387    (1,808)     8,833
Cash and cash equivalents at beginning of period    10,218    12,026      3,193
Cash and cash equivalents at end of period        $ 28,605  $ 10,218   $ 12,026

Non-cash transactions:
   Exchange of properties, net of cash (Note 13)  $  2,644  $      -   $      -
   Issuance of restricted stock (Note 12)         $  1,880  $      -   $      -


See accompanying notes to consolidated financial statements.






                                       1996
                     Notes to Consolidated Financial Statements



(1) Summary of Significant Accounting Policies

  A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

   (a) Organization

   Central Parking Corporation is a United States company chartered in the State of Tennessee. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Central Parking System, Inc. and its twenty-seven wholly-owned U.S. subsidiaries ("CPS"); Central Parking System of the United Kingdom, Ltd. and its wholly-owned subsidiary ("CPS-UK"); and Central Parking System Realty, Inc. and its four wholly-owned subsidiaries ("Realty"). All significant intercompany transactions have been eliminated.

   The Company provides parking consulting services and manages parking facilities throughout the world, principally in the United States and United Kingdom. The primary operations of the Company are conducted through CPS and CPS-UK. These companies manage and operate owned or leased parking facilities, manage and operate parking facilities owned or leased by third parties and provide financial and other advisory services to clients.

  The primary focus of Realty is to provide financing support to the affiliates. Realty is engaged in the ownership and development of parking related real estate, which is managed by one of the affiliated companies. Realty's real estate activities are conducted through purchase, joint venture (either corporate or partnership), or lending of capital. Realty also leases real estate to affiliated parking companies.

    The Company has a number of joint ventures, owned directly or indirectly by the Company, to operate and develop parking garages through either corporate joint ventures, general partnerships, limited liability companies, or limited partnerships. The financial results of the Company's joint ventures are accounted for under the equity method and are included in equity in partnership and joint venture earnings in the accompanying consolidated statements of earnings.

   (b) Revenues

  Parking revenues include the parking revenues from leased and owned locations. Management contract revenues represent revenues (both fixed fees and additional payments based upon parking revenues) from facilities managed for other parties, and miscellaneous management fees for accounting, insurance and other ancillary services such as consulting and transportation management services. Parking and management contract revenues are recognized when earned.

   Total managed, leased and owned parking revenues, representing gross revenues processed by the Company, including the revenues of facilities managed by the Company for other parties, was $457,176,000, $412,525,000 and $375,910,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

  Management accounts payable reflected on the accompanying consolidated balance sheets is reflected net of cash of $4,892,000 and $2,161,000 at September 30, 1996 and 1995, respectively. Such cash balances belong to the owners of the various managed facilities, but they are held by the Company and are used to pay expenses of the managed facilities and ultimately to settle the balance due to the owners of the managed facilities.

   (c) Cash and Cash Equivalents

   The Company considers cash and cash equivalents to include cash on hand, in banks, and short-term investments which include certificates of deposit, which mature in 30 days or less, short-term tax exempt bonds and a tax-exempt institutional money market fund, which is available for withdrawal within no more than 30 days notice.

   (d) Investments

   Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires investments in equity securities that have a readily determinable fair value and investments in debt securities to be classified into three categories, as follows: (i) held-to-maturity debt securities, (ii) trading securities, and (iii) securities available-for-sale.

   Classification of a debt security as held-to-maturity is based on the Company's positive intent and ability to hold such security to maturity. Such securities are stated at amortized cost adjusted for amortization of premiums and accretion of discounts, unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of such security is written down to fair value and the amount of the writedown is reflected in earnings. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading account securities, which are valued at fair value with the unrealized gains and losses included in earnings. Securities classified as available-for-sale are reported at fair value with the unrealized gains and losses excluded from earnings and reported, net of tax, in shareholders' equity.

   Upon the adoption of SFAS No. 115, the Company classified all investment securities as held-to-maturity securities.

   (e) Property, Equipment, and Leasehold Improvements

   Property, equipment, and leasehold improvements are recorded at cost. Depreciation is provided principally on a straight-line basis over a period of five to ten years for furniture, fixtures, and equipment, over the remaining lives of the corresponding leases for leasehold improvements, and over thirty years for buildings. Accelerated depreciation is used for income tax purposes.

   (f) Investment in Partnerships

   Investment in general and limited partnerships are accounted for under the equity method of accounting.

   (g) Contract Rights

   Contract rights consist of capitalized payments made to third-party parking service companies pursuant to agreements which provide the Company the opportunity to manage or lease facilities owned, leased or previously managed by such companies. Contract rights are allocated among respective locations and are amortized on a straight-line basis over the terms of related agreements which range from five to ten years.

   (h) Income Taxes

   The Company files a consolidated federal income tax return. In fiscal year 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The adoption of the new standard had no material effect on the consolidated financial statements.

   Jobs tax credits are accounted for by the flow-through method, which recognizes the credits as reductions of income tax expense in the year utilized.

   The Company does not provide for federal income taxes on the accumulated earnings considered permanently reinvested in foreign subsidiaries.

   (i) Preopening Expenses and Computer Software Development Costs

   The direct and incremental costs of hiring and training personnel associated with the opening of new parking facilities and the internal development costs associated with computer software are expensed as incurred.

   (j) Per Share Data

   Per share data has been computed on the basis of the weighted average number of shares outstanding, including common stock equivalents, which consist of stock options. In determining the number of dilutive common stock equivalents, the Company includes average common shares attributable to dilutive stock options using the treasury stock method. Fully diluted earnings per share is not presented since it approximates earnings per common share. All shares and earnings per share data included herein have been adjusted for a recapitalization of shares, and subsequent three-for-two stock split as approved by the Company's Board of Directors and shareholders as described in
Note 9 to the Consolidated Financial Statements.

   (k) Foreign Currency Translation

   The financial position and results of operations of the Company's foreign subsidiaries and equity method joint ventures are measured using local currency as the functional currency. Translation adjustments arising from differences in exchange rates from period to period are included in the currency translation adjustment in shareholders' equity.

   (l) Fair Value of Financial Instruments
  The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, which requires disclosure of the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate the value. The scope of SFAS 107 excludes certain financial instruments such as trade receivables and payables when carrying value approximates the fair value, employee benefit obligations, lease contracts, and all non-financial instruments such as land, buildings and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of September 30, 1996. Book value approximates fair value for substantially all of the Company's assets and liabilities which fall under the scope of SFAS 107.

   (m) Use of Estimates

   Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(2) Notes and Accounts Receivables

   Included in notes receivable are the Series B Bonds purchased in April 1994 relating to the Commerce Street Joint Venture (see Note 7(a)) in the amounts of $1,553,000, and $1,576,000 at September 30, 1996 and 1995, respectively. The
Bonds require monthly interest and principal payments at the index rate (prime) plus 250 basis points (10.75% at September 30, 1996) through 2011. The minimum interest rate is 9.5% and the maximum interest rate is 12%. The Bonds are secured by a mortgage on the project which is subordinate to the industrial revenue bonds described in Note 7(a). The bonds are callable annually and are guaranteed jointly and severally by the Company and the other joint venture partner.

   Also included in notes receivable at September 30, 1996 are loans totaling $3.1 million to a foreign affiliate, of which the Company holds a 50% equity interest. These loans bear interest at 15% and require principal payments over various terms through 2001.

   In October 1995 the Company loaned $500,000, in the form of a term note, to a joint venture of which the Company holds a 10% equity interest. This note requires monthly principal and interest payments at 10% through 2000 and is secured by leasehold interests of the joint venture. The outstanding balance of this note of $426,000 is included in notes receivable at September 30, 1996.

   The remainder of notes receivable originated from notes on construction, financing and miscellaneous equipment sales and range in amounts from $50,000 to $1.5 million at September 30, 1996, and earn interest at rates ranging from 9.5% to 15.00%.

(3) Investments

   Investment securities consist of debt obligations of states and political subdivisions and are classified by the Company as held-to-maturity securities pursuant to SFAS No. 115.

   The amortized cost, gross unrealized gains, gross unrealized losses, and approximate fair values for such securities are presented as follows (in thousands):

                                  September 30,
                                1996         1995
Amortized cost                $4,483       $4,246
Unrealized gains                 174          190
Unrealized losses                 26            6
   Fair value                 $4,631       $4,430

  The amortized cost and approximate fair values of debt securities at September 30, 1996 by average estimated maturity are shown below (in thousands):

                                         Securities
                                      Held-To-Maturity
                                Amortized Cost   Fair Value
Due in one year or less           $    322        $    328
Due after one year
        through five years           1,676           1,771
Due after five years
        through ten years            1,949           1,988
Due after ten years                    536             544
        Total securities          $  4,483        $  4,631

   There were no sales of investment securities in any of the reporting periods.

(4) Property, Equipment, and Leasehold Improvements

   A summary of property, equipment, and leasehold improvements and related accumulated depreciation and amortization is as follows (in thousands):


                                           September 30,
                                         1996        1995

Leasehold improvements                $  2,076    $  2,194
Buildings                               14,026       5,608
Garage and other operating equipment     5,397       5,401
Furniture and fixtures                   2,473       2,317
Aircraft                                 3,956       3,640
                                        27,928      19,160

Less accumulated
  depreciation and amortization          8,278       7,260
                                        19,650      11,900
Land                                    18,538      12,379
Property, equipment and
  leasehold improvements, net         $ 38,188    $ 24,279



(5) Contract Rights

   The Company and its subsidiaries manage certain parking facilities owned, leased or managed by an unrelated parking services company. Pursuant to these arrangements, the Company made an initial payment and guarantees additional annual payments through the term of the respective agreement. Such additional payments are included in the future minimum payments discussed in Note 10. Such additional payments may increase in the event parking revenues exceed certain thresholds over the term of the agreement. In the event of a location termination, the guaranteed additional annual payments referred to above are to be reduced on a predetermined basis.

   Contract rights and accumulated amortization are as follows (in thousands):

                                     September 30,
                                  1996            1995
Contract rights                 $ 8,981         $ 9,283
Less accumulated amortization     3,166           2,916
Contract rights, net            $ 5,815         $ 6,367


(6) Investment in Limited Partnerships

   Included in investment in limited partnerships is Realty Parking Properties II, a limited partnership organized to acquire real estate properties. The Company has a 3% limited partnership interest in this partnership of which its total investment is $990,000. The Company earns a dividend based on cash flows of acquired properties. The annualized percentage cash return averaged approximately 4.5% during 1996 and 1995.

(7) Investment or Equity Losses of General Partnership in Excess of Capital Contributions and Certain Related Party Transactions

   (a)  Commerce Street Joint Venture

   Realty has a 50% interest in a joint venture that owns a parking complex in Nashville, Tennessee. The complex consists of the original parking garage and retail space (the "Original Facility") and an addition to the parking garage (the "Addition") constructed several years after the completion of the Original Facility.

   The joint venture financed the Original Facility with industrial development bonds in the original principal amount of $8,600,000 (the "Series A Bonds") issued by The Industrial Development Board of the Metropolitan Government of Nashville and Davidson County (the "Metro IDB"). The Metro IDB holds title to the Original Facility, which it leases to the joint venture under a lease expiring in 2016. The lease of the Original Facility obligates the venture to make lease payments corresponding to principal and interest payable on Series A Bonds and provides the venture with an option to purchase the Original Facility at any time by paying the amount due under the Series A Bonds and making a nominal purchase payment to the Metro IDB. The joint venture refinanced the Series A Bonds in 1994 to achieve more favorable interest rate terms. The outstanding principal amount of Series A Bonds was $6,295,000 and $6,495,000 at September 30, 1996 and 1995, respectively. CPS, along with its joint venturer, has jointly and severally guaranteed the Series A Bonds, up to a maximum liability of $1,000,000. The complex was appraised in November 1994 for $17,000,000.

   The joint venture financed the Addition with $1,800,000 of industrial development bonds (the "Series B Bonds") issued by the Metro IDB. The Metro IDB holds title to the Addition, which it leases to the joint venture under a lease expiring in 2007. The lease of the Addition obligates the joint venture to make lease payments corresponding to principal and interest payable on the Series B Bonds and provides the joint venture with an option to purchase the Addition at any time by paying the amount due under the Series B Bonds and making a nominal purchase payment to the Metro IDB. On April 8, 1994, Realty purchased the Series B Bonds from the original holder. The outstanding principal amount of the Series B Bonds was $1,553,000 and $1,576,000 at September 30, 1996 and 1995,
respectively.

   Unaudited summary financial information for the Venture is as follows (in thousands):

                                           September 30,
                                        1996           1995

Financial position:
  Property and equipment, net         $ 4,982         $ 5,290
  Cash                                    459             577
  Other assets                            329             416
  Liabilities                          (8,161)         (8,415)

Net liabilities                      $ (2,391)       $ (2,132)


                                              Year Ended September 30,
                                         1996           1995          1994
Results of operations:
   Revenue                            $ 2,544        $  2,342      $  1,875
   Cost of operations                   1,808           1,757         1,745
Net earnings                          $   736        $    585      $    130
Cash flow distributed
  to partners                         $   994        $    630      $      -


   (b)  Larimer Square Parking Associates

   The Company acquired in October 1994 a 50% interest in a joint venture to construct a parking complex in Denver, Colorado. The complex, which was completed in February 1996, was constructed and financed by the joint venturers and third-party bank debt of the other venturer. The Company's share of the venture's net earnings was $22,000 and $22,000 for the years ended September 30, 1996 and 1995, respectively. The Company invested $991,000 in the joint venture and loaned the joint venture $1,100,000 in the form of a construction note, bearing interest at 9.5%, which was converted to a term note in August 1996, following completion of the project. An additional $1,430,000 was loaned by the Company which will be repaid through sales tax and property tax revenues by the Denver Urban Renewal Authority at an interest rate of 10%. The Company manages the parking facility for the venture.

   (c)  LoDo Parking Garage, LLC

   The Company acquired in March 1995 a 50% interest in a joint venture parking complex in Denver, Colorado. The complex is a seven-story, 315 space parking facility. The Company's share of the venture's net earnings was $77,000 and $92,000 for the years ended September 30, 1996 and 1995, respectively. The Company invested $1,375,000 in the joint venture and manages this parking facility for the joint venture.

   (d) Tennessee Candlewood Partnership

   Prior to September 8, 1995, the Company owned approximately 24.1% of the limited partnership interests in an apartment complex in Nashville, Tennessee. Effective on September 8, 1995, the Company's Chairman purchased from the Company the limited partnership interest for $123,000. The Company recognized partnership losses of $0 and $4,000 for fiscal years ended September 30, 1995 and 1994, respectively. The Company's President and Chief Operating Officer owns 9.0% of the interests of such partnership.

   (e)     Central Parking System Deutschland, GmbH

 The Company acquired in April 1996 a 50% interest in a joint venture that will manage and lease various parking structures in Germany. The Company's share of the venture's net loss for the six months of operations was $41,000 for the year ended September 30, 1996. The Company invested $210,000 in this joint venture.

(8) Revolving Credit Facility and Line of Credit

   In April 1996, the Company established a committed unsecured line of credit totaling $20,000,000. Such line provides liquidity, if necessary, for the Company and subsidiaries at LIBOR rates plus 1.125%. The agreement contains covenants for certain financial tests, including minimum interest coverage, net worth and maximum borrowings. The Company did not use such line during 1996. This line of credit was terminated in conjunction with the loan agreement discussed in Note 17.

 Prior to April 1996, the Company had various revolving credit agreements which were terminated. The Company did not use such lines in 1996, 1995, or 1994. See
Note 17 to the Consolidated Financial Statements.

(9) Shareholders' Equity

   (a)     Recapitalization

   On October 16, 1994, 5,532 shares of Class B Preferred stock of the Company were converted into 78,418 shares of nonvoting common stock. On March 16, 1995, the remaining 417 shares of Class B Preferred stock were converted into 5,903 shares of nonvoting common stock. No Class B Preferred stock was outstanding at September 30, 1996 or 1995.

   As of September 29, 1995, the Board of Directors and shareholders of the Company approved a plan of recapitalization which was effective immediately prior to the effectiveness of the Company's initial public offering of common stock on October 10, 1995 (see Note 9(b)). Under the plan of recapitalization, the Company authorized the issue of 1,000,000 shares of Preferred stock and 30,000,000 shares of common stock. The Class A Preferred, nonvoting common and voting common shares issued and outstanding as of the effective date of the plan of recapitalization were canceled and exchanged for common stock as follows:

                              Number of          Number of
                              Canceled             Shares
Class                          Shares              Issued
A-1 Preferred                   3,100              28,978
A-2 Preferred                   5,200              55,900
A-3 Preferred                   5,000              54,117
A-4 Preferred                   2,650              27,696
Nonvoting Common              462,321           5,088,650
Voting Common                 378,000           4,992,659
                                               10,248,000


   For purposes of calculating the exchange ratio for recapitalization, the Company utilized $15.00 as the price per share of the Company's common stock. Weighted average common shares and net earnings per common share for all years presented have been adjusted to reflect the recapitalization.

   The Company declared dividends of $450,000 and $398,000 in 1995 and 1994, respectively, on the Preferred stock that was outstanding prior to the recapitalization.

(b)	Initial Public Offering

   On October 10, 1995, the Company completed an initial public offering of common stock in which 1,243,000 shares were sold by the Company for net proceeds of $20.0 million.

   (c)     Stock Split

   On March 19, 1996 the Company effected a three-for-two stock split. This split resulted in the net issuance of 5,805,816 new shares. The total shares outstanding immediately following the split was 17,417,481. All share and share price amounts in the Consolidated Financial Statements have been adjusted accordingly.

 (10) Operating Lease Commitments

   The Company and its subsidiaries conduct a portion of their operations on leased premises under operating leases expiring at various dates through 2045. Lease agreements provide for minimum payments and contingent payments based upon a percentage of revenue or a combination of both. Certain locations additionally require the Company and its subsidiaries to pay real estate taxes and other occupancy expenses.

   Future minimum rental commitments under operating leases are as follows (in thousands):

                                         Year Ended
                                        September 30,
                        1997              $ 43,456
                        1998                35,445
                        1999                30,271
                        2000                24,687
                        2001                21,460
                     Thereafter             74,383

Total future operating lease commitments  $229,702

   Included in the future minimum rental commitments under operating leases are aggregate payments of $95,287,000 resulting from commitments incurred under the agreement described in Note 5.

   Rental expense for all operating leases is as follows (in thousands):
                                         Year Ended September 30,
                                   1996           1995             1994
Rentals:
  Minimum                       $ 38,882        $ 30,022        $  28,512
  Contingent                      19,330          21,009           13,325
    Total rentals               $ 58,212        $ 51,031        $  41,837

(11) Income Taxes

     Income tax expense consists of the following (in thousands):

                                       Year Ended September 30,
                                 1996             1995             1994
Current:
 Federal                        $ 5,585        $ 4,951         $ 3,717
  Targeted jobs credit,
    net of federal tax benefit        -           (216)           (217)
Net federal current tax expense   5,585          4,735           3,500
  State                             639            655             847
  Non-U.S                           423            587             366
                                  6,647          5,977           4,713
Deferred:
  Federal                           585           (363)            467
  State                               -              -               -
  Non-U.S.                            -            (51)             (1)
                                    585           (414)            466
Total income tax expense
  from earnings                 $ 7,232        $ 5,563         $ 5,179



Total income taxes are allocated as follows (in thousands):



                                         Year Ended September 30,
                                  1996           1995             1994
Income from earnings             $7,232         $5,563           $5,179
Shareholders' equity, tax
    benefit derived from
    non-statutory stock
    options exercised              (310)             -                -
Total income taxes               $6,922         $5,563           $5,179


  Provision has not been made for U.S. or additional foreign taxes on approximately $2,863,000, $2,110,000, and $1,088,000 at September 30, 1996, 1995
and 1994, respectively, of undistributed earnings of a foreign subsidiary, as those earnings are intended to be permanently reinvested.

   A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate of 34% to earnings before income taxes is summarized as follows (in thousands):

                                         Year Ended September 30,
                                  1996             1995            1994
U.S. Federal statutory
	rate on earnings
        before income taxes     $ 7,164         $ 5,272         $ 4,809
State and city income
	taxes, net of
	federal income
        tax benefit                 422             432             559
Difference in U.S.
	tax rate and
        non-U.S. tax rate            12              (8)             14
Targeted jobs credits,
	net of federal
        tax benefit                   -             (216)          (217)
Tax-exempt interest
  income                           (312)            (145)           (92)
Other                               (54)             228            106
Total income taxes expense      $ 7,232          $ 5,563        $ 5,179


   Sources of deferred tax assets and deferred tax liabilities are as follows (in thousands):
                                       September 30,
                                     1996         1995
 Deferred tax assets:
   Deferred compensation expense   $ 1,515      $ 1,380
   Property, plant and
     equipment, due to
     differences in
     depreciation                        -           82
   Liability insurance reserves        205          217
   Other                               131           23
Total gross deferred
   tax assets                        1,851        1,702
Deferred tax liabilities:
   Deferred tax gain on
     sales of properties            (2,583)      (2,250)
   Timing differences in
     recognition of partnership
     earnings                         (243)         (83)
   Property, plant and equipment,
     due to differences in
     depreciation                     (322)           -
   Other                               (42)        (123)
Total gross deferred
  tax liabilities                   (3,190)      (2,456)

Net deferred tax liabilities       $(1,339)       $(754)


(12)	Employee Benefit Programs

   (a)  Stock Plans

   All share amounts and prices have been adjusted to reflect the effects of the stock split discussed in Note 9(c).

   In August 1995, the Board of Directors and shareholders approved a stock plan for key personnel, which included a stock option plan and a restricted stock plan. Under this plan incentive stock options, as well as nonqualified options and other stock-based awards, may be granted to officers, employees and directors. A total of 945,000 common shares have been reserved for issuance under these two plans combined. Options representing 224,900 shares, net of cancellations, had been granted at September 30, 1996. Options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. At September 30, 1996, 181,153 shares had been issued through the restricted stock plan. Expense related to the vesting of restricted stock is recognized by the Company as restrictions lapse. Shares in the amount of 178,500 granted under the restricted stock plan were issued pursuant to the deferred compensation agreement modification discussed in Note 12(d).

   In August 1995, the Board of Directors and shareholders also approved a stock plan for directors. This plan provides for the grant, upon each director's initial election, of options to purchase 5,000 shares to each non-employee director. In addition, each non-employee director who has served for a minimum of six months on the last day of each fiscal year will receive additional options to purchase 2,000 shares on that date. A total of 150,000 shares have been reserved for issuance under the plan. Options to purchase 47,500 shares had been granted under this plan at September 30, 1996.

    The following table summarizes the transactions pursuant to the Company's stock option plans for the last fiscal year:

                                          Number          Option Price
                                       of Shares           Per Share
Outstanding at September 30, 1995          -           $   -  to $    -
        Granted                         299,500        $12.00 to $32.50
        Exercised                        59,450             $12.00
        Cancelled                        27,100             $12.00
 Outstanding at September 30, 1996      212,950        $12.00 to $32.50


   The Company also has an Employee Stock Purchase Plan which began April 1, 1996, under which 300,000 shares of common stock have been reserved for issuance. The Plan allows participants to contribute up to 10% of their normal pay (as defined in the Plan) to a custodial account for purchase of the Company's common stock. Participants may enroll or make changes to their enrollment annually, and they may withdraw from the Plan at any time by giving the Company written notice. Employees purchase stock annually following the end of the Plan year at a price per share equal to the lesser of 85% of the closing market price of the common stock on the first or the last trading day of the Plan year. At September 30, 1996, no shares had yet been issued under this plan.


   (b)  Profit Sharing Plan

 The Company has a profit-sharing plan for domestic employees to which employer contributions are at the discretion of the Board of Directors. Voluntary after-tax contributions not in excess of 10% of compensation may be made by non-highly compensated employees.

   Eligible employees, 20 years or older, may become a participant in the Plan after one year of continuous service, if the employee was employed prior to reaching age 65. An employee's interest in the Plan vests after two years at the rate of 20% each year, so that the employee is fully vested at the end of seven continuous years of service.

  Employer expense associated with this plan was $971,000, $886,000 and $770,000 in years 1996, 1995 and 1994, respectively.

   (c)  Incentive Compensation Agreements

   The Company has incentive compensation agreements with certain key employees. Participating employees receive an annual bonus based on profitability of the operations for which they are responsible. Incentive compensation expense is accrued during the year based upon management's estimate of amounts earned under the related agreements. Incentive compensation under all such agreements was approximately $4,371,000, $4,560,000 and $4,436,000 in years 1996, 1995 and
1994, respectively. In 1996, the cap on this bonus compensation for certain key executives was decreased.

   (d)  Deferred Compensation Agreements

  The Company has a deferred compensation agreement with the President and Chief Operating Officer of the Company in which the officer is entitled to receive upon retirement, payments in an aggregate amount equal to 5% of the increase in the Company's cumulative after tax profits since September 30, 1983. Upon the closing of the Company's initial public offering, the Company and the officer modified the existing agreement by issuing to the officer 178,500 shares (split adjusted) of restricted common stock under the Company's restricted stock plan. Further, the officer wmay be entitled to receive additional shares of restricted common stock until his normal retirement or, if earlier, the date of termination of his employment, in an amount determined by a formula based upon the Company's performance over such period. If the officer voluntarily terminates his employment with the Company before his normal retirement, or if the Company terminates his employment for cause, all shares of stock received and to be received under the restricted stock plan are to be forfeited. The market value of the restricted stock at the date of issuance was $670,000 greater than the Company's deferred compensation liability. Accordingly, the Company recorded deferred compensation expense in its shareholders' equity, which will be amortized ratably over the remaining expected term of the officer's employment. If it is determined that additional shares are to be issued under the agreement, the Company will recognize compensation expense, spread ratably over the remaining expected term of the officer's employment, equivalent to the market value of such shares, subject to future market fluctuations prior to the issuance of such shares.

   The Company has a deferred compensation agreement that entitles the Chairman and Chief Executive Officer to annual payments of $500,000 for a period of ten years following his termination, for any reason other than death, in exchange for a covenant not to compete. Thereafter, the officer is entitled to annual payments of $300,000 until his death and, in the event his wife survives him, she is entitled to annual payments of $300,000 until her death. The Company recognizes annual compensation expense pursuant to this agreement equivalent to the increase in the actuarially determined future obligation under the agreement.

   Compensation expense associated with these agreements was approximately $412,000, $782,000 and $775,000 in fiscal years 1996, 1995 and 1994, respectively.

   (e)  Severance Agreement

   The Company entered into a severance agreement with the President and Chief Operating Officer providing for a severance payment to him in cash or stock, at the Company's election, in an amount currently equal to three weeks of his total compensation for each year of employment with the Company, upon the termination of his employment with the Company for any reason other than fraud or intentional malfeasance.

(13)	Related Parties

   In October 1995, the Company exchanged two Nashville, Tennessee properties for two Tulsa, Oklahoma, properties owned by the majority shareholders through a Tennessee limited liability company ("the LLC") of which the Company's chairman is chief manager and owner of fifty percent of the membership interests. The two Nashville properties are surface lots located in downtown Nashville with an appraised value of $2,840,000. The Tulsa properties are two surface parking lots that the LLC purchased from an unrelated third party immediately prior to the exchange for approximately $2.6 million. In the transaction, the Company exchanged the Nashville properties at their appraised value and received the two Tulsa properties and approximately $200,000 in cash from the LLC. The Company will lease the Nashville properties from the LLC for $290,000 per year for a 10 year term. In addition, the Company will receive 25% of the gain in the event of a sale of these properties during the term of the lease. See Notes 2 and 7.


(14)  Contingencies

   The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to those proceedings and claims will not materially affect the financial position, operations, or liquidity of the Company. The Company maintains liability insurance coverage for individual claims in excess of $50,000, subject to annual aggregate limits.

   Certain contractual obligations are collateralized by irrevocable letters of credit. At September 30, 1996, total letters of credit amounted to $2,397,000.


(15)  Supplemental Cash Flow Information

   Cash payments made for interest and income taxes were as follows (in thousands):
                                         Year Ended September 30,
                                 1996        1995          1994
Interest                       $    -      $    -        $   40
Income taxes                    7,209       5,877         3,742

(16)  Business Segments

   The Company's business activities consist of domestic and foreign operations. A summary of information about the Company's operations by segments is as follows (in thousands):
                                      Year Ended September 30,
                          1996           1995            1994

Total revenues:
   Domestic            $130,141        $110,007       $ 96,899
   Foreign               13,175          16,148         15,269
   Consolidated        $143,316        $126,155       $112,168

Operating earnings:
   Domestic            $ 15,873        $ 12,111       $ 10,173
   Foreign                1,059           1,491          1,035
   Consolidated       $  16,932        $ 13,602       $ 11,208

Earnings before
  income taxes:
  Domestic            $  19,748        $ 13,953       $ 13,108
  Foreign                 1,320           1,554          1,035
  Consolidated         $ 21,068        $ 15,507       $ 14,143


                           Year Ended September 30,
                           1996                1995

Identifiable assets:
  Domestic                 $102,132        $ 66,068
  Foreign                     5,080           4,372
Consolidated               $107,212        $ 70,440


(17)  Subsequent Events

  On November 22, 1996, the Company signed a definitive agreement to acquire for cash Civic Parking, LLC, a limited liability company, which owns four parking garages in St. Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages, which are presently operated by the Company under management agreements, have a total of 7,464 parking spaces.

   On December 6, 1996, the Company signed a definitive purchase agreement to acquire all of the outstanding shares of Square Industries, Inc. ("Square Industries"). Square Industries currently has approximately 1.2 million shares of common stock outstanding, plus stock options and warrants equivalent to approximately 555,000 shares which will also be acquired on similar terms to the outstanding common stock. Approximately 8% of the purchase price will be deposited by the Company in escrow as contingent consideration for distribution to either the shareholders of Square Industries or the Company based upon the resolution of two specific matters, subject to adjustment as provided in the escrow agreement. The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, Square Industries will become a wholly owned subsidiary of the Company. The transaction has been recommended by the Boards of Directors of the Company and Square Industries. The Company filed its notice of tender offer with the Securities and Exchange Commission on December 13, 1996 and launched the tender offer immediately thereafter.

   The total funds required by the Company to consummate the two acquisitions noted above is estimated at approximately $170 million, including fees and expenses and retirement of approximately $22 million of existing Square Industries debt. The Company will finance such transactions from current working capital and the revolving credit provisions of a $150 million loan agreement (the "Acquisition Facility") with a commercial bank and certain other lenders (the "Lenders") dated December 12, 1996.

   The Acquisition Facility, which is unsecured, expires January 31, 2000, provided that the Lenders may extend the term until January 31, 2001, upon the request of the Company. Revolving loans under the Acquisition Facility bear interest at one of two rates, at the Company's option, either (i) the bank's base rate plus .5% or (ii) the LIBOR plus a margin ranging from .25% to 1.5% depending on the occurrence of certain dates or events, achievement of certain financial ratios and the Company's senior unsecured debt rating from Standard and Poor's or Moody's. The Company must permanently reduce the amount available for borrowing under the Acquisition Facility to $120 million by February 28, 1997, provided that the Lenders may extend such date to April 30, 1997 upon the payment of a commitment fee by the Company. The Company must also permanently reduce the amount available for borrowing under the Acquisition Facility to $85 million by September 30, 1997, or earlier upon the occurrence of certain events, provided that the Lenders may extend the September 30 date to December 31, 1997 and again to March 31, 1998, in each case upon the payment of an extension fee by the Company. The Company anticipates that the borrowings under the Acquisition Facility will be repaid out of cash flow, a refinancing, or the proceeds of a debt or equity offering. The Acquisition Facility contains customary representations, warranties an covenants of the Company and its subsidiaries, including financial covenants relating to maintenance of ratios and restrictions on further indebtedness.