Form 10-K, Exhibit 13
period 1997-09-30
CENTRAL PARKING CORP
filed 1997-12-29
CIK 949298

EXHIBIT 13


                           CENTRAL PARKING CORPORATION
                       1997 ANNUAL REPORT TO SHAREHOLDERS

                              ---------------------

                      SELECTED CONSOLIDATED FINANCIAL DATA

Set forth below are selected consolidated financial data of the Company for each of the periods indicated. The statements of earnings, per share, and balance sheet data were derived from the audited consolidated financial statements of the Company. All of the information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Amounts in thousands, except per share data

                                                                  Year Ended September 30,
                                        1993         1994         1995         1996         1997             1997  vs  1996
                                                                                                           Increase (Decrease)
                                                                                                               Difference
                                                                                                             $             %
STATEMENTS OF EARNINGS DATA:
Revenues:
  Parking                            $ 69,589      $ 82,890     $ 94,383     $109,272     $ 180,886      $ 71,614        65.5%
  Management contract                  25,829        29,278       31,772       34,044        42,090         8,046        23.6
    Total revenues                     95,418       112,168      126,155      143,316       222,976        79,660        55.6
Total costs and expenses               87,629       100,960      112,553      126,384       195,124        68,740        54.4
    Operating earnings                  7,789        11,208       13,602       16,932        27,852        10,920        64.5
Percentage of total revenues                                         8.2%        10.0%         10.8%         11.8%       12.5%
Interest income (expense), net            (14)          691        1,462        2,303        (2,740)       (5,043)     (219.0)
Net gains on sales of
  property and equipment                1,122         2,214           81        1,192         3,137         1,945       163.4
Equity in partnership and
  joint venture earnings (losses)        (247)           30          362          641         4,163         3,522       549.1
Earnings before income taxes            8,650        14,143       15,507       21,068        32,412        11,344        53.8
Income taxes                            3,416         5,179        5,563        7,232        12,207         4,975        68.8
Income tax percentage of
  earnings before income tax                                        39.5%        36.6%         35.9%         34.3%       37.7%
Net earnings                            5,234         8,964        9,944       13,836        20,205         6,369        46.0
Percentage of total revenues                                         5.5%         8.0%          7.9%          9.7%        9.0%

PER SHARE DATA:
Net earnings                         $    .23      $    .39     $    .43     $    .53     $     .77      $    .24        45.3
Weighted average
  common shares (1)                    23,058        23,058       23,058       26,237        26,387           150         0.6
Net book value per common
  shares outstanding at
  September 30, (1)                      1.01          1.38         1.79         2.93          3.68           .75        25.7

                                                                                               Increase (Decrease)
                                                                                                    Difference
                                                        Year End September 30,                    $             %
                                   1993        1994       1995       1996          1997           1997  vs  1996
BALANCE SHEET DATA:
Cash and cash equivalents       $  3,193     $12,026    $10,218    $ 28,605    $   9,979     $ (18,626)      (65.1)%
Working capital                   (4,466)      1,987      2,676      19,707       (9,231)      (28,938)     (146.8)
Total assets                      46,950      60,029     70,440     107,212      234,014       126,802       118.3
Long-term debt, less current
  portion                             --          --         --          --       73,252        73,252        N/A
Shareholders' equity              23,249      31,861     41,360      76,793       96,851        20,058        26.1




                                                                                      Increase (Decrease)
                                                                                            Difference
                                                    Year End September 30,                 $          %
                                   1993      1994       1995       1996       1997        1997  vs  1996
OTHER DATA:
Depreciation and amortization    $2,274     $2,594     $2,882     $3,420     $5,875     $2,455      71.8%
Employees (2) (5)                 4,500      5,400      6,000      6,600      9,300      2,700      40.9
Number of shareholders (2)          N/A        N/A      3,000      5,500      8,000      2,500      45.5
Market capitalization (1) (3)       N/A        N/A        N/A     $  568     $  802     $  234      41.2
Price earnings ratio (1) (2)        N/A        N/A        N/A       40.9       39.6        N/A       N/A
Return on Equity (4)               25.2%      32.5%      27.2%      23.4%      23.3%       N/A       N/A

(1) Reflects the recapitalization, initial public offering of shares, and subsequent stock splits of the Company described in Note 9 to the Consolidated Financial Statements.

(2) Reflects information as of September 30 of the respective fiscal year, rounded to the nearest hundred, except ratio data.

(3) Reflects information as of September 30 of the respective fisical year, rounded to the nearest million.

(4) Reflects return on equity calculated using net earnings divided by average shareholders' equity.

(5)      Unaudited information.


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

   The following discussion of the results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

OVERVIEW

   The Company provides parking services at multi-level parking facilities and surface parking lots. It also provides parking consulting services, shuttle services, valet services, parking meter enforcement services, and billing and collection services. The Company distinguishes itself from its competitors by combining a reputation for professional integrity and quality management with operating strategies designed to increase the revenues of parking operations for its clients. The Company's clients and landlords include some of the nation's largest owners and developers of mixed-use projects, major office building complexes, sports stadiums, hotels, and toll roads. Parking facilities operated by the Company include, among others, certain terminals operated by BAA Heathrow International Airport (London), the Prudential Center (Boston), Cinergy Field (Cincinnati), Coors Field (Denver), Oriole Park at Camden Yards (Baltimore), and various parking facilities owned by the Hyatt and Westin hotel chains, the Rouse Company, Faison Associates, May Department stores, Equity Office Properties, and Crescent Real Estate.

Central operates parking facilities under three types of arrangements:

MANAGEMENT CONTRACTS
The Company's responsibilities under a management contract as a facility manager include hiring, training, and staffing parking personnel, and providing collections, accounting, record keeping, insurance, and facility marketing services. In general, the Company is not responsible for structural, mechanical, or electrical maintenance or repairs, or providing security or guard services. The Company generally receives a base monthly fee for managing these facilities plus fees for ancillary services such as insurance, accounting, equipment leasing, and consulting and often receives a percentage of facility revenues above a base amount. Under the Company's typical management contract, the facility owner pays a minimum management fee and operating expenses such as taxes, license and permit fees, insurance, payroll and accounts receivable processing, and wages of personnel assigned to the facility. In addition, the facility owner also pays for maintenance, repair costs, and capital improvements. The typical management contract is for a term of one to three years and is renewable, typically for successive one-year terms.

LEASE CONTRACTS
In contrast to management contracts, lease arrangements are typically for terms of three to ten years, with a renewal term, and provide for a contractually established payment for the facility owner, regardless of operating earnings of the parking facility. The Company's rent is generally either a flat annual amount, a percentage of gross revenues, or a combination thereof. Under its leases, the Company is responsible for all facets of the parking operations, including utilities and ordinary and routine maintenance, but is generally not responsible for major maintenance, repair, or property taxes. The leased facilities require a longer commitment and a larger capital investment by the Company than managed facilities, but provide a more stable source of revenue and a greater opportunity for long term revenue growth.

FACILITY OWNERSHIP
Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities, but provides maximum control over the operation of the parking facility. All owned facility revenues flow directly to the Company. Additionally, ownership provides the potential for realizing capital gains from the appreciation of the value of underlying real estate. The Company typically targets ownership opportunities in cities in which it currently operates, focusing on unrelated sites that are being used as parking facilities.

The Company also seeks joint venture partners who are established local or regional developers pursuing financing alternatives for development projects. Joint ventures typically involve a development where the parking facility is a part of a larger multi-use project, allowing the Company's joint venture partners to benefit from a capital infusion to the project. Joint ventures offer the revenue growth potential of ownership with a partial reduction in capital requirements.


Fiscal Years Ending September 30,
Historical Financial Summary                               Actual
($ Millions)                                1994            1995            1996              1997

Parking revenues                          $  82.9          $ 94.4          $ 109.3          $ 180.9
   % Growth over prior year                  19.1%           13.9%            15.8%            65.5%

Management contract revenues                 29.3            31.8             34.0             42.1
   % Growth over prior year                  13.4%            8.5%             7.2%            23.6%

Total revenues                              112.2           126.2            143.3            223.0
   % Growth over prior year                  17.6%           12.5%            13.6%            55.6%

Cost of parking and management contracts     86.8            96.8            109.0            171.7
   % of total revenues                       77.4%           76.8%            76.0%            77.0%

General and administrative expenses          14.2            15.7             17.4             23.4
   % of total revenues                       12.6%           12.5%            12.2%            10.5%

Operating earnings                           11.2            13.6             16.9             27.9
   % of total revenues                       10.0%           10.8%            11.8%            12.5%

Depreciation & amortization                   2.6             2.9              3.4              5.9
Interest income (expense), net                0.7             1.5              2.3             (2.7)
Equity in partnerships &
   joint venture earnings                       -             0.4              0.6              4.2

Net gains on sales of
   property & equipment                       2.2               -              1.2              3.1

Net earnings                                  9.0             9.9             13.8             20.2
   % of total revenues                        8.0%            7.9%             9.7%             9.0%

As of September 30, 1997, the Company operated 877 facilities under management contracts, leased 709 facilities, and owned 58 facilities, including operations from foreign facilities. The following table summarizes domestic and foreign facilities.

                                    September 30, 1997
                                                                    Percent
                              Managed   Leased   Owned   Total      of Total
Total U.S. and Puerto Rico      824      613      58      1,495       90.9%
United Kingdom                   31       77      --        108        6.6
Mexico(1)                        19       13      --         32        1.9
Germany(1)                       --        5      --          5        0.3
Canada                            3        1      --          4        0.3
Total Foreign                    53       96      --        149        9.1
Total Facilities                877      709      58      1,644      100.0%

(1)      Operated through 50% owned joint ventures

PARKING REVENUES

Parking revenues include revenue from leased and owned facilities. Parking revenues in fiscal 1997 increased to $180.9 million from $109.3 million in fiscal 1996, an increase of $71.6 million, or 65.5%. Of the $71.6 million increase, $41.0 million, or 57.3% of the increase, resulted from the acquisition of Square Industries, Inc. ("Square") and Car Park Corporation's ("Car Park") leased and owned locations. The remaining increase of $30.6 million, or 42.7%, is from a combination of the addition of 80 net locations, increased rates and higher utilization of parking spaces at existing facilities.

Parking revenues from owned properties amounted to $5.4 million, $6.3 million, and $14.3 million for the years ended September 30, 1995, 1996 and 1997, respectively. Owned properties parking revenues, as a percentage of parking revenues, accounted for 5.7% in 1995, 5.8% in 1996, and 7.9% in 1997.

Parking revenues from leased facilities amounted to $89.0 million, $103.0 million, and $166.6 million for the years ended September 30, 1995, 1996, and 1997, respectively. Leased properties parking revenues, as a percentage of parking revenues, accounted for 94.3% in 1995, 94.2% in 1996, and 92.1% in 1997.


MANAGEMENT CONTRACT REVENUES

Management contract revenues include revenue from managed facilities. In fiscal year 1997, management contract revenues increased 23.6% to $42.1 million, primarily as a result of the addition of 36 managed facilities acquired in the transaction with Square Industries. Management contract revenues amounted to $31.8 million, $34.0 million and $42.1 million for the years ended September 30, 1995, 1996, and 1997, respectively.

International

Parking is a relatively standard business and does not differ significantly across international borders. The Company's aggressive strategy to build European operations will allow it to begin penetrating that continent, as it has in the U.S. By applying established business methods to new markets, Central Parking has already achieved economies of scale overseas. European operations are located in the United Kingdom (108 facilities), a joint venture in Germany (5 facilities) and an Amsterdam business development office which opened in 1995. Central Parking also maintains operations in Mexico through a joint venture (32 facilities), Canada (4 facilities) and has a major consulting project in Malaysia. Upon completion of the Kuala Lumpur City Center in Malaysia, Central Parking will manage the parking operations under a management contract.

Revenues from foreign operations were $16.1 million, $13.2 million, and $18.1 million for the fiscal years 1995, 1996 and 1997, respectively. The increase in 1997 resulted primarily from the net addition of 20 leased and managed properties in the United Kingdom. The decrease from 1995 to 1996 resulted from the termination of a lease in the United Kingdom. Presently, the Company believes it has limited exposure to foreign currency risk and has no foreign currency hedge programs.

JOINT VENTURES

The Company has pursued joint ventures as a growth strategy for two specific opportunities. First, Central Parking's international expansion will continue to focus on joint ventures when strategically beneficial or appropriate for operational reasons (e.g., to overcome language and cultural barriers). In growing its international operations, the Company has concluded that the value of creating an alliance with local parking or real estate organizations exceeds the foregone economics of starting to build the business and relationship from the beginning. Secondly, in those domestic markets where Central Parking is constructing a new parking facility (e.g., to service a nightlife entertainment attraction or the like), the Company is biased toward aligning the real estate developer's economic interest with Central Parking's economic interest. This usually is most readily accomplished via equity ownership. To date, four such domestic joint venture development projects have been struck, the largest being Civic Parking, LLC, in St. Louis, and the most recent being the Arizona Stadium Parking Garage, LLC with local Phoenix developers.

ACQUISITIONS

Although the Company historically has focused primarily on adding individual facility operations rather than on acquiring competing companies, management believes that the Company can benefit from acquiring regional operators. The Company's acquisition strategy focuses primarily on acquisitions that will enable the Company to become a leader in selected current markets and achieve synergistic savings from the elimination of duplicative management. The Company believes it can improve acquired operations through more sophisticated operating systems and more professional management. During 1997 the Company acquired the following:

        (a) Civic Parking, LLC

On December 31, 1996, the Company purchased for cash Civic Parking, LLC ("Civic Parking"), a limited liability company, which owns four parking garages in St.
Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages, which had previously been operated by the Company under management agreements, have a total of 7,464 parking spaces. The purchase price was approximately $91.0 million, which was financed through working capital and a draw of $67.2 million on the Company's Revolving Credit Facility (see Notes 2, 7, and 8 to the Company's Consolidated Financial Statements). On April 16, 1997, the Company sold 50% of the ownership units of Civic Parking to an affiliate of Equity Capital Holdings, LLC for $46.0 million in cash. The Company will continue to operate these garages pursuant to a lease and operating agreement with Civic Parking, LLC.

        (b) Square Industries, Inc.

On January 18, 1997, the Company completed a cash tender to acquire all of the outstanding shares of Square Industries, Inc. ("Square") for $54.8 million, including transaction fees and other related expenses. In addition, the Company assumed $23.2 million of existing Square debt. The purchase price was financed through a draw on the Company's Revolving Credit Facility (see Note 8 to the Company's Consolidated Financial Statements). As of September 30, 1997, the Company has refinanced $18.9 million of the debt assumed from Square, through a draw on the Revolving Credit Facility. Square operated 116 parking facilities containing over 61,000 parking spaces, located primarily in the northeast.

        (c) Car Park Corporation

On May 29, 1997, the Company acquired the assets and related leases of Car Park Corporation ("Car Park") for $3.5 million; consisting of 18 parking facilities with approximately 2,600 parking spaces located in the San Francisco metropolitan area. The purchase price was financed through a draw of approximately $1.7 million on the Company's Revolving Credit Facility (see Note 8 to the Company's Consolidated Financial Statements), and $1.8 million payable to the sellers in equal monthly installments over a four year term, subject to early payoff at seller's request (at a discounted rate).

        (d) Diplomat Parking Corporation and Kinney Parking System.

On October 1, 1997, subsequent to the Company's fiscal year end, Diplomat Parking Corporation was purchased for $21.7 million. Diplomat operates 164 parking facilities containing over 37,000 parking spaces, located primarily in Washington, D.C. and Baltimore, Maryland. Additionally, in November 1997, the Company signed a definitive agreement to acquire Kinney Parking System for approximately $188 million including cash and $37.0 million of the Company's common stock plus assumption of approximately $18.6 million of debt. The Kinney purchase price is subject to adjustment for certain events. Kinney operates approximately 400 facilities containing over 171,000 parking spaces, primarily in the northeast.

A summary of activity by type of facility is as follows:

                                                   Year Ended September 30
                                              1995          1996          1997
Managed Facilities (1):
   Beginning of year                           626           715           770
   Acquired during year                         --            --            36
   Added during year                           120           114           164
   Deleted during year (2)(3)(5)               (31)          (59)          (93)
   End of year                                 715           770           877
   Renewal Rate                               95.0%         92.4%         91.1%

Leased Facilities (1):
   Beginning of year                           436           485           552
   Acquired during year                         --            --            82
   Added during year (3)                        65            94            99
   Deleted during year (5)                     (16)          (27)          (24)
   End of year                                 485           552           709

Owned Facilities (1)(4):
   Beginning of year                            26            31            37
   Acquired during year                         --            --            20
   Purchased during year(2)                      5             6             5
   Sold during year                             --            --            (4)
   End of year                                  31            37            58
Total facilities (end of year)               1,231         1,359         1,644

Percentage net growth, including
 acquisitions in number of facilities:
   Managed (1)(2)(3)                          14.2%          7.7%         13.9%
   Leased (1)(3)                              11.2%         13.8%         28.4%
   Owned (1)(2)(4)                            19.2%         19.4%         56.8%
   Total facilities                           13.1%         10.4%         21.0%

(1) Includes 34 managed, 29 leased and 14 owned properties operated under joint venture agreements at September 30, 1997.

(2) Includes the purchase in 1996 and 1997, of four properties that were previously managed in both years.

(3) Includes the lease in 1996 and 1997, of one property and 11 properties that were previously managed, respectively.

(4) Includes the Company's corporate headquarters in Nashville, Tennessee.

(5) Excluded from the above table at September 30, 1997, are six managed on-street locations and two leased on-street locations which were reflected as current year deletions.

The Company purchases and sells parking properties incidental to its operations. During 1997 the Company purchased a net total of 21 properties.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, information derived from the Company's consolidated financial statements expressed as a percentage of total revenues.

                                                Year Ended September 30
                                             1995        1996        1997
Parking revenues                             74.8%       76.2%       81.1%
Management contract revenues                 25.2        23.8        18.9
        Total revenues                      100.0       100.0       100.0
Cost of parking and management
  contracts                                  76.7        76.0        77.0
General and administrative expenses          12.5        12.2        10.5
        Operating earnings                   10.8        11.8        12.5
Interest income (expense), net                1.2         1.6        (1.3)
Net gains on sales of property
  and equipment                                --         0.8         1.4
Other                                         0.3         0.5         1.9
        Earnings before income taxes         12.3        14.7        14.5
Income taxes                                  4.4         5.0         5.5
        Net earnings                          7.9%        9.7%        9.0%

YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

  Parking revenues in fiscal 1997 increased to $180.9 million from $109.3 million in fiscal 1996, an increase of $71.6 million, or 65.5%. Of the $71.6 million increase, $41.0 million, or 57.3% of the increase, resulted from the acquisition of Squares' and Car Parks' leased and owned locations. The remaining increase of $30.6 million, or 42.7%, is from a combination of the net addition of 76 locations, increased rates and higher utilization of parking spaces at existing facilities.

   Management contract revenues in fiscal 1997 increased to $42.1 million from $34.0 million in fiscal 1996, an increase of $8.1 million, or 23.6%. Of the $8.1 million increase, $2.8 million, or 34.6% of the increase, resulted from the Square and Car Park acquisitions. The remaining increase of $5.3 million, or 65.4%, is attributable to the net addition of 71 locations and increased management fees on existing locations.

  Revenues from foreign operations increased to $18.1 million in 1997 from $13.2 million in 1996. The increase of 37.4% in revenues from foreign operations resulted primarily from the net addition of 20 locations in the United Kingdom and increased revenues on existing locations.

  Cost of parking in fiscal 1997 increased to $159.9 million from $99.2 million in fiscal 1996, an increase of $60.7 million, or 61.2%. Rent expense increased $31.9 million, principally as a result of new locations from acquisitions and additional percentage rent on existing locations. Of the remaining $28.8 million increase in cost of parking, payroll expense accounted for $12.5 million. The payroll expense increase was attributable to a combination of acquisitions, new locations and increases on existing payroll. Cost of parking, as a percentage of parking revenues, decreased to 88.4% in fiscal 1997 from 90.8% in fiscal 1996. This decrease of 240 basis points was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

   Cost of management contracts in fiscal 1997 increased to $11.8 million from $9.8 million in the comparable period in 1996, an increase of $2.0 million, or 20.7%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 28.0% in fiscal 1997 from 28.7% in fiscal 1996. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees from a combination of new and existing locations. The decrease in renewal rate for management contracts to 91.1% in 1997, from 92.4% in 1996, is primarily attributable to the loss of one large contract which included 9 management locations. This trend is not expected to continue.

   General and administrative expenses in fiscal 1997 increased to $23.4 million from $17.4 million in fiscal 1996, an increase of $6.0 million, or 34.5%. This increase was primarily a result of an increase in payroll expense of $4.2 million, associated with the additional general and administrative expenses of acquired operations, as well as, opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits.

   Interest income in fiscal 1997 decreased to $1.8 million from $2.3 million in fiscal 1996. This decrease of $461,000 was primarily attributable to decreased cash and cash equivalents during the year. Interest expense totaled $4.6 million in 1997 compared to zero in 1996. The increased interest expense was a result of borrowing to fund additional asset purchases and acquisitions during the year. The weighted average balance outstanding for the period during which the Company had debt outstanding, beginning December 31, 1996, was approximately $88.7 million at a weighted average interest rate of 7.1%.

   Equity in partnership and joint venture earnings for fiscal 1997 increased to $4.2 million from $641,000 in fiscal 1996. The increase of $3.5 million resulted primarily from Civic Parking, LLC ($2.9 million) and increases in joint venture earnings of the Mexican joint venture ($514,000 in 1997 versus $152,000 in 1996).

   The Company's effective income tax rate was 37.7% for fiscal 1997 compared to 34.3% for fiscal 1996. The rate increase was attributable to the increase in the Company's federal income tax rate (see Note 11 to the Company's Consolidated Financial Statements), the comparative decrease in the amount of tax exempt income, the addition of nondeductible goodwill amortization and the increase in the effective state income tax (see Note 11 to the Company's Consolidated Financial Statements).

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

   Cost of parking in fiscal 1996 increased to $99.2 million from $87.2 million in fiscal 1995, an increase of $12.0 million, or 13.8%. Rent expense increased $7.1 million, principally as a result of the new locations and additional percentage rent on existing locations. Of the remaining $4.9 million increase in cost of parking, payroll expense accounted for $3.8 million. The payroll expense increase was attributable to a combination of new locations and increases on existing payroll. Costs of parking, as a percentage of parking revenues, decreased to 90.8% in fiscal 1996 from 92.4% in fiscal 1995. This decrease of 160 basis points was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

   Cost of management contracts in fiscal 1996 increased to $9.8 million from $9.7 million in the comparable period in 1995, an increase of $120,000, or 1.2%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 28.7% in fiscal 1996 from 30.4% in fiscal 1995. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees. The decrease in renewal rate for management contracts to 92.4% in 1996, from 95.0% in 1995, is primarily attributable to the discontinuance of low margin management contracts.

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

   Interest income in fiscal 1996 increased to $2.3 million from $1.5 million in fiscal 1995. This increase of $800,000 was primarily attributable to an increase in additional investments added from the proceeds of the October 1995 Initial Public Offering ("IPO") of $20.0 million and the net cash flow generated from operations (see Note 9(b) to the Company's Consolidated Financial Statements).

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


QUARTERLY RESULTS

   The Company experiences fluctuations in its quarterly net earnings as a result, in part, of recognition of intermittent gains on sales of properties. Additionally, the Company has and may continue to experience fluctuations in revenues and related expenses due to acquisitions, preopening costs, travel and transportation patterns affected by weather, and local and national economic conditions. The following table sets forth certain quarterly statement of earnings data for each of the Company's last eight fiscal quarters and the percentage of net revenues represented by the line items presented (except in the case of per share amounts). The quarterly statements were impacted by the acquisition of Civic Parking, LLC (December 1996), Square Industries (January
1997), Car Park (April 1997) and net gains on sales of property and equipment of $1.1 million in the quarter ended March 31, 1996 and $3.1 million in the quarter ended September 30, 1997. The quarterly statement of earnings data set forth below was derived from unaudited financial statements of the Company and includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation thereof. The per share numbers have been restated to reflect the three for two stock splits (see Note 9(c) to the Company's Consolidated Financial Statements).

Amounts in thousands, except per share data

                                1996 Fiscal Year

                                  December 31                  March 31                   June 30                   September 30
Total revenues              $33,251        100.0%      $35,680        100.0%      $ 37,504         100.0%      $36,881        100.0%
Operating earnings            4,135         12.4         3,595         10.1          4,870          13.0         4,332         11.7
Net gains on sales of
  property & equipment           41          0.1         1,142          3.2             (1)          0.0            10          0.0
Earnings before
  income taxes                4,929         14.8         5,332         14.9          5,668          15.1         5,139         13.9
Net earnings                $ 3,228          9.7%      $ 3,465          9.7%      $  3,707           9.9%      $ 3,436          9.3%
Net earnings
  per common share          $  0.13                    $  0.13                    $   0.14                     $  0.13



                                1997 Fiscal Year

                                  December 31                 March 31                    June 30                 September 30
Total revenues              $41,423        100.0%      $55,925        100.0%      $60,030        100.0%      $65,598        100.0%
Operating earnings            5,129         12.4         7,109         12.7         7,706         12.8         7,908         12.1
Net gains on sales of
  property & equipment            3          0.0             2          0.0             3          0.0         3,129          4.8
Earnings before
  income taxes                6,000         14.5         6,993         12.5         8,242         13.7        11,177         17.0
Net earnings                $ 3,899          9.4%      $ 4,416          7.9%      $ 5,275          8.8%      $ 6,615         10.1%
Net earnings
  per common share          $  0.15                    $  0.17                    $  0.20                    $  0.25



LIQUIDITY AND CAPITAL RESOURCES

   Net cash provided by operating activities for fiscal 1997 was $21.9 million, an increase of $2.4 million from the net cash of $19.5 million provided by operating activities during the same period in fiscal 1996. The primary factors which contributed to this increase were increased net earnings.

   Net cash used in investing activities was $92.0 million for fiscal 1997. The acquisitions of Square and Car Park utilized cash of $50.0 million, net of cash acquired; investments in partnerships, primarily Civic Parking, were $46.3 million; and property and equipment purchases represented $6.3 million. These investment activities were partially offset by the sale of a property for $9.3 million that was acquired in the Square transaction and the sale of a free-standing parking garage for approximately $13.2 million, of which $3.0 million of proceeds were cash (see
Note 3 to the Company's Consolidated Financial Statements). No gain or loss was recognized on the sale of the Square property and a gain of $3.1 million was recognized on the sale of the free-standing parking garage.

   Net cash provided by financing activities for fiscal 1997 was $51.3 million. Net borrowing from the Company's Revolving Credit Facility represented $70.8 million which was used to fund, in part, the acquisitions of Square, Civic Parking and Car Park and to refinance $18.9 million of debt assumed in the acquisition of Square.

   Subsequent to September 30, 1997, the Company purchased Diplomat Parking Corporation for approximately $21.7 million which was financed under the Revolving Credit Facility (see Note 8 to the Company's Consolidated Financial Statements). Additionally, the Company announced a definitive agreement to purchase Kinney Parking System for approximately $188 million, plus assumption of indebtedness of $16.0 million and including the issuance of common stock of the Company in the amount $37.0 million. The Kinney purchase price is subject to adjustment for certain events. To finance such an acquisition, the Company has obtained a commitment for a $300 million Acquisition Credit Facility (see Note 17(c) to the Company's Consolidated Financial Statements).

   Depending on the timing and magnitude of the Company's future investments (either in the form of leased or purchased properties, joint ventures, or acquisitions), the working capital necessary to satisfy current obligations is anticipated to be generated from operations and the Revolving Credit Facility and the new Acquisition Credit Facility (see Note 17(c) to the Company's Consolidated Financial Statements). On March 24, 1997, the Company filed a registration statement with the Securities Exchange Commission registering an additional 3.3 million shares of common stock, but may adjust the number of shares to reflect the stock split and increase the amount of proceeds. It is the Company's intention to market these shares in the second fiscal quarter of 1998. If the Company identifies investment opportunities requiring cash in excess of the Company's cash flows and the existing credit facility, the Company may seek additional sources of capital, including the sale or issuance of common stock.

REVOLVING CREDIT FACILITY

   The Revolving Credit Facility, which is unsecured, expires January 31, 2000, provided that the Lenders may extend the term until January 31, 2001, upon the request of the Company. Advances under the Revolving Credit Facility bear interest at one of two rates, at the Company's option, either (i) the bank base rate or (ii) the LIBOR plus a margin ranging from .25% to 1.25%, depending on the occurrence of certain dates or events and achievement of certain financial ratios. In accordance with the loan agreement, the Company permanently reduced the facility from $150 million to $120 million as of April 16, 1997. The Company anticipates that the borrowings under the Revolving Credit Facility will be refinanced from the proceeds of the new Acquisition Credit Facility, and subsequently a debt or equity offering. The Revolving Credit Facility contains certain covenants which require the Company and its subsidiaries to maintain certain financial ratios and restrict further indebtedness. As of September 30, 1997, the Company had $70.8 million outstanding, and $48.0 million available for borrowing, under the Revolving Credit Facility.

ACQUISITION CREDIT FACILITY COMMITMENT

   In October 1997, the Company obtained a commitment for an aggregate $300 million senior credit facility (Acquisition Credit Facility), consisting of a five year $200 million Revolving Credit Facility which will include a sublimit of principal of $25 million in standby letters of credit and a $100 million five year term loan with equal quarterly payments, beginning in year two, at an interest rate during the first six months at LIBOR plus 125 basis points. At the end of the six month period, the loan interest rate and commitment fee will revert to a pricing grid based upon a number of financial ratios. The facility commitment contains certain covenants which require the Company to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends paid. The Acquisition Credit Facility will replace the Revolving Credit Facility upon closing of the Kinney System acquisition.

INTERNATIONAL FOREIGN CURRENCY EXPOSURE

  The Company operates wholly owned subsidiaries in the United Kingdon, Malaysia, Canada and the Netherlands. Additionally, the Company operates through joint ventures in Germany and Mexico and subsequent to September 30, 1997 has formed a joint venture to operate in Spain. The Company intends to invest in foreign leased or owned facilities, usually through joint ventures, and may become increasingly exposed to foreign currency fluctuations. The Company, in limited circumstances, has denominated contracts in U.S. dollars to limit currency exposure. Presently, the Company has limited exposure to foreign currency risk and has no hedge programs. The Company anticipates implementing a hedge program if such risk materially increases.

IMPACT OF INFLATION AND CHANGING PRICES

   The primary sources of revenues to the Company are parking revenues from owned and leased locations and management contract revenue (net of expense reimbursements) on managed parking facilities. The Company believes that inflation has had a limited impact on its overall operations for fiscal years ended September 30, 1995, 1996 and 1997.


NEW ACCOUNTING PRONOUNCEMENTS

   In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", which replaces APB Opinion No. 15. SFAS 128 calls for disclosure of basic and diluted earnings per share. The pro forma basic and diluted earnings per share calculated under SFAS 128 for the year ended September 30, 1997, do not differ significantly from the amounts calculated under APB 15.

   In February 1997, the Financial Accounting Standards Board issued SFAS No. 129, "Disclosure of Information about Capital Structure". This pronouncement is effective for periods ending after December 15, 1997. SFAS 129 requires additional disclosure regarding characteristics and future redemptions of equity instruments. Management has reviewed the provisions of SFAS 129 and does not anticipate that it will have a significant impact on the Company's consolidated financial statements or footnote disclosures.

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". This pronouncement is effective for fiscal years beginning after December 15, 1997 and requires the reporting of comprehensive income within the financial statements. Management does not anticipate that the pronouncement will significantly impact the presentation of the Company's consolidated financial statements.

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14. This pronouncement is effective for fiscal years beginning after December 15, 1997. Management is evaluating the impact of reporting information about operating segments in the Company's consolidated financial statements.


YEAR 2000

   The Company has considered the impact of year 2000 issues on its computer systems and applications and has developed a remediation plan. The general ledger system is year 2000 compliant. Compliance activities are in process with respect to field office systems and facilities' systems. Equipment upgrades and revisions are expected to remedy field issues by the year 2000. The Company believes the impact of the year 2000 will not have a significant impact on its operations or liquidity.

INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS
CENTRAL PARKING CORPORATION AND SUBSIDIARIES:

   We have audited the accompanying consolidated balance sheets of Central Parking Corporation and Subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Parking Corporation and Subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP

Nashville, Tennessee
November 21, 1997

                           CONSOLIDATED BALANCE SHEETS

Amounts in thousands, except share data

                                                                        September 30
                                                                     1996           1997
ASSETS
Current assets:
 Cash and cash equivalents                                       $  28,605       $   9,979
 Management accounts receivable                                      8,982          11,004
 Accounts and current portion of notes
  receivable - other (including amounts due
  from related parties of $459 in 1996 and
  $544 in 1997) (Notes 3 and 7)                                      3,016           6,158
 Prepaid expenses                                                    4,549           9,394
 Deferred income taxes (Note 11)                                       270             911
 Refundable income taxes                                                --           2,154
  Total current assets                                              45,422          39,600
Investments, at amortized cost (fair value
  $4,631 in 1996 and $4,962 in 1997) (Note 4)                        4,483           4,754
Notes receivable, less current portion
  (including amounts due from related parties
  of $7,120 in 1996 and $5,264 in 1997)
  (Notes 3 and 7)                                                    8,248          16,537
Property, equipment, and leasehold
  improvements, net (Note 5)                                        38,188          79,057
Contract rights, net (Note 6)                                        5,815           5,021
Goodwill, net (Notes 2 and 6)                                           --          31,863
Investment in partnerships
  and joint ventures (Note 7)                                        2,939          50,195
Other assets                                                         2,117           6,987
                                                                 $ 107,212       $ 234,014


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt (Note 8)                    $      --       $     206
   Accounts payable                                                 11,275          25,097
   Accrued payroll and related costs                                 5,059           8,256
   Accrued expenses                                                    900           4,020
   Management accounts payable                                       7,788          10,381
   Income taxes payable (Note 11)                                      693             871
     Total current liabilities                                      25,715          48,831
Long-term debt (Notes 8 and 17)                                         --          73,252
Other liabilities                                                       --           5,161
Deferred compensation (Note 12)                                      3,095           3,048
Deferred income taxes (Note 11)                                      1,609           6,871
     Total liabilities                                              30,419         137,163
Shareholders' equity (Notes 9, 12 and 17):
Common stock, $0.01 par value; 50,000,000
   shares authorized, 26,215,632 and
   26,303,592 shares issued and outstanding
   in 1996 and 1997, respectively                                      262             263
   Additional paid-in capital                                       31,660          32,843
   Foreign currency translation adjustment                              59             193
   Retained earnings                                                45,449          64,122
   Deferred compensation on restricted stock                          (637)           (570)
     Total shareholders' equity                                     76,793          96,851
Commitments and contingencies
   (Notes 2, 7, 8, 10, 12, 14 & 17)
                                                                 $ 107,212       $ 234,014



See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS

Amounts in thousands, except per share data

                                            Year Ended September 30
                                         1995         1996        1997
Revenues:
  Parking                             $  94,383    $ 109,272   $180,886
  Management contract                    31,772       34,044     42,090
     Total revenues                     126,155      143,316    222,976
Costs and expenses:
  Cost of parking                        87,192       99,196    159,904
  Cost of management contracts            9,650        9,769     11,793
  General and administrative             15,711       17,419     23,427
     Total costs and expenses           112,553      126,384    195,124
     Operating earnings                  13,602       16,932     27,852
Other income (expenses):
  Interest income                         1,462        2,303      1,842
  Interest expense                            -            -     (4,582)
  Net gains on sales of property
    and equipment                            81        1,192      3,137
  Equity in partnership and joint
    venture earnings (Note 7)               362          641      4,163
    Earnings before income taxes         15,507       21,068     32,412
Income tax expense (Note 11):
  Current                                 5,977        6,647     11,842
  Deferred                                 (414)         585        365
     Total income taxes                   5,563        7,232     12,207
     Net earnings                      $  9,944     $ 13,836   $ 20,205
Weighted average shares
    (Notes 9 and 12)                     23,058       26,237     26,387
Net earnings per share
    (Notes 9 and 12)                   $   0.43     $   0.53   $   0.77


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Amounts in thousands, except per share data

                                                                                                Deferred
                                                         Additional    Foreign                Compensation
                                    Number of   Common    Paid-In      Currency               on Restricted
                                    Shares      Stock     Capital    Translation   Retained      Stock
                                    (Note 9)   (Note 9)   (Note 9)    Adjustment   Earnings     Note (12)     Total
Balance at September 30, 1994        23,058      $231      $ 8,069      $ 46      $ 23,515       $  --       $ 31,861
  Net earnings                           --        --           --        --         9,944          --          9,944
  Preferred stock dividends              --        --           --        --          (450)         --           (450)
  Foreign currency translation
    adjustment                           --        --           --         5            --          --              5
Balance at September 30, 1995        23,058       231        8,069        51        33,009          --         41,360
  Net earnings                           --        --           --        --        13,836          --         13,836
  Issuance of common stock net
     of offering costs                2,798        28       19,986        --            --          --         20,014
  Issuance under restricted
    stock plan                          272         3        2,582        --            --        (705)         1,880
  Common stock dividends -
    $.05 per share                       --        --           --        --        (1,396)         --         (1,396)
  Exercise of stock options and
    related tax benefits                 88        --        1,023        --            --          --          1,023
  Amortization of deferred
    compensation                         --        --           --        --            --          68             68
  Foreign currency translation
    adjustment                           --        --           --         8            --          --              8
Balance at September 30, 1996        26,216       262       31,660        59        45,449        (637)        76,793
Net earnings                             --        --           --        --        20,205          --         20,205
  Issuance under restricted
    stock plan                           --        --           46        --            --          --             46
  Common stock dividends
    $.06 per share                       --        --           --        --        (1,532)         --         (1,532)
  Exercise of stock options and
    related tax benefits                 88         1        1,137        --            --          --          1,138
  Amortization of deferred
    compensation                         --        --           --        --            --          67             67
  Foreign currency translation
    adjustment                           --        --           --       134            --          --            134
Balance at September 30, 1997        26,304      $263      $32,843      $193      $ 64,122       $(570)      $ 96,851


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Amounts in thousands

                                                                Year Ended September 30
                                                            1995          1996           1997
Cash flows from operating activities:
   Net earnings                                          $  9,944       $ 13,836       $ 20,205
   Adjustments to reconcile net earnings to net
    cash provided by operating activities:
     Depreciation                                           2,120          2,500          4,049
     Amortization of contract rights                          762            852            839
     Amortization of deferred compensation cost                --             68             67
     Amortization of goodwill and non-compete
       agreements                                              --             --            920
     Equity in partnership and joint
       venture earnings                                      (362)          (641)        (4,163)
     Distributions from partnerships and
       joint ventures                                         367          1,023          2,920
     Net gains on sales of property
       and equipment                                          (81)        (1,192)        (3,137)
     Deferred income taxes                                   (414)           585            365
     Changes in operating assets
       and liabilities, excluding
       effects of acquisitions:
     (Increase) decrease in management
       accounts receivable                                   (594)        (2,211)        (2,117)
     (Increase) decrease in notes and
       accounts receivable - other                         (1,757)         2,733          1,061
     (Increase) decrease in prepaid expenses                  (79)          (749)        (3,266)
     (Increase) decrease in refundable income taxes            --             --           (533)
     (Increase) decrease in other assets                     (901)           674         (1,511)
     Increase (decrease) in accounts payable,
       accrued expenses, other liabilities
       and deferred compensation                            1,925            730          6,093
     Increase (decrease) in management
       accounts payable                                       865          2,156            (68)
     Increase (decrease) in income taxes payable               74           (872)           178
       Net cash provided by operating activities           11,869         19,492         21,902
Cash flows from investing activities:
   Proceeds from sales of property and equipment               95          1,467         12,529
   Investments in notes receivable, net                    (4,000)        (3,883)        (1,682)
   Purchase of assets held for resale                          --             --        (45,962)
   Proceeds from sale of assets                                --             --         45,962
   Purchase of property, equipment, and
     leasehold improvements                                (5,375)       (16,684)        (6,261)
   Purchase of contract rights                                 (9)          (300)           (45)
   Investments in partnerships, joint ventures
     and unconsolidated subsidiaries                       (2,545)        (1,467)       (46,319)
   Acquisitions of companies, net of cash acquired             --             --        (49,963)
   Proceeds from maturities of investments                     --            151            330
   Purchase of investments                                 (1,125)          (388)          (601)
   Proceeds from sale of partnership                          125             --             --
       Net cash used by investing activities              (12,834)       (21,104)       (92,012)
Cash flows from financing activities:
   Dividends paid                                            (848)        (1,046)        (1,488)
   Net borrowings under revolving credit agreement             --             --         70,750
   Principal repayments on notes payable                       --             --        (19,096)
   Proceeds from issuance of common stock
     and exercise of stock options, net                        --         21,037          1,184
       Net cash provided (used) by
         financing activities                                (848)        19,991         51,350
Foreign currency translation                                    5              8            134
Net increase (decrease) in cash and
         cash equivalents                                  (1,808)        18,387        (18,626)
Cash and cash equivalents at beginning of period           12,026         10,218         28,605
Cash and cash equivalents at end of period               $ 10,218       $ 28,605       $  9,979
Non-cash transactions:
Exchange of properties, net of cash (Note 13)            $     --       $  2,644       $     --
Note receivable on property sale  (Note 3)               $     --       $     --       $ 10,225
Issuance of restricted stock (Note 12)                   $     --       $  1,880       $     --

Effects of acquisition:
Estimated fair value of assets acquired                                                $ 72,950
Purchase price in excess of the
  net assets acquired (goodwill)                                                         32,713
Estimated fair value of liabilities
  assumed                                                                               (49,144)
     Cash paid                                                                           56,519
     Less cash acquired                                                                  (6,556)
     Net cash paid for acquisitions                                                    $ 49,963


 See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

   (a) Organization

   Central Parking Corporation is a United States company chartered in the State of Tennessee. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Central Parking System, Inc. and its 193 wholly-owned U.S. subsidiaries ("CPS"); Central Parking System of the United Kingdom, Ltd. and its wholly-owned subsidiary ("CPS-UK"); and Central Parking System Realty, Inc. and its five wholly-owned subsidiaries ("Realty"). All significant intercompany transactions have been eliminated.

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

   Total managed, leased and owned parking revenues, representing gross revenues processed by the Company, including the revenues of facilities managed by the Company for other parties, was $412,525,000, $457,176,000, and $583,131,000 for
the years ended September 30, 1995, 1996, and 1997, respectively.

   Management accounts payable reflected on the accompanying consolidated balance sheets is reflected net of cash of $4,892,000 and $5,348,000 at September 30, 1996 and 1997, respectively. Such cash balances belong to the owners of the various managed facilities, but they are held by the Company and are used to pay expenses of the managed facilities and ultimately to settle the balance due to the owners of the managed facilities.

   (c) Cash and Cash Equivalents

   For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, in banks, and short-term, highly liquid investments with original maturities of three months or less.



   (d) Investments

   The Company accounts for investments in certain securities under Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires investments in equity securities that have a readily determinable fair value and investments in debt securities to be classified into one of three categories, as follows: (i) held-to-maturity debt securities, (ii) trading securities, and (iii) securities available-for-sale. Classification of a debt security as held-to-maturity is based on the Company's positive intent and ability to hold such security to maturity. Such securities are stated at amortized cost adjusted for amortization of premiums and accretion of discounts, unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of such security is written down to fair value and the amount of the writedown is reflected in earnings. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading account securities, which are valued at fair value with the unrealized gains and losses included in earnings. Securities classified as available-for-sale are reported at fair value with the unrealized gains and losses excluded from earnings and reported, net of tax, in shareholders' equity. At September 30, 1996 and 1997, all of the Company's investment securities were classified as held-to-maturity.

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

   (f) Investment in Partnerships and Joint Ventures

   Investment in general, limited partnerships and joint ventures are accounted for using the equity method of accounting. The Company has a number of joint ventures, owned directly or indirectly by the Company, to operate and develop parking garages through either corporate joint ventures, general partnerships, limited liability companies, or limited partnerships. The financial results of the Company's joint ventures are accounted for under the equity method and are included in equity in partnership and joint venture earnings in the accompanying consolidated statements of earnings.

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

  (h) Goodwill

   Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 25 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

   (i) Lease Transactions and Related Balances

    The Company accounts for operating lease obligations on a straight-line basis. Contingent or percentage payments are recognized when operations indicate such amounts will be payable. Lease obligations paid in advance are included in prepaid expenses. The difference between actual lease payments and straight-line lease expenses over the lease term is included in accrued expense or other liabilities, as appropriate.

   (j) Impairment of Long-Lived Assets

                The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on October 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

   (k) Income Taxes

   The Company files a consolidated federal income tax return. The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Jobs tax credits are accounted for by the flow-through method, which recognizes the credits as reductions of income tax expense in the year utilized.

   The Company does not provide for federal income taxes on the accumulated earnings considered permanently reinvested in foreign subsidiaries.

  (l) Preopening Expenses and Computer Software Development Costs

   The direct and incremental costs of hiring and training personnel associated with the opening of new parking facilities and the internal development costs associated with computer software are expensed as incurred.

   (m) Per Share and Share Data

   Per share data has been computed on the basis of the weighted average number of shares outstanding, including common stock equivalents, which consist of stock options. In determining the number of dilutive common stock equivalents, the Company includes average common shares attributable to dilutive stock options using the treasury stock method. Fully diluted earnings per share is not presented since it approximates earnings per common share. All share and earnings per share data included herein have been adjusted for a recapitalization of shares in October 1995, the three-for-two stock split completed in March 1996 and the three-for-two stock split as approved by the Company's Board of Directors in November 1997 (see
Note 9).

   (n) Foreign Currency Translation

   The financial position and results of operations of the Company's foreign subsidiaries and equity method joint ventures are measured using local currency as the functional currency. Translation adjustments arising from the differences in exchange rates from period to period are included in the currency translation adjustment in shareholders' equity.

   (o) Fair Value of Financial Instruments

   The Company discloses the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate the value. Fair value disclosures exclude certain financial instruments such as trade receivables and payables when carrying values approximate the fair value. Fair value disclosures are not required for employee benefit obligations, lease contracts, and all non-financial instruments such as land, buildings and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of September 30, 1997. Book value approximates fair value for substantially all of the Company's assets and liabilities which fall under the fair value disclosure requirements.

   (p) Use of Estimates

   Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(2) ACQUISITIONS

   (a) Civic Parking, LLC

On December 31, 1996 the Company purchased for cash Civic Parking, LLC ("Civic Parking"), a limited liability company, which owns four parking garages in St.
Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages had previously been operated by the Company under management agreements. The $91.0 million purchase price was financed through working capital and a draw of $67.2 million on the Company's Revolving Credit Facility (see Note 8). The transaction was accounted for using the purchase method. The estimated fair value of the garages at the date of the acquisition approximated the purchase price and, accordingly, management has allocated the purchase price to the land and buildings acquired.

On April 16, 1997, the Company sold 50% of the membership units of Civic Parking to an affiliate of Equity Capital Holdings, LLC for $46.0 million in cash. In the initial allocation of the purchase price, the Company assigned $45.8 million to the membership units that were sold; consisting of an estimated sale price of $46.0 million and estimated net cash inflows for the holding period of $638 thousand offset by interest on incremental debt during the holding period of $801 thousand. The difference between the sales price of $46.0 million and the amount initially assigned to the membership units that were sold of $45.8 million, was recorded as an adjustment to the purchase price of the units retained by the Company. Accordingly, no gain or loss was recognized. The membership units retained by the Company have been accounted for in the accompanying consolidated financial statements under the equity method and are included in the Company's consolidated financial statements from December 31, 1996.

The Company will continue to operate these garages pursuant to a lease and operating agreement with Civic Parking, LLC.




   (b) Square Industries, Inc.

        On January 18, 1997, the Company completed a cash tender to acquire all of the outstanding shares of Square Industries, Inc. ("Square") for $54.8 million, including transaction fees and other related expenses. In addition, the Company assumed $23.2 million of existing Square debt. The purchase price was financed through a draw on the Company's Revolving Credit Facility (see Note 8). As of September 30, 1997, the Company has refinanced $18.9 million of the debt assumed from Square through a draw on the Revolving Credit Facility.

       Square operated parking facilities primarily in the northeast. The Square acquisition was accounted for using the purchase method and, accordingly, the results of operations of Square have been included in the Company's consolidated financial statements from January 18, 1997. The purchase price has been allocated to Square's assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired of $29.3 million is being amortized on a straight-line basis over 25 years.

   (c) Car Park Corporation

      On May 29, 1997, the Company acquired certain assets and leases of Car Park Corporation ("Car Park") for $3.5 million; consisting of parking facilities in the San Francisco metropolitan area. The purchase price was financed through a draw of approximately $1.7 million on the Company's Revolving Credit Facility, and $1.8 million payable to the sellers in equal monthly installments over a four year term, subject to early payoff at seller's request (at a discounted rate). The acquisition was accounted for as a purchase and, accordingly, the results of operations of Car Park have been included in the Company's consolidated financial statements from the date of acquisition.

      The following unaudited pro forma condensed results of operations give effect to the acquisitions of Square, Civic Parking and Car Park as if such transactions had occurred at the beginning of each period presented (in thousands except for earnings per share):

                                                   Twelve Months Ended
                                                      September 30,
                                                   1996              1997
Total revenues                                  $212,145           $246,825
Earnings before income taxes                      24,292             33,463
Net earnings                                      15,477             20,317
Earnings per share                              $   0.59           $   0.77
Weighted average common shares & common
  share equivalents                               26,237             26,387

   The foregoing unaudited proforma amounts are based upon certain assumptions and estimates, including, but not limited to, the recognition of estimated cost savings related to general and administrative expenses to be eliminated prospectively in connection with the Square acquisition, interest expense on debt incurred to finance the acquisitions and amortization of goodwill over 25 years. The unaudited proforma amounts do not necessarily represent results which would have occurred if the acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

(3) NOTES AND ACCOUNTS RECEIVABLE

   Included in notes receivable are the Series B Bonds purchased in April 1994 relating to the Commerce Street Joint Venture (see Note 7(b)) in the amounts of $1,553,000 and $760,000 at September 30, 1996 and 1997, respectively. The Bonds require monthly interest and principal payments at the index rate (prime) plus 250 basis points (11% at September 30, 1997) through 2011. The minimum interest rate is 9.5% and the maximum interest rate is 12%. The Bonds are secured by a mortgage on the project which is subordinate to the industrial development bonds described in Note 7(b). The remainder of the Series B Bonds are owned by the other joint venture partner.

     Included in notes receivable at September 30, 1996 and 1997, are loans totaling $2.5 million and $2.4 million, respectively, from a joint venture in Denver, Colorado (see Note 7(c)). The interest rates range from 9.5% to 10% and repayments are based on an amortization schedule for one portion and sales tax and property tax revenues for the second portion.

   Also included in notes receivable at September 30, 1996 and 1997 are loans totaling $2.9 million and $2.2 million, respectively, to a foreign affiliate, of which the Company holds a 50% equity interest. These loans bear interest between 10% and 15% and require principal payments over various terms through 2001.

   In October 1995, the Company loaned $500,000, in the form of a term note, to a joint venture of which the Company holds a 10% equity interest. This note requires monthly principal and interest payments at 10% through the year 2000 and is secured by leasehold interests of the joint venture. The outstanding balance at September 30, 1996 and 1997, respectively, was $426,000 and $337,000.

   The Company sold a parking garage in July 1997. As part of the sale, the Company received $3 million in cash and a note for $10.2 million secured by a mortgage. The note is a balloon note, with principal due in full on or before July 7, 2000. The note requires quarterly interest payments at 8.25%. The Company recognized a gain of $3.1 million on this sale, which is included in net gains on sales of property and equipment in the accompanying consolidated statements of earnings.

   The remainder of notes receivable consist of miscellaneous amounts ranging from $142,000 to $488,000 at September 30, 1996, and $78,000 to $434,000 at
September 30, 1997 and earn interest at rates ranging from 9.75% to 10.5%.

 (4) INVESTMENTS

  Investment securities consist of debt obligations of states and political subdivisions and are classified by the Company as held-to-maturity securities pursuant to SFAS No. 115.

   The amortized cost, gross unrealized gains, gross unrealized losses, and approximate fair values for such securities are presented as follows (in thousands):

                          September 30,
                        1996         1997
Amortized cost         $4,483      $4,754
Unrealized gains          174         213
Unrealized losses          26           5
   Fair value          $4,631      $4,962



The amortized cost and approximate fair value of debt securities at September 30, 1997 by average estimated maturity are shown below (in thousands):

                                                    Securities
                                                 Held-To-Maturity
                              Amortized Cost       Fair Value
Due in one year or less           $  690            $  653
Due after one year
        through five years         1,444             1,581
Due after five years
        through ten years          1,890             1,958
Due after ten years                  730               770
        Total securities          $4,754            $4,962

   There were no sales of investment securities during the years ended September 30, 1995, 1996 or 1997.

(5) PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

   A summary of property, equipment, and leasehold improvements and related accumulated depreciation and amortization is as follows (in thousands):

                                           September 30,
                                              1996           1997
Leasehold improvements                      $ 2,076        $10,537
Buildings                                    14,026         13,573
Garage and other operating equipment          5,397         10,805
Furniture and fixtures                        2,473          3,519
Aircraft                                      3,956          3,955
                                             27,928         42,389
Less accumulated
  depreciation and amortization               8,278         15,722
                                             19,650         26,667
Land                                         18,538         52,390
Property, equipment and
  leasehold improvements, net               $38,188        $79,057


(6) INTANGIBLE ASSETS

   (a)  Contract Rights

   The Company and its subsidiaries manage certain parking facilities which are owned, leased or managed by an unrelated parking services company. Pursuant to these arrangements, the Company made an initial payment and guarantees additional annual payments through the term of the respective agreement. Such additional payments are included in the future minimum payments discussed (Note
10). Such additional payments may increase in the event parking revenues exceed certain thresholds over the term of the agreement. In the event of a location termination, the guaranteed additional annual payments referred to above are to be reduced on a predetermined basis.

  Contract rights and accumulated amortization are as follows (in thousands):

                                       September 30,
                                   1996            1997
Contract rights                  $ 8,981         $ 9,026
Less accumulated amortization      3,166           4,005
Contract rights, net             $ 5,815         $ 5,021

   (b) Goodwill

   Goodwill at September 30, 1997 resulted from:

        Purchase price of Square and Car Park           $58,295

        Less fair value of net assets
          acquired                                       25,582

        Excess of purchase price over
          net assets acquired (goodwill)                 32,713

        Less accumulated amortization                       850

        Goodwill, net                                   $31,863


  (c) Other

   Included in other assets are unamortized balances related to non-competition agreements of $413,000 at September 30, 1997.

(7) INVESTMENTS IN PARTNERSHIPS AND JOINT VENTURES

   The following tables reflect the financial position and results of operations for the partnerships and joint ventures as of September 30, 1996 and 1997, and for the three years ended September 30, 1997 (in thousands). Except for the Company's investment in Civic Parking LLC, summary financial information of the partnerships and joint ventures has not been presented since such information is not material to the Company's Consolidated Financial Statements.

                           Investment and Accumulated
                              Losses in Partnerships         Investment in            Equity in Partnerships &
                                and Joint Ventures        Limited Partnerships         Joint Venture Earnings
                                1996           1997          1996        1997       1995         1996       1997
Civic Parking, LLC           $     --       $ 45,421       $   --      $   --      $  --       $   --      $2,877
Commerce Street Joint
  Venture                      (1,017)          (868)          --          --        305          400         504
LoDo Parking Garage,
  LLC                           1,308          1,270           --          --         96           77         126
Larimer Square Parking
  Associates                      951          1,014           --          --         12           22          59
Arizona Stadium Parking
  Garage, LLC                      --          1,500           --          --         --           --          --
Other Partnerships                463            618        1,234       1,240        (51)         142         597

                             $  1,705       $ 48,955       $1,234      $1,240      $ 362       $  641      $4,163

                                Joint Venture               Other
                               Non-Recourse Debt           Assets
                               1996         1997       1996      1997
Civic Parking LLC            $    --      $    --      $ --      $ --
Commerce Street Joint
  Venture                      7,848        7,606        --        --
LoDo Parking Garage,
  LLC                             --           --        --        --
Larimer Square Parking
  Associates                   3,647        3,554        --        --
Arizona Stadium Parking
  Garage, LLC                     --        1,800        --        --
Other Partnerships                --        4,524       221       536
                             $11,495      $17,484      $221      $536

(a)     Civic Parking, LLC
As explained in Note 2(a), the Company acquired its 50% joint venture ownership in Civic Parking, in the current year. The results of operations include 50% of Civic Parking's net earnings from January 1, 1997 to September 30, 1997. The four parking garages are located in St. Louis, Missouri and contain retail spaces. Unaudited summary information for Civic Parking is as follows:

                                                September 30, 1997
 Financial position:
   Land, property and equipment, net                $90,925
   Cash                                               1,669
   Other assets                                         175
   Liabilities                                         (768)
       Net assets                                   $92,001


                                    Period from January 1, 1997 to
                                          September 30, 1997
Results of operations:
   Revenue                                      $7,668
   Cost of operations                            2,458

Net earnings                                    $5,210

Cash flow distributed to partners               $3,680


(b)     Commerce Street Joint Venture

Realty has a 50% interest in a joint venture that owns a parking complex in Nashville, Tennessee. The complex consists of the original parking garage and retail space (the "Original Facility") and an addition to the parking garage (the "Addition") constructed several years after the completion of the Original Facility.

The joint venture financed the Original Facility with industrial development bonds in the original principal amount of $8,600,000 (the "Series A Bonds") issued by The Industrial Development Board of the Metropolitan Government of Nashville and Davidson County (the "Metro IDB"). The Metro IDB holds title to the Original Facility, which it leases to the joint venture under a lease expiring in 2016. The lease of the Original Facility obligates the venture to make lease payments corresponding to principal and interest payable on Series A Bonds and provides the venture with an option to purchase the Original Facility at any time by paying the amount due under the Series A Bonds and making a nominal purchase payment to the Metro IDB. The joint venture refinanced the Series A Bonds in 1994 to achieve more favorable interest rates terms. The outstanding principal amount of Series A Bonds is reflected in the above table at September 30, 1996 and 1997. In addition, the Company held $1,553,000 and $760,000 of Series B Bonds relating to Commerce Street Joint Venture at September 30, 1996 and 1997, respectively (see Note 3).




(c)     Larimer Square Parking Associates

      In October 1994, the Company acquired a 50% interest in a joint venture to construct a parking complex in Denver, Colorado. The complex, which was completed in February 1996, was constructed and financed by the joint venture partners. The
Company invested $991,000 in the joint venture and loaned the joint venture $1,100,000 in the form of a construction note, bearing interest at 9.5%, which was converted to a term note in August 1996, following completion of the project. An additional $1,430,000 was loaned by the Company which will be repaid through sales tax and property tax revenues by the Denver Urban Renewal Authority at an interest rate of 10%. The Company manages the parking facility for the venture.

(d)     LoDo Parking Garage, LLC

The Company acquired in March 1995 a 50% interest in a joint venture parking complex in Denver, Colorado. The complex is a seven-story parking facility. The Company invested $1,375,000 in the joint venture and manages this parking facility for the joint venture.

(e) Arizona Stadium Parking Garage, LLC

During the year ended September 30, 1997, construction began on the Arizona Stadium parking garage. The Company invested $1.5 million in this joint venture.

(f)     Central Parking System Deutschland, GmbH

The Company acquired in April 1996 a 50% interest in a joint venture that manages and leases various parking structures in Germany. The Company invested $210,000 in this joint venture.

(g) Realty Parking Properties II

Included in investment in limited partnerships is Realty Parking Properties II, a limited partnership organized to acquire real estate properties. The Company has a 3% limited partnership interest in this partnership of which its total investment is $990,000. The Company earns a dividend based on cash flows of acquired properties. The annualized percentage cash return averaged approximately 4.5% during 1996 and 5.0% during 1997. Such investment is accounted for using the cost method.

(8) LONG TERM DEBT

   Long term debt includes the Revolving Credit Facility, which is unsecured, expires January 31, 2000, provides that the Lenders may extend the term until January 31, 2001, upon the request of the Company. Advances under the Revolving Credit Facility bear interest at one of two rates, at the Company's option, either (i) the bank base rate or (ii) the LIBOR plus a margin ranging from .25% to 1.25%, depending on the occurrence of certain dates or events and achievement of certain financial ratios. In accordance with the loan agreement, the Company permanently reduced the Revolving Credit Facility from $150 million to $120 million as of April 16, 1997. The Revolving Credit Facility contains certain covenants which require the Company and its subsidiaries to maintain certain financial ratios and restrict further indebtedness. As of September 30, 1997 the Company had $70.8 million outstanding, and $48.0 million available for borrowing, under the Revolving Credit Facility. The average interest rate for the period during which the Company had debt outstanding, beginning December 31, 1996, was 7.1% and the interest rate at the end of the year was 6.7%. Commitment fees for the unused portion of the Revolving Credit Facility approximate 0.25% of the unused balance. The commitment fees are included in interest expense in the accompanying consolidated statements of earnings. The Company anticipates that the borrowings under the Revolving Credit Facility will be refinanced from the proceeds of the Acquisition Credit Facility described in Note 17(c), or a subsequent debt or equity offering.


   In April 1996, the Company established a committed unsecured line of credit totaling $20,000,000. Such line provides liquidity, if necessary, for the Company and subsidiaries at LIBOR rates plus 1.125%. The agreement contains covenants for certain financial tests, including minimum interest coverage, net worth and maximum borrowings. The Company did not use such line during 1996. This line of credit was terminated in conjunction with the Revolving Credit Facility.

   Prior to April 1996, the Company had various revolving credit agreements which were terminated. The Company did not use such lines in 1994, 1995, or 1996.

   In addition to the Revolving Credit Facility, the Company also has several notes payable outstanding, totaling $2.7 million, which are secured by related real estate and equipment and bear interest at rates ranging from 6.46% to 11.0%. These balances mature from dates in 1998 to 2006. The Company has $4.7 million of outstanding letters of credit. Of these letters of credit, $1.3 million reduces availability under the Revolving Credit Facility.

(9) SHAREHOLDERS' EQUITY

   (a)     Recapitalization

   On October 16, 1994, 5,532 shares of Class B Preferred stock of the Company were converted into 176,441 shares of nonvoting common stock. On March 16, 1995, the remaining 417 shares of Class B Preferred stock were converted into 13,282 shares of nonvoting common stock. No Class B Preferred stock was outstanding at September 30, 1996 or 1995.

   As of September 29, 1995, the Board of Directors and shareholders of the Company approved a plan of recapitalization which was effective immediately prior to the effectiveness of the Company's initial public offering of common stock on October 10, 1995 (see Note 9(b)). Under the plan of recapitalization, the Company authorized the issue of 1,000,000 shares of Preferred stock and 30,000,000 shares of common stock. At the February 28,1997 Annual Meeting, shareholders approved an increase in the authorized common stock to 50,000,000 shares. The Class A Preferred, nonvoting common and voting common shares issued and outstanding as of the effective date of the plan of recapitalization, were canceled and exchanged for common stock (split adjusted) as follows:

                              Number of          Number of
                              Canceled             Shares
Class                          Shares              Issued
A-1 Preferred                   3,100              65,200
A-2 Preferred                   5,200             125,775
A-3 Preferred                   5,000             121,764
A-4 Preferred                   2,650              62,316
Nonvoting Common            1,040,223          11,449,463
Voting Common                 850,500          11,233,482
                            1,906,673          23,058,000

   For purposes of calculating the exchange ratio for recapitalization, the Company utilized $10.00 (adjusted for the stock splits) as the price per share of the Company's common stock. Weighted average common shares and net earnings per common share for all years presented have been adjusted to reflect the recapitalization and subsequent stock splits.

   The Company declared dividends of $398,000 and $450,000 in 1994 and 1995, respectively, on the Preferred stock that was outstanding prior to the recapitalization.


   (b)  Initial Public Offering

   On October 10, 1995, the Company completed an initial public offering of common stock in which 2,796,750 shares were sold by the Company for net proceeds of $20.0 million.

   (c)     Stock Splits

   On November 21, 1997 the Company's Board of Directors approved a three-for-two stock split to be effected on December 12, 1997. On March 19, 1996 the Company effected a three-for-two stock split. All share and per share amounts have been adjusted to reflect both stock splits.

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

   Future minimum rental commitments under operating leases are as follows (in thousands):

    Year Ended
  September 30,
  1998                      $ 66,054
  1999                        57,427
  2000                        45,188
  2001                        40,548
  2002                        34,720
  Thereafter                 171,854
Total future operating
lease commitments           $415,791

   Included in the future minimum rental commitments under operating leases are aggregate payments of $83,917,000 resulting from commitments incurred under the agreement described in Note 6(a).

   Rental expense for all operating leases is as follows (in thousands):

                                Year Ended September 30,
                           1995           1996          1997
Rentals:
  Minimum                $30,022        $38,882        $66,177
  Contingent              21,009         19,330         23,952
    Total rentals        $51,031        $58,212        $90,129


(11) INCOME TAXES

     Income tax expense consists of the following (in thousands):

                                                Year Ended September 30,
                                         1995            1996            1997
Current:
 Federal                               $ 4,951         $ 5,585        $  9,940
  Targeted jobs credit,
    net of federal tax benefit            (216)             --             (98)
Net federal current tax expense          4,735           5,585           9,842
  State                                    655             639           1,312
  Non-U.S                                  587             423             688
                                         5,977           6,647          11,842
Deferred:
  Federal                                 (363)            585             378
  State                                     --              --              --
  Non-U.S                                  (51)             --             (13)
                                          (414)            585             365
Total income tax expense
  from earnings                        $ 5,563         $ 7,232        $ 12,207

Total income taxes are allocated as follows (in thousands):

                                                    Year Ended September 30,
                                              1995           1996             1997
Income tax expense from earnings             $5,563        $ 7,232         $ 12,207
Currently deductible amounts included
   in goodwill for financial
   statement purposes                            --             --           (1,423)
Shareholders' equity, tax
    benefit derived from
    non-statutory stock
    options exercised                            --           (310)            (213)
Total income taxes                           $5,563        $ 6,922         $ 10,571

  Provision has not been made for U.S. or additional foreign taxes on approximately $2,110,000, $2,863,000, and $2,878,000 at September 30, 1995,
1996, and 1997, respectively, of undistributed earnings of a foreign subsidiary, as those earnings are intended to be permanently reinvested.

   A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to earnings before income taxes is summarized as follows (in thousands):

                                                                Year Ended September 30,
                                                1995                      1996                       1997
                                            $            %           $            %             $             %
U.S. Federal statutory
        rate on earnings
        before income taxes              $5,272        34.0%       $7,164        34.0%       $11,344        35.0%
State and city income
        taxes, net of
        federal income
        tax benefit                         432         2.8           422         2.0            853         2.6
Targeted jobs credits,
        net of federal
        tax benefit                        (216)       (1.4)           --          --            (98)        (.3)
Tax-exempt interest
  income                                   (145)        (.9)         (312)       (1.5)           (88)        (.3)
Nondeductible goodwill amortization          --          --            --          --            282          .9
Other                                       220         1.4           (42)        (.2)           (86)        (.2)
Income tax expense                       $5,563        35.9%       $7,232        34.3%       $12,207        37.7%


   Sources of deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                               September 30,
                                            1996          1997
 Deferred tax assets:
   Deferred compensation expense          $ 1,515       $  1,620
   Prepaid expenses                            --            197
   Contribution carry forwards                 --          3,080
   Net operating losses                        --          1,151
   Deferred and capitalized expenses           --            380
   Accrued expenses and reserves              205            439
   Other                                      131            172

Total gross deferred
   tax assets                               1,851          7,039
Deferred tax liabilities:
   Deferred tax gain on
     sales of properties                   (2,583)        (1,230)
   Deferred installment gain on
     sale of property                          --         (2,062)
   Timing differences in
     recognition of partnership
     earnings                                (243)          (482)
   Property, plant and equipment,
     due to differences in
     depreciation                            (322)        (8,324)
   Other                                      (42)           (11)
Total gross deferred
  tax liabilities                          (3,190)       (12,109)
Valuation allowance on net
  operating losses                             --           (890)

Net deferred tax liabilities              $(1,339)      $ (5,960)

   Net operating losses and contribution carry forwards expire between 2002 and 2012. Management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize current deferred tax assets after giving consideration to the valuation allowance. The valuation allowance has been provided for loss and contribution carry forwards for which recoverability is not deemed to be more likely than not.


 (12)   EMPLOYEE BENEFIT PROGRAMS

   (a)  Stock Plans

   All share amounts and prices have been adjusted to reflect the effects of the stock splits discussed in Note 9(c).

   In August 1995, the Board of Directors and shareholders approved a stock plan for key personnel, which included a stock option plan and a restricted stock plan. Under this plan incentive stock options, as well as nonqualified options and other stock-based awards, may be granted to officers, employees and directors. A total of 1,417,500 common shares have been reserved for issuance under these two plans combined. Options representing 425,375 shares, net of cancellations, had been granted under this plan at September 30, 1997. Options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. At September 30, 1997, 273,816 shares had been issued through the restricted stock plan. Expense related to the vesting of restricted stock is recognized by the Company over the vesting period. Shares in the amount of 267,750 granted under the restricted stock plan were issued pursuant to the deferred compensation agreement modification discussed in Note 12(d).

   In August 1995, the Board of Directors and shareholders also approved a stock plan for directors. This plan provides for the grant, upon each director's initial election, of options to purchase 11,250 shares to each non-employee director. In addition, each non-employee director who has served for a minimum of six months on the last day of each fiscal year will receive additional options to purchase 4,500 shares on that date. A total of 225,000 shares have been reserved for issuance under the plan. Options to purchase 112,500 shares had been granted at fair market value on the date of grant under this plan at September 30, 1997.

   The following table summarizes the transactions pursuant to the Company's stock option plans for the last two fiscal years:

                                          Number          Option Price
                                       of Shares           Per Share
Outstanding at September 30, 1995          -           $   -  to $    -
        Granted                         449,250        $ 8.00 to $21.67
        Exercised                        89,175             $ 8.00
        Canceled                         40,650             $ 8.00
 Outstanding at September 30, 1996      319,425        $ 8.00 to $21.67
        Granted                         281,975        $21.25 to $30.50
        Exercised                        45,525             $ 8.00
        Canceled                         18,000             $21.25
 Outstanding at September 30, 1997      537,875        $ 8.00 to $30.50

The Company accounts for these plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, no compensation cost has been recognized. If compensation cost for these plans had been determined consistent with SFAS No. 123, "Accounting for Stock-Based-Compensation", the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:

Net Earnings                 As reported for fiscal year ended
                             September 30, 1997                      $20,205
                             Pro formas as
                             adjusted under SFAS 123                 $19,238

                             As reported for fiscal year
                             ended September 30, 1996                $13,836
                             Pro forma as adjusted under
                             SFAS 123                                $12,840

Earnings per Common Share    As reported for fiscal year
                             ended September 30, 1997                $   .77
                             Pro forma as adjusted under
                             SFAS 123                                $   .72

                             As reported for fiscal year
                             ended September 30, 1996                $   .53
                             Pro forma, as adjusted under
                             SFAS 123                                $   .49


   The estimated weighted average fair value of the options granted were $3.60 for 1996 option grants and $11.90 for 1997 option grants using the Black-Scholes option pricing model with the following assumptions: dividend yield based on historic dividend rates at the date of grant, volatility of 35%, risk free interest based on the treasury bill rate of 10 year instruments at the date of grant, and an expected life of ten years for all grants.

   The Company also has an Employee Stock Purchase Plan which began April 1, 1996, under which 450,000 shares of common stock have been reserved for issuance. The Plan allows participants to contribute up to 10% of their normal pay (as defined in the Plan) to a custodial account for purchase of the Company's common stock. Participants may enroll or make changes to their enrollment annually, and they may withdraw from the Plan at any time by giving the Company written notice. Employees purchase stock annually following the end of the Plan year at a price per share equal to the lesser of 85% of the closing market price of the common stock on the first or the last trading day of the Plan year. At September 30, 1997, 26,899 shares had been issued under this plan.

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

  Employer expense associated with this plan was $886,000, $971,000, and $1,136,000 in years 1995, 1996 and 1997, respectively.

   (c)  Incentive Compensation Agreements

   The Company has incentive compensation agreements with certain key employees. Participating employees receive an annual bonus based on profitability of the operations for which they are responsible. Incentive compensation expense is accrued during the year based upon management's estimate of amounts earned under the related agreements. Incentive compensation under all such agreements was approximately $4,560,000,$4,371,000, and $5,160,000 in years 1995, 1996 and
1997, respectively. In 1996, the cap on this bonus compensation for certain key executives was decreased.

   (d)  Deferred Compensation Agreements

  The Company has a deferred compensation agreement with the President and Chief Operating Officer of the Company in which the officer is entitled to receive upon retirement, payments in an aggregate amount equal to 5% of the increase in the Company's cumulative after tax profits since September 30, 1983. Upon the closing of the Company's initial public offering, the Company and the officer modified the existing agreement by issuing to the officer 267,750 shares of restricted common stock under the Company's restricted stock plan. Further, the officer may be entitled to receive additional shares of restricted common stock until his normal retirement or, if earlier, the date of termination of his employment, in an amount determined by a formula based upon the Company's performance over such period. If the officer voluntarily terminates his employment with the Company before his normal retirement, or if the Company terminates his employment for cause, all shares of stock received and to be received under the restricted stock plan are to be forfeited. The market value of the restricted stock at the date of issuance was $670,000 greater than the Company's deferred compensation liability. Accordingly, the Company recorded deferred compensation expense in its shareholders' equity, which is being amortized ratably over the remaining expected term of the officer's employment. If it is determined that additional shares are to be issued under the agreement, the Company will recognize compensation expense, spread ratably over the remaining expected term of the officer's employment, equivalent to the market value of such shares, subject to future market fluctuations prior to the issuance of such shares.

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

   Compensation expense associated with these agreements was approximately $782,000, $412,000, and $88,000 in fiscal years 1995, 1996 and 1997, respectively.

   (e)  Deferred Unit Plan

    On December 19, 1996, the Board of Directors approved the adoption of the Company's Deferred Stock Unit Plan (the "Deferred Stock Unit Plan" or the "Plan". Under the plan, certain key employees will have the opportunity to defer the receipt of certain portions of their cash compensation, instead receiving shares of Common Stock following certain periods of deferral. Approximately nine key employees will be eligible to participate in the plan. The plan is administered by a committee, appointed by the board of directors of the Company consisting of at least two non-employee "outside" directors of the Company.

    The Company reserved 375,000 shares of Common Stock for issuance under the 1996 Deferred Stock Unit Plan. Participants may defer up to 50% of their salary. As of September 30, 1997 no compensation has been deferred under this plan.

    (f)  Severance Agreement

   The Company entered into a severance agreement with the President and Chief Operating Officer providing for a severance payment to him in cash or stock, at the Company's election, in an amount currently equal to three weeks of his total compensation for each year of employment with the Company, upon the termination of his employment with the Company for any reason other than fraud or malfeasance.

(13)    RELATED PARTIES

   In October 1995, the Company exchanged two Nashville, Tennessee properties for two Tulsa, Oklahoma, properties owned by the majority shareholders through a Tennessee limited liability company ("the LLC") of which the Company's chairman is chief manager and owner of fifty percent of the membership interests. The two Nashville properties are surface lots located in downtown Nashville with an appraised value of $2,840,000. The Tulsa properties are two surface parking lots that the LLC purchased from an unrelated third party immediately prior to the exchange for approximately $2.6 million. In the transaction, the Company exchanged the Nashville properties at their appraised value and received the two Tulsa properties and approximately $200,000 in cash from the LLC. The Company leased the Nashville properties from the LLC for $290,000 per year for a 10 year term and pays percentage rent. Total rent expense, including percentage rent, was $290,000 and $354,000 in 1996 and 1997, respectively. In addition, the Company will receive 25% of the gain in the event of a sale of these properties during the term of the lease. During 1997, the Company approved an increase in the percentage rent clause which was approved by a majority of the Company's disinterested directors. Management believes that such transactions have been on terms no less favorable to the Company than those that could have been obtained from unaffiliated persons.


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

   Certain contractual obligations are collateralized by irrevocable letters of credit. At September 30, 1997, total letters of credit amounted to $3,630,000.


(15)  SUPPLEMENTAL CASH FLOW INFORMATION

   Cash payments made for interest and income taxes were as follows (in thousands):

                     Year Ended September 30,
                   1995        1996        1997
Interest          $   --      $   --      $ 4,368
Income taxes       5,877       7,209       10,899

(16)  BUSINESS SEGMENTS

   The Company's business activities consist of domestic and foreign operations. A summary of information about the Company's operations by segments is as follows (in thousands):

                                         Year Ended September 30,
                                     1995          1996          1997
Total revenues:
   Domestic                        $110,007      $130,141      $204,868
   Foreign                           16,148        13,175        18,108
   Consolidated                    $126,155      $143,316      $222,976

Operating earnings:
   Domestic                        $ 12,111      $ 15,873      $ 25,967
   Foreign                            1,491         1,059         1,885
   Consolidated                    $ 13,602      $ 16,932      $ 27,852

Earnings before income taxes:
  Domestic                         $ 13,953      $ 19,748      $ 30,065
  Foreign                             1,554         1,320         2,347
  Consolidated                     $ 15,507      $ 21,068      $ 32,412



                          Year Ended September 30,
                            1996          1997
Identifiable assets:
  Domestic                $102,132      $227,471
  Foreign                    5,080         6,543
Consolidated              $107,212      $234,014



(17)    SUBSEQUENT EVENTS

        (a)  Diplomat Acquisition

         On October 1, 1997 the Company purchased Diplomat Parking Corporation for $21.7 million which has parking facilities primarily located in Washington D.C. and Baltimore, MD. The purchase was financed through the Company's Revolving Credit Facility (see Note 8). The transaction will be accounted using the purchase method.

        (b)   Kinney Acquisition

         On November 7, 1997 the Company announced it had signed a definitive purchase agreement to acquire Kinney System Holding Corporation for approximately $188 million, consisting of cash and $37.0 million of the Company's common stock, plus assumption of approximately $18.6 million of debt. The purchase price is subject to adjustment for certain events. Management intends to initially finance the purchase price through the new Acquisition

Credit Facility, which will replace the present Revolving Credit Facility (see
Note 17(c)). The transaction will be accounted using the purchase method.

   (c)   Acquisition Credit Facility Commitment

         On October 20, 1997 Company obtained a commitment for an aggregate $300 million facility consisting of a five year $200 million Revolving Credit Facility which will include a sublimit of $25 million for standby letters of credit and a $100 million five year term loan with scheduled repayment of $25 million per year, beginning in year two, at an interest rate during the first six months at LIBOR plus 125 basis points. At the end of an initial six month period, the interest rate on the facility and the commitment fee will revert to a grid pricing based upon the Company achieving a number of certain financial ratios. The facility commitment contains certain covenants which require the Company to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends paid. The Acquisition Credit Facility will replace the Revolving Credit Facility (see Note 8) upon closing of the Kinney System acquisition.