Form 10-K, Exhibit 13
period 1998-09-30
CENTRAL PARKING CORP
filed 1998-12-29
CIK 949298

                                                                      EXHIBIT 13

                        CENTRAL PARKING CORPORATION 1998
                          ANNUAL REPORT TO SHAREHOLDERS
                      SELECTED CONSOLIDATED FINANCIAL DATA

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

Amounts in thousands, except per share data

                                                      Year Ended September 30,
                                                      ------------------------                        1998 vs 1997      Five Year
                                               1994       1995       1996       1997       1998    Increase (Decrease) Growth Rate
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA:                                                                             $           %           %
Revenues:
    Parking                                 $ 82,890   $ 94,383  $ 109,272  $ 180,886   $ 328,285  $ 147,399    81.5%       41.1%
    Management contract                       28,438     30,630     32,534     39,568      54,890     15,322    38.7        17.9
       Total revenues                        111,328    125,013    141,806    220,454     383,175    162,721    73.8        36.2
Total costs and expenses                     100,120    111,411    124,874    192,602     336,294    143,692    74.6        35.4
       Operating earnings                     11,208     13,602     16,932     27,852      46,881     19,029    68.3        43.0
Percentage of total revenues                    10.1%      10.9%      11.9%      12.6%       12.2%        --      --          --
Interest income (expense), net                   691      1,462      2,303     (2,740)     (4,654)    (1,914)  (69.9)         --
Dividends on company-obligated mandatorily
    redeemable convertible securities of a
    subsidiary trust                              --         --         --         --       3,160      3,160     N/A          --
Net gains on sales of
    property and equipment                     2,214         81      1,192      3,137          71     (3,066)  (97.7)         --
Equity in partnership and
    joint venture earnings                        30        362        641      4,163       5,086        923    22.2          --
Earnings before income tax                    14,143     15,507     21,068     32,412      44,224     11,812    36.4        33.0
Income taxes                                   5,179      5,563      7,232     12,207      17,614      5,407    44.3        35.7
Income tax percentage of
    earnings before income tax                  36.6%      35.9%      34.3%      37.7%       39.8%        --      --          --
Net earnings                                   8,964      9,944     13,836     20,205      26,610      6,405    31.7        31.3
Percentage of total revenues                     8.1%       8.0%       9.8%       9.2%        6.9%        --      --          --

PER SHARE DATA:
Net earnings - basic                        $   0.39   $   0.43  $    0.54  $    0.78   $    0.96  $    0.18    23.1
Net earnings - diluted                      $   0.39   $   0.43  $    0.53  $    0.77   $    0.94  $    0.17    22.1
Basic weighted average common shares          23,058     23,058     25,762     25,991      27,857      1,866     7.2
Diluted weighted average common shares        23,058     23,058     26,042     26,330      28,326      1,996     7.6
Net book value per common share
    outstanding at September 30             $   1.38   $   1.79  $    2.93  $    3.68   $    8.65  $    4.97   135.1

                                                                September 30,
                                                                -------------                         1998 vs 1997
                                               1994       1995       1996       1997       1998    Increase (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Cash and cash equivalents                   $ 12,026   $ 10,218  $  28,605  $   9,979   $  19,840  $   9,861      98.8%
Working capital                                1,987      2,676     19,707     (9,231)    (24,124)   (14,893)   (161.3)
Goodwill                                          --         --         --     31,863     254,997  $ 223,134     700.3
Total assets                                  60,029     70,440    107,212    234,014     544,873    310,859     132.8
Long-term debt and capital lease
  obligations, less current portion               --         --         --     73,252      60,704    (12,548)    (17.1)
Company-obligated mandatorily redeemable
  convertible securities of subsidiary
  holding solely parent debentures                --         --         --         --     110,000    110,000       N/A
Shareholders' equity                          31,861     41,360     76,793     96,851     255,704    158,853     164.0
                                                      Year Ended September 30,
                                                      ------------------------                        1998 vs 1997
                                               1994       1995       1996       1997       1998    Increase (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
Depreciation and amortization               $  2,594   $  2,882  $   3,420  $   6,499   $  15,283  $   8,784     135.2%
Employees (2) (3)                              5,400      6,000      6,600      9,300      12,000      2,700      29.0%
Number of shareholders (2) (3)                   N/A      3,000      5,500      7,000       8,100      1,100      15.7%
Market capitalization in millions (1) (2) (3)    N/A        N/A  $     568  $     802   $   1,490  $     644      80.3%
Price earnings ratio (1) (2) (3)                 N/A        N/A       40.9       39.6        53.6        N/A       N/A
Return on equity (3) (4)                        32.5%      27.2%      23.4%      23.3%       15.1%       N/A       N/A

(1) Reflects the recapitalization, initial and subsequent public offering of shares, and subsequent stock splits of the Company described in Note 10 to the Company's 1998 Consolidated Financial Statements.
(2) Reflects information as of September 30 of the respective fiscal year, rounded to the nearest thousand, except ratio data.
(3) Unaudited information.
(4) Reflects return on equity calculated using net earnings divided by average shareholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

OVERVIEW

     The Company operates parking facilities under three types of arrangements: leases, fee ownership, and management contracts.

     Parking revenues consist of Central Parking Corporation and Subsidiaries ("Central Parking" or the "Company") revenues from leased and owned facilities. Cost of parking relates to both leased and owned facilities and includes rent, payroll and related benefits, depreciation (if applicable), maintenance, insurance, and general operating expenses. Parking revenues in fiscal 1998 increased to $328.3 million from $180.9 million in fiscal 1997, an increase of $147.4 million, or 81.5%. Of the $147.4 million increase, $102.6 million, or 69.6% of the increase, resulted from the acquisition of Diplomat Parking Corporation ("Diplomat"), Kinney System Holding Corp ("Kinney"), Turner Parking ("Turner"), and Sterling Parking ("Sterling") leased and owned locations. The remaining increase of $44.8 million, or 30.4%, is from a combination of the addition of 46 net locations, increased rates and higher utilization of parking spaces at existing facilities.

     Parking revenues from owned properties amounted to $6.2 million, $13.6 million, and $17.7 million for the years ended September 30, 1996, 1997 and 1998, respectively. Owned properties parking revenues, as a percentage of parking revenues, accounted for 5.7% in 1996, 7.5% in 1997, and 5.4% in 1998. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities but provides maximum control over the operation of the parking facility and the greatest profit potential of the three types of operating arrangements. As the owner, all changes in owned facility revenue and expense flow directly to the Company. Additionally, the Company has the potential to realize benefits of appreciation in the value of the underlying real estate if the property is sold. Central Parking assumes complete responsibility for all aspects of the property, including all structural, mechanical, or electrical maintenance or repairs and property taxes.

     Parking revenues from leased facilities amounted to $103.1 million, $167.3 million, and $310.6 million for the years ended September 30, 1996, 1997, and 1998, respectively. Leased properties parking revenues, as a percentage of parking revenues, accounted for 94.3% in 1996, 92.5% in 1997, and 94.6% in 1998. Leases generally provide for a contractually established payment to the facility owner which is either a fixed annual amount, a percentage of gross revenues, or a combination thereof. As a result, Central Parking's revenues and profits in its lease arrangements are dependent upon the performance of the facility. Leased facilities require a longer commitment and a larger capital investment by Central Parking than managed facilities but generally provide a more stable source of revenue and a greater opportunity for long-term revenue growth. Under its leases, the Company is typically responsible for all facets of the parking operations, except for structural, mechanical, or electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with renewal options.

     Management contract revenues include revenues from managed facilities. In fiscal year 1998, management contract revenues increased 38.7% to $54.9 million, primarily as a result of the addition of 330 managed facilities acquired in the transactions with Diplomat, Kinney, Turner, and Sterling, and from the net addition of 95 additional management locations. Management contract revenues amounted to $32.5 million, $39.6 million, and $54.9 million for the years ended September 30, 1996, 1997, and 1998, respectively. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of management contracts includes insurance premiums and claims and other indirect overhead. The Company's responsibilities under a management contract as a facility manager include hiring, training, and staffing parking personnel, and providing collections, accounting, record keeping, insurance, and facility marketing services. In general, Central Parking is not responsible under its management contracts for structural, mechanical, or electrical maintenance or repairs, or for providing security or guard services or for paying property taxes. The typical management contract is for a term of one to three years and generally is renewable for successive one-year terms, but is cancelable by the property owner on short notice. The Company's renewal rates for each of the past five fiscal years were in excess of 91%.

     The Company's clients have the option of obtaining insurance on their own or having Central Parking provide insurance as part of the services provided under the management contract. Because of its size and claims experience, the Company can purchase such insurance at significant discounts to comparable market rates and, management believes, at lower rates than the Company's clients can generally obtain on their own. Accordingly, Central Parking generates profits on the insurance provided under its management contracts.

As of September 30, 1998, Central Parking operated 1,302 parking facilities through management contracts, leased 1,071 parking facilities, and owned 67 parking facilities, either independently or in joint venture with third parties. The following table sets forth certain information regarding the number of managed, leased, or owned facilities as of the specified dates:

                                                                                           SEPTEMBER 30,
                                                                                           -------------

                                                                                  1996         1997         1998
                                                                                  ----         ----         ----

         Managed................................................................   770          877        1,302

         Leased.................................................................   552          709        1,071

         Owned..................................................................    37           58           67
                                                                                 -----        -----        -----

                 Total.......................................................... 1,359        1,644        2,440
                                                                                 =====        =====        =====


A summary of the facilities operated by Central Parking as of September 30, 1998 is as follows:

                                                                                                 Percent
                                              Managed      Leased        Owned       Total       of Total      Spaces
                                              -------      ------        -----       -----       --------      ------

         Total U.S. and Puerto
           Rico...........................     1,185         958           67        2,210         90.6%      919,111
                                          ---------------------------------------------------------------------------
         United Kingdom...................        79          80           --          159          6.5%       55,527
         Mexico (1).......................        34          27           --           61          2.5%       31,796
         Germany (1)......................        --           4           --            4          0.1%        1,336
         Canada...........................         3           1           --            4          0.1%        8,850
         Spain (1)........................        --           1           --            1          0.1%          542
         Malaysia.........................         1          --           --            1          0.1%        5,400
                                          ---------------------------------------------------------------------------
                             Total foreign       117         113           --          230          9.4%      103,451
                                          ---------------------------------------------------------------------------
                          Total facilities     1,302       1,071           67        2,440        100.0%    1,022,562
                                          ===========================================================================

(1) Operated through 50% owned joint ventures


                                                                                             Fiscal Years Ended September 30,
Historical Financial Summary ($ Millions)                                                 1995       1996       1997       1998
----------------------------------------------------------------------------------------------------------------------------------
Parking revenues                                                                          94.4      109.3      180.9      328.3
    % Growth over prior year                                                              13.9%      15.8%      65.5%      81.5%
Management contract revenues                                                              30.6       32.5       39.6       54.9
    % Growth over prior year                                                               7.7%       6.2%      21.6%      38.7%
Total revenues                                                                           125.0      141.8      220.5      383.2
    % Growth over prior year                                                              12.3%      13.4%      55.5%      73.8%
Cost of parking and management contracts                                                  95.7      107.5      169.2      295.3
    % of total revenues                                                                   76.6%      75.8%      76.7%      77.1%
General and administrative expenses                                                       15.7       17.4       22.5       33.9
    % of total revenues                                                                   12.6%      12.3%      10.2%       8.8%
Goodwill and non-compete amortization                                                       --         --        0.9        7.1
    % of total revenues                                                                     --         --        0.4%       1.9%
Operating earnings                                                                        13.6       16.9       27.9       46.9
    % of total revenues                                                                   10.9%      11.9%      12.6%      12.2%
Depreciation & amortization                                                                2.9        3.4        6.5       15.3
Interest income (expense), net                                                             1.5        2.3       (2.7)      (4.7)
Dividends on company-obligated mandatorily redeemable securities
     of subsidiary trust holding solely parent debentures                                   --         --         --       (3.2)
Equity in partnerships &
    joint venture earnings                                                                 0.4        0.6        4.2        5.1
Net gains on sales of
    property & equipment                                                                    --        1.2        3.1        0.1
Net earnings                                                                               9.9       13.8       20.2       26.6
    % of total revenues                                                                    8.0%       9.8%       9.2%       6.9%
----------------------------------------------------------------------------------------------------------------------------------

The table below sets forth certain information regarding the Company's managed, leased and owned facilities in the periods indicated.

                                                                                              Year Ended September 30,
                                                                                      1996              1997              1998
----------------------------------------------------------------------------------------------------------------------------------
Managed Facilities (1):
     Beginning of year                                                                 715               770               877
----------------------------------------------------------------------------------------------------------------------------------
     Acquired during year                                                               --                36               330
     Added during year                                                                 114               164               196
     Deleted during year (2)(3)(4)                                                     (59)              (93)             (101)
----------------------------------------------------------------------------------------------------------------------------------
     End of year                                                                       770               877             1,302
----------------------------------------------------------------------------------------------------------------------------------
     Renewal Rate                                                                     92.4%             91.1%             91.8%

Leased Facilities (1):
     Beginning of year                                                                 485               552               709
----------------------------------------------------------------------------------------------------------------------------------
     Acquired during year                                                               --                82               317
     Added during year (3)                                                              94                99                99
     Deleted during year (4)                                                           (27)              (24)              (54)
----------------------------------------------------------------------------------------------------------------------------------
     End of year                                                                       552               709             1,071
----------------------------------------------------------------------------------------------------------------------------------

Owned Facilities (1)(5):
     Beginning of year                                                                  31                37                58
----------------------------------------------------------------------------------------------------------------------------------
     Acquired during year (2)                                                           --                20                 8
     Purchased during year                                                               6                 5                 1
     Sold during year                                                                   --                (4)               --
----------------------------------------------------------------------------------------------------------------------------------
     End of year                                                                        37                58                67
----------------------------------------------------------------------------------------------------------------------------------


Total facilities (end of year)                                                       1,359             1,644             2,440
----------------------------------------------------------------------------------------------------------------------------------
Percentage net growth including acquisitions in number of facilities:
     Managed                                                                           7.7%             13.9%             48.5%
     Leased                                                                           13.8%             28.4%             51.1%
     Owned                                                                            19.4%             56.8%             15.5%
                                                                                     -----             -----             -----
     Total facilities                                                                 10.4%             21.0%             48.4%
                                                                                     -----             -----             -----


(1) Includes 38 managed, 39 leased and 15 owned properties operated under joint venture agreements at September 30, 1998.
(2) Fiscal 1996 and 1997 include four facilities that were previously managed and subsequently purchased.
(3) Includes Central Parking's lease in fiscal 1996, 1997 and 1998 of one facility, 11 facilities, and two facilities, respectively, that were previously managed.
(4) Excluded from the renewal rate calculation in the above table at September 30, 1997 are six managed on-street locations and two leased on-street locations which are reflected as current year deletions.
(5) Includes the Company's corporate headquarters in Nashville, Tennessee.

Net gains derived from sales of property and equipment were $1.2 million, $3.1 million, and $71 thousand for fiscal 1996, 1997, and 1998, respectively.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, information derived from the Company's consolidated financial statements expressed as a percentage of total revenues.

                                                                                                 Year Ended September 30,
                                                                                        1996              1997              1998
----------------------------------------------------------------------------------------------------------------------------------
Parking revenues                                                                        77.1%             82.1%             85.7%
Management contract revenues                                                            22.9              17.9              14.3
----------------------------------------------------------------------------------------------------------------------------------
      Total revenues                                                                   100.0             100.0             100.0
Cost of parking and management contracts                                                75.8              76.7              77.1
General and administrative expenses                                                     12.3              10.6              10.7
----------------------------------------------------------------------------------------------------------------------------------
      Operating earnings                                                                11.9              12.6              12.2
Interest income (expense), net                                                           1.6              (1.2)             (1.2)
Dividends on company-obligated mandatorily redeemable securities
     of subsidiary trust holding solely parent debentures                                 --                --              (0.8)
Net gains on sales of property
    and equipment                                                                        0.8               1.4               0.0
Equity in partnership and joint venture earnings                                         0.5               1.9               1.3
----------------------------------------------------------------------------------------------------------------------------------
      Earnings before income taxes                                                      14.8              14.7              11.5
Income taxes                                                                             5.0               5.5               4.6
----------------------------------------------------------------------------------------------------------------------------------
      Net earnings                                                                       9.8%              9.2%              6.9%
----------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997

Parking revenues include revenue from leased and owned facilities. Parking revenues in fiscal 1998 increased to $328.3 million from $180.9 million in fiscal 1997, an increase of $147.4 million, or 81.5%. Of the $147.4 million increase, $102.6 million, or 69.6% of the increase, resulted from the following acquisition of leased and owned locations: Diplomat, $19.6 million; Kinney, $81.7 million; Turner, $1.1 million; and Sterling, $0.2 million. With respect to the Kinney acquisition, Central Parking achieved lower than expected increases in revenues, particularly in the fourth quarter of fiscal 1998. Kinney was acquired on February 12, 1998 and its partial year parking revenues of $81.7 million represent 24.9% of total fiscal year parking revenues. The Company's operating results may be significantly impacted by the results derived from the Kinney acquired locations. The remaining increase of $44.8 million, or 30.4%, is from a combination of the addition of 46 net locations, increased rates and higher utilization of parking spaces at existing facilities.

Management contract revenues in fiscal 1998 increased to $54.9 million from $39.6 million in fiscal 1997, an increase of $15.3 million, or 38.7%. Of the $15.3 million increase, $7.6 million, or 49.9%, resulted from the acquisitions of Diplomat, $2.1 million; Kinney, $4.9 million; Turner, $0.5 million; and Sterling, $0.1 million. The remaining 50.1% increase resulted primarily from the addition of 95 net new locations.

Revenues from foreign operations increased to $23.0 million in 1998 from $18.1 million in 1997. The increase of 26.8% in revenues from foreign operations resulted primarily from the net addition of 51 locations in the United Kingdom and increased revenues on existing locations.

Cost of parking in fiscal 1998 increased to $280.3 million from $157.4 million in fiscal 1997, an increase of $122.9 million, or 78.1%. Rent expense increased $74.7 million, principally as a result of new locations from acquisitions and additional percentage rent on existing locations. Of the remaining $48.2 million increase in cost of parking, payroll expense accounted for $26.6 million. The payroll expense increase was attributable to a combination of acquisitions, new locations and increases in existing payroll. Cost of parking, as a percentage of parking revenues, decreased to 85.4% in fiscal 1998 from 87.0% in fiscal 1997. This decrease was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

Cost of management contracts in fiscal 1998 increased to $15.0 million from $11.8 million in the comparable period in 1997, an increase of $3.2 million, or 27.2%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 27.3% in fiscal 1998 from 29.8% in fiscal 1997. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees from a combination of new and existing locations. The renewal rates for management contracts of 91.8% in 1998, and 91.1% in 1997, are consistent with the Company's 5 year average renewal rates.

General and administrative expenses, excluding goodwill and non-compete amortization, increased to $33.9 million from $22.5 million in fiscal 1997, an increase of $11.4 million, or 50.5%. This increase was primarily a result of an increase in payroll expense of $7.7 million associated with the additional general and administrative expenses of acquired operations, as well as opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits. General and administrative expenses decreased as a percentage of total revenue from 10.2% in 1997 to 8.8% in 1998. This is a result of spreading of general and administrative expenses over a broader revenue base.

Amortization expense of goodwill and non-compete agreements increased significantly from $920,000 in fiscal 1997 to $7.1 million in fiscal 1998, an increase of $6.2 million. This increase was a result of $232.8 million in goodwill and non-compete assets recorded in connection with the acquisitions of Diplomat, Kinney, the remaining 50% of CPS-Louisiana, Turner, and Sterling.

Goodwill and non-compete agreements are amortized over periods ranging from 5 to 30 years.

Interest income in fiscal 1998 increased to $2.7 million from $1.8 million in fiscal 1997. This increase of $877 thousand was primarily attributable to increased investment in notes receivable. Interest expense totaled $7.4 million in 1998 compared to $4.6 in 1997. The increased interest expense was a result of borrowing to fund additional asset purchases and acquisitions during the year. With respect to the Company's two credit facilities which represent substantially all of the Company's indebtedness, the weighted average balance outstanding for fiscal 1998 was approximately $83.0 million at a weighted average interest rate of 6.75%.

Dividends on company-obligated mandatorily redeemable convertible securities of a subsidiary holding solely parent debentures ("Preferred Securities") amounted to $3.2 million for fiscal year 1998. Such Preferred Securities in the amount of $110 million were issued on March 18, 1998 and bear a dividend rate of 5.25% (See Note 9 to the Company's 1998 consolidated financial statements).

Equity in partnership and joint venture earnings for fiscal 1998 increased to $5.1 million from $4.2 million in fiscal 1997. The increase of $923,000 resulted primarily from increases in domestic partnerships and joint ventures of $692,000, due largely to partnership interests acquired in connection with Kinney, and an increase in equity in joint venture earnings of the German joint venture of $296,000 over balances in the prior year.

The Company's effective income tax rate was 39.8% for fiscal 1998 compared to 37.7% for fiscal 1997. The rate increase was attributable to the increase in the Company's federal income tax rate, the comparative decrease in the amount of tax exempt income, and the addition of nondeductible goodwill amortization (see Note 12 to the Company's Consolidated Financial Statements).


YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

Parking revenues in fiscal 1997 increased to $180.9 million from $109.3 million in fiscal 1996, an increase of $71.6 million, or 65.5%. Of the $71.6 million increase, $41.0 million, or 57.3% of the increase, resulted from the acquisition of Square and Car Park leased and owned locations. The remaining increase of $30.6 million, or 42.7%, is from a combination of the net addition of 76 locations, increased rates and higher utilization of parking spaces at existing facilities.

Management contract revenues in fiscal 1997 increased to $39.6 million from $32.5 million in fiscal 1996, an increase of $7.1 million, or 21.6%. Of the $7.1 million increase, $2.8 million or 34.6% of the increase resulted from the Square and Car Park acquisitions. The remaining increase of $4.3 million, or 60.6%, is attributable to the net addition of 71 locations and increased management fees on existing locations.

Revenues from foreign operations increased to $18.1 million in 1997 from $13.2 million in 1996. The increase of 37.4% in revenues from foreign operations resulted primarily from the net addition of 20 locations in the United Kingdom and increased revenues on existing locations.

Cost of parking in fiscal 1997 increased to $157.4 million from $97.7 million in fiscal 1996, an increase of $59.7 million, or 61.1%. Rent expense increased $30.9 million, principally as a result of new locations from acquisitions and additional percentage rent on existing locations. Of the remaining $28.8 million increase in cost of parking, payroll expense accounted for $12.5 million. The payroll expense increase was attributable to a combination of acquisitions, new locations and increases on existing payroll. Cost of parking, as a percentage of parking revenues, decreased to 87.0% in fiscal 1997 from 89.4% in fiscal 1996. This decrease was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

Cost of management contracts in fiscal 1997 increased to $11.8 million from $9.8 million in the comparable period in 1996, an increase of $2.0 million, or 20.7%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 29.8% in fiscal 1997 from 30.0% in fiscal 1996. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees from a combination of new and existing locations. The decrease in renewal rates for management contracts to 91.1% in 1997, from 92.4% in 1996, is primarily attributable to the loss of one large contract which included 9 management locations. This trend is not expected to continue.

General and administrative expenses excluding goodwill amortization in fiscal 1997 increased to $22.5 million from $17.4 million in fiscal 1996, an increase of $5.1 million, or 21.2%. This increase was primarily a result of an increase in payroll expense of $4.2 million, associated with the additional general and administrative expenses of acquired operations, as well as the opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits. General and administrative expenses excluding goodwill decreased as a percentage of total revenues from 12.3% in 1996 to 10.2% in 1997. This is a result of spreading general and administrative expenses over a broader revenue base.

Amortization of goodwill and non-compete agreements in fiscal 1997 amounted to $920,000. The Company had no expenses from amortization of goodwill in fiscal 1996. Amortization expense of goodwill was a result of $32.7 million in goodwill and non-compete assets, recorded in connection with the acquisitions of Square and Car Park.

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

The Company's effective income tax rate was 37.7% for fiscal 1997 compared to 34.3% for fiscal 1996. The rate increase was attributable to the increase in the Company's federal income tax rate, the comparative decrease in the amount of tax exempt income, the addition of nondeductible goodwill amortization and the increase in the effective state income tax (see Note 12 to the Company's Consolidated Financial Statements).

QUARTERLY RESULTS

The Company experiences fluctuations in its quarterly net earnings as a result, in part, of recognition of intermittent gains on sales of properties. Additionally, the Company has and may continue to experience fluctuations in revenues and related expenses due to acquisitions, pre-opening costs, travel and transportation patterns affected by weather and calendar related events, and local and national economic conditions. The Company's increased concentration of parking facilities in the northeastern and mid-atlantic part of the United States, primarily a result of the Kinney, Square and Diplomat acquisitions, has increased the risk of weather related fluctuations such as severe winter snow storms. Additionally, the Company services the parking for a number of sports stadiums and arenas and can be impacted by strikes and the success of various sports teams in playoff and championship series. The following table sets forth certain quarterly statement of earnings data for each of the Company's last eight fiscal quarters and the percentage of net revenues represented by the line items presented (except in the case of per share amounts). The quarterly statements were impacted by the acquisition of Square (January 1997), Car Park (May 1997), Diplomat (October 1997), Kinney (February 1998), CPS - Louisiana (March 1998), Turner (April 1998), Sterling (July 1998) and net gains on sales of property and equipment of $3.1 million in the quarter ended September 30, 1997. The quarterly statement of earnings data set forth below was derived from unaudited financial statements of the Company and includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation thereof. The per share numbers have been restated to reflect the three for two stock splits (see Note 10(d) to the Company's Consolidated Financial Statements).

Amounts in thousands, except per share data

                                                                        1997 Fiscal Year
                                       December 31             March 31                 June 30               September 30
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                         $ 40,997   100.0%      $  55,297   100.0%      $  59,399   100.0%      $  64,761   100.0%
Operating earnings                        5,129    12.5           7,109    12.9           7,706    13.0           7,908    12.2
Net gains on sales of
   property & equipment                       3     0.0               2     0.0               3     0.0           3,129     4.8
Earnings before
   income taxes                           6,000    14.6           6,993    12.6           8,242    13.9          11,177    17.3
Net earnings                           $  3,899     9.5%      $   4,416     8.0%      $   5,275     8.9%      $   6,615    10.2%
Earnings per common share - basic      $   0.15               $    0.17               $    0.21               $    0.25
Earnings per common share - diluted    $   0.15               $    0.17               $    0.20               $    0.25
----------------------------------------------------------------------------------------------------------------------------------
                                                                        1998 Fiscal Year
                                       December 31             March 31                 June 30               September 30
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                         $ 70,269   100.0%      $  90,088   100.0%      $ 110,770   100.0%      $ 112,048   100.0%
Operating earnings                        8,804    12.5          12,034    13.4          13,855    12.5          12,188    10.9
Net gains on sales of
   property & equipment                       3     0.0              15     0.0             (17)    0.0              70     0.1
Earnings before
   income taxes                           9,099    12.9          10,316    11.5          12,923    11.7          11,886    10.6
Net earnings                           $  5,642     8.0%      $   6,328     7.0%      $   7,948     7.2%      $   6,692     6.0%
Earnings per common share - basic      $   0.22               $    0.24               $    0.27               $    0.23
Earnings per common share - diluted    $   0.21               $    0.23               $    0.27               $    0.23
----------------------------------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities for fiscal 1998 was $50.1 million, an increase of $27.7 million from net cash of $22.4 million provided by operating activities during the same period in fiscal 1997. The primary factors which contributed to this change were increased net earnings, increased depreciation and amortization, and increases in accounts payable and accrued expenses during fiscal 1998.

     Net cash used in investing activities was $239.2 million for fiscal 1998, an increase of $147.1 from net cash of $92.1 million used in investing activities during fiscal 1997. The acquisitions of Diplomat, Kinney, Turner, and Sterling utilized cash of $213.6 million, net of cash acquired and property and equipment purchases represented $25.6 million.

     Net cash provided by financing activities for fiscal 1998 was $198.7 million, and increase of $147.7 million over the $51.0 million provided during fiscal 1997. Primary factors which contributed to this increase are net proceeds from issuance of the Preferred Securities of $106.5 million, net proceeds from issuance of notes payable of $99.7 million, proceeds from issuance of common stock and exercise of options of $91.4 million, less repayment of notes payable of $102.9 million.

     Depending on the timing and magnitude of the Company's future investments (either in the form of leased or purchased properties, joint ventures, or acquisitions), the working capital necessary to satisfy current obligations is anticipated to be generated from operations and Central Parking's credit facility over the next twelve months. In the ordinary course of business, Central Parking is required to maintain and, in some cases, make capital improvements to the parking facilities it operates; however, as of September 30, 1998, Central Parking had no material outstanding commitments for capital expenditures. If Central Parking identifies investment opportunities requiring cash in excess of Central Parking's cash flows and the existing credit facility, Central Parking may seek additional sources of capital, including the sale or issuance of Central Parking common stock or convertible securities, or amending the credit facility to obtain additional indebtedness. Central Parking's ability to raise additional capital by issuing additional shares of common stock is expected to be limited over the next several years as a result of the registration rights agreement pursuant to the pending merger with Allright Holdings, Inc. ("Allright"), when consummated. While Central Parking does not expect this limitation to affect its working capital needs, it could have an impact on Central Parking's ability to complete significant acquisitions. The recent decrease in the market value of Central Parking common stock also could have an impact on Central Parking's ability to complete significant acquisitions or raise additional capital. Central Parking believes that it has the ability to increase its credit facility if needed for significant acquisitions, although no assurances can be given that such increases would be available at the time needed to complete any such acquisition.

     On February 11, 1998, Central Parking established a credit facility providing for an aggregate availability of up to $300 million consisting of a five-year $200 million revolving credit facility, including a sublimit of $25 million for standby letters of credit, and a $100 million five-year term loan with scheduled repayments of $25 million per year, beginning in year two (the "Credit Facility"). On March 18, 1998, the Company completed offerings of equity and convertible trust issued preferred securities, from which the Company obtained $195.6 million in net proceeds. The Company repaid and terminated the $100 million term loan with proceeds from these offerings. The remaining $95.6 million in proceeds was applied to reduce the outstanding balance under the $200 million revolving credit facility. The Credit Facility bore interest until June 30, 1998 at a rate of LIBOR plus 1.25% On June 30, 1998, the interest rate on the Credit Facility and the commitment fee on the unused portion reverted to a grid pricing based on the achievement of various financial ratios. The Credit Facility contains certain covenants including those that require Central Parking to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends payable. Central Parking used the Credit Facility to replace the Company's prior revolving credit facility and to finance the Kinney acquisition. At September 30, 1998, the amount outstanding under this Credit Facility was $48.2 million and the interest rate was 6.5.% (LIBOR plus 75 basis points). At September 30, 1998, Central Parking had available $147.1 million under the Credit Facility.

     In March 1998, Civic Parking, LLC ("Civic") obtained financing with a financial institution for $60 million. Civic distributed the loan proceeds to its shareholders. Central Parking owns a 50% interest in Civic, a limited liability company, and as a result, received net proceeds of $30.3 million from this transaction which reduced Central Parking's carrying value of its investment in partnerships and joint ventures. The proceeds from the refinancing were used by Central Parking to pay down the Credit Facility.

     On September 21, 1998, the Company entered into a definitive agreement pursuant to which the Company has agreed to merge with Allright. Allright (dba Allright Parking) is headquartered in Houston and is one of the largest parking services companies in the United States with 2,323 locations at June 30, 1998 and revenues of $217.4 million for the fiscal year ended June 30, 1998. The transaction, which is expected to be accounted for as a pooling-of-interests (See Note 18 to the Company's 1998 Consolidated Financial Statements). The merger remains subject to certain closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Act. The transaction is subject to approval by the shareholders of both Central Parking and Allright at separate meetings to be scheduled. Under terms of the agreement, Central Parking expects to issue approximately 7.6 million shares of its common stock to the shareholders of Allright.

     On September 2, 1998, Central Parking received a "best efforts" commitment, which expires March 31, 1999, to establish a new credit facility providing for an aggregate of up to $400 million (the "New Credit Commitment") consisting of a five-year $200 million revolving credit facility including a sublimit of $25 million for standby letters of credit, and a $200 million five-year term loan with scheduled repayment consisting of $50 million per year, beginning in year two. The New Credit Commitment will bear interest at either prime rate plus 0.5% or LIBOR plus a margin of 1.12% and after three months revert to a grid pricing at a margin of 0.25% to 1.25% based upon Central Parking achieving a number of financial ratios. The New Credit Commitment will contain certain covenants including those that require Central Parking to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends paid. Central Parking intends to use the New Credit Commitment to replace Central Parking's Credit Facility and to refinance the existing debt of Allright.

ACQUISITIONS

     The Company's acquisition strategy focuses primarily on acquisitions that will enable Central Parking to become a more efficient and cost-effective provider in selected markets. Central Parking believes it can recognize economies of scale by making acquisitions in markets where the Company already has a presence, which allows Central Parking to reduce the overhead cost of the acquired company by consolidating its management with that of Central Parking. In addition, Central Parking seeks acquisitions in attractive new markets. Management believes acquisitions are an effective means of entering new markets, thereby quickly obtaining both operating presence and management personnel. Central Parking also believes it generally can improve acquired operations by applying its operating strategies and professional management techniques. The Company's acquisitions over the last two years, all of which were accounted for under the purchase method of accounting, are as follows:

     Civic Parking, LLC. On December 31, 1996, Central Parking purchased for cash, Civic, which owns four parking garages in St. Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages, which had previously been operated by Central Parking under management agreements, have a total of 7,464 parking spaces. The purchase price was approximately $91.0 million, which was financed through working capital and $67.2 million of borrowings under the credit facility. Of the $91.0 million, $46.0 million was held for resale to a joint venture partner and $45.0 million was recorded as an investment in joint ventures. On April 16, 1997, Central Parking consummated the sale of 50% of Civic to its joint venture partner, an affiliate of Equity Capital Holdings, LLC, for $46.0 million in cash. Central Parking continues to operate these garages pursuant to a lease and operating agreement with Civic.

     Square Industries, Inc. On January 18, 1997, Central Parking completed a cash tender to acquire all of the outstanding shares of Square for $54.8 million, including transaction fees and other related expenses. In addition, Central Parking assumed $23.2 million of existing Square debt. The purchase price was financed through borrowings under the credit facility. Through September 30, 1997, the Company refinanced $18.9 million of the debt assumed from Square through a draw on the credit facility. At the time of the acquisition, Square operated 116 parking facilities containing over 61,000 parking spaces, located primarily in the Northeastern United States.

     Car Park Corporation. On May 29, 1997, Central Parking acquired the assets and related leases of Car Park for $3.5 million; consisting of 18 parking facilities with approximately 2,600 parking spaces located in the San Francisco metropolitan region. The purchase price was financed through $1.7 million of borrowings under the Company's then-existing credit facility, and $1.8 million payable to the seller, which has been repaid in full.

     Diplomat Parking Corporation. On October 1, 1997, Central Parking acquired the stock and certain assets of Diplomat for approximately $22.2 million in cash and notes payable. The acquisition was financed through borrowings under the credit facility. At the time of the acquisition, Diplomat operated 164 parking facilities containing over 37,000 parking spaces, located primarily in Washington, D.C. and Baltimore, Maryland.

     Kinney System Holding Corp. On February 12, 1998, Central Parking acquired Kinney, a privately held company headquartered in New York City. Kinney has been in the parking business for over 60 years. In addition to enhancing the Company's presence in New York City, Kinney increased Central Parking's presence in a number of other major metropolitan areas such as Boston, Philadelphia and Washington, D.C. and broadened its geographic coverage in the following nine states: Connecticut, Florida, Kentucky, Maryland, Massachusetts, New Hampshire, New York, Pennsylvania, and Virginia. Kinney provides both self-parking and valet parking services, and provides parking related services such as facility design and development and consulting services.

     Kinney operated 403 parking facilities containing approximately 168,800 spaces, including approximately 76,700 in the New York City metropolitan area, 42,800 in Boston, 31,100 in Philadelphia and 10,300 in Washington, D.C. At the time of the acquisition, Kinney's facility mix was comprised of 225 leased sites, 170 managed sites and 8 owned sites. The parking facilities operated by Kinney include Yankee Stadium, the Waldorf-Astoria, Port Authority Bus Terminal, World Financial Center, and the General Motors Building in New York City, The Ritz-Carlton-Boston, Government Center in Boston, Spectrum-Philadelphia, and the Four Seasons Hotel of Washington, D.C.

     Consideration for the Kinney acquisition was approximately $208.8 million, including $171.8 million in cash, including transaction fees and other related expenses, and $37.0 million (882,422 shares) in Central Parking common stock. In connection with this transaction, Central Parking assumed $10.3 million in capital leases, refinanced $24.2 million in existing Kinney debt and assumed $4.6 million of Kinney debt. Central Parking financed the Kinney acquisition through borrowings under the Credit Facility, and ultimately from the issuance of Central Parking common stock and Central Parking obligations pursuant to the Preferred Securities. In connection with the Kinney acquisition, the remaining 50% interest in Spectrum Parking Associates ("Spectrum") was acquired for $3.6 million.

     Central Parking System of Louisiana, Inc. Central Parking has historically owned 50% of CPS-Louisiana and on March 30, 1998, purchased the remaining 50% from Property Service Corporation for $2.5 million in Central Parking common stock (52,631 shares). CPS-Louisiana manages and operates leased parking facilities, manages and operates parking facilities owned or leased by other parties, and provides financial and other advisory services.

     Turner Parking System, Inc. On April 1, 1998, Central Parking purchased substantially all of the assets of Turner, a privately-held parking company headquartered in Dallas, Texas, for $3.8 million, including $3.0 million in cash and $800,000 (16,842 shares) in Central Parking common stock. Central Parking financed the cash portion of the Turner purchase with borrowings under the Credit Facility.

     Sterling Parking, Inc. On July 1, 1998, Central Parking purchased substantially all of the assets of Sterling, a privately-held parking company headquartered in Atlanta, Georgia for $4.3 million, including $2.1 million in cash, including transaction fees and other related costs, and $2.2 million in Central Parking common stock (54,358 shares). Central Parking financed the cash portion of the Sterling purchase with borrowings under the Credit Facility. At the time of the acquisition, Sterling operated 31 parking facilities in Georgia, Florida, Virginia, California, and Kentucky.

INTERNATIONAL FOREIGN CURRENCY EXPOSURE

     The Company operates wholly owned subsidiaries in the United Kingdom, Malaysia, Canada and the Netherlands. Total revenues from wholly owned foreign operations amounted to 9.3%, 8.2%, and 6.0% for the years ended September 30, 1996, 1997, and 1998, respectively. Additionally, the Company operates through joint ventures in Germany, Spain, and Mexico. The Company intends to invest in foreign leased or owned facilities, usually through joint ventures, and may become increasingly exposed to foreign currency fluctuations. The Company, in limited circumstances, has denominated contracts in U.S. dollars to limit currency exposure. Presently, the Company has limited exposure to foreign currency risk and has no hedge programs. The Company anticipates implementing a hedge program if such risk materially increases. For the year ended September 30, 1998, revenues from the United Kingdom operations represented 96.3% of total revenues generated by foreign operations, excluding earnings from joint ventures.

ECONOMIC AND MONETARY UNION

     On January 1,1999, eleven of the fifteen members countries of the European Union are scheduled to establish fixed conversion rates between their existing sovereign currencies and a new currency called the "euro." These countries have agreed to adopt the euro as their common legal currency on that date. The euro will then trade on currency exchanges and be available for non-cash transactions. Thereafter and until January 1, 2002, the euro is scheduled to replace the sovereign legal currencies of these countries. While the vast majority of Central Parking's operations within the European Union are currently in the United Kingdom, a European Member which is not scheduled to participate in the euro conversion, the Company has operations in countries which are scheduled to adopt the euro. The Company is in the process of assessing the impact of the euro conversion to its operations in the participating countries, including the need to adopt new information technology, parking related equipment and other systems to accommodate euro-denominated transactions, as well as the impact to currency risk and contractual relationships. Based on management's assessment of the impact of the euro conversion, Central Parking does not believe that the euro conversion will have a material impact on its operations or financial condition.

IMPACT OF INFLATION AND CHANGING PRICES

     The primary sources of revenues to the Company are parking revenues from owned and leased locations and management contract revenue (net of expense reimbursements) on managed parking facilities. The Company believes that inflation has had a limited impact on its overall operations for fiscal years ended September 30, 1996, 1997 and 1998.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". This pronouncement is effective for fiscal years beginning after December 15, 1997 and requires the reporting of comprehensive income within the financial statements. The Company will adopt SFAS 130 in fiscal year 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of the Company's consolidated financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS 131 in fiscal year 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of the Company's consolidated financial statements.

     In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS Nos. 87, 88, and 106. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS 132 in fiscal year 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of Central Parking's consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which supercedes SFAS Nos. 80, 105, and 119. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is evaluating the impact of SFAS 133 to Central Parking's consolidated financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on October 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company periodically reviews the carrying value of long-lived intangible assets such as goodwill, contract rights, and non-compete agreements to determine if the net book values of such assets continue to be recoverable over the remainder of the original estimated useful life. In performing this review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Since the assets involved are held and used in the operations of the Company, consideration is also given to actions or remediations the Company might take in order to achieve the original estimates of cash flows. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

YEAR 2000

     Central Parking has considered the impact of Year 2000 issues on its computer systems and applications and has developed remediation plans. These plans are part of Central Parking's ongoing business strategies to incorporate advanced technologies in its information systems, and were contemplated in advance of Year 2000 issues. The expenditures for system upgrades will be accounted for as regular capital expenditures and will be depreciated over their estimated useful lives of 3 - 5 years. The ongoing expenses of training and testing will be expensed as they are incurred. It is estimated that Central Parking will spend in excess of $2 million upgrading its computer information systems in accordance with its plans for technological enhancement, and that such expenditures will not be material to Central Parking's operations or liquidity. Central Parking believes that the upgraded information systems will be Year 2000 compliant. System hardware and software that in management's estimation are not Year 2000 compliant have been fully depreciated. Central Parking estimates that its information systems will be Year 2000 compliant by April 1999. This should allow Central Parking adequate time to continue to test and determine the compliance of such systems. Management believes that this is enough time to fully test and foresee all significant remaining Year 2000 issues on its information systems and, therefore, does not have any other contingency plan in place for its information systems.

     Central Parking uses some fee calculation devices that compute parking fees and statistical data, and also automate the ingress and egress control mechanisms at certain parking facilities. Based on contacts with the vendors of such equipment, Central Parking expects them to make available reasonably priced upgrades to address Year 2000 issues. Central Parking believes that less than 20% of its operations have equipment with any Year 2000 issues with regard to carrying out its parking business. In the event remediation is not complete at any of these sites prior to the Year 2000, and a failure of such equipment were to occur due to processing incompatibilities in the Year 2000, manual override systems are in place at all locations. Given the limited technology required to operate such facilities, management believes all material operations could adequately be performed manually. Such contingency plans are currently deployed in the events of power failures or other business interruptions at locations where these devices are located.

     Central Parking is communicating, by means of Year 2000 questionnaires, with each of its major vendors to determine third party compliance with Year 2000 issues. Although Central Parking cannot require its vendors to respond, follow-up with each party will be conducted to try and determine and resolve any Year 2000 issues. Central Parking is also requiring all vendors to warrant that all software and hardware purchased by Central Parking is fully Year 2000 compliant. While Central Parking does not expect to be materially affected by any third party's Year 2000 issues, no assurance can be given that a third party's failure to adequately address their Year 2000 issues could not materially effect Central Parking's business or financial results.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

This Annual Report includes various forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include discussions concerning future results of operations of the Company including, without limitation, statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. For those statements, Central Parking claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, in addition to those discussed elsewhere in this Annual Report, could affect the future financial results of the Company and could cause actual results to differ materially from those expressed in forward-looking statements contained in this document:

     - successfully integrating Allright and Kinney Systems, as well as past and future acquisitions in light of challenges in retaining key employees, synchronizing business processes and efficiently integrating facilities, marketing, and operations;

     - successful implementation of the Company's operating and growth strategy, including possible strategic acquisitions;

     -    the National Basketball Association strike;

     - fluctuations in quarterly operating results caused by a variety of factors including the timing of gains on sales of owned facilities, preopening costs, the effect of weather on travel and transportation patterns, and local, national and international economic conditions;

     - the ability of the Company to form and maintain its strategic relationships with certain large real estate owners and operators;

     - global and/or regional economic factors and potential changes in laws and regulations, including, without limitation, changes in federal, state and international laws regulating the environment; and

     - a significant delay in the expected closing of the proposed merger with Allright.

                          INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS
CENTRAL PARKING CORPORATION AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of Central Parking Corporation and Subsidiaries as of September 30, 1997 and 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Parking Corporation and Subsidiaries as of September 30, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP

Nashville, Tennessee
December 3, 1998

                           Consolidated Balance Sheets

Amounts in thousands, except share data

                                                                                                    September 30,
                                                                                               1997              1998
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                $   9,979         $  19,840
   Management accounts receivable                                                              11,004            17,387
   Accounts and current portion of notes
     receivable - other (including amounts due
     from related parties of $544 in 1997 and
     $238 in 1998) (Note 3)                                                                     6,158            11,347
   Prepaid rent and other expenses                                                              9,394            18,167
   Deferred income taxes (Note 12)                                                                911               545
   Prepaid and refundable income taxes                                                          2,154             1,266
----------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                      39,600            68,552
Investments, at amortized cost (fair value
   $4,962 in 1997 and $5,355 in 1998) (Note 4)                                                  4,754             5,087
Notes receivable, less current portion (Note 3)                                                10,961            25,110
Property, equipment, and leasehold  improvements, net (Note 5)                                 79,057           118,176
Contracts and lease rights, net (Note 6)                                                        5,021            17,773
Goodwill, net (Note 2 and 6)                                                                   31,863           254,997
Investment in and advances to partnerships and joint ventures (Note 7)                         56,306            37,344
Other assets (Note 6)                                                                           6,452            17,834
----------------------------------------------------------------------------------------------------------------------------------
                                                                                            $ 234,014         $ 544,873
==================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease obligations (Note 8)                  $     206         $   2,225
  Accounts payable                                                                             25,097            51,638
  Accrued payroll and related costs                                                             8,256            10,351
  Accrued expenses                                                                              4,020            10,102
  Management accounts payable                                                                  10,381            17,415
  Income taxes payable                                                                            871               945
----------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                  48,831            92,676
Long-term debt and capital lease obligations, less current portion (Note 8)                    73,252            60,704
Deferred rent                                                                                     186            12,938
Deferred compensation (Note 13)                                                                 3,048             3,797
Deferred income taxes (Note 12)                                                                 6,871             2,162
Other liabilities                                                                               4,975             6,892
----------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                         137,163           179,169

Company-obligated mandatorily redeemable convertible securities of
   subsidiary holding solely parent debentures (Note 9)                                            --           110,000

Shareholders' equity (Notes 10, 13 and 18):
  Common stock, $0.01 par value; 50,000,000
    shares authorized, 26,303,592 and 29,569,767
    shares issued and outstanding
    in 1997 and 1998, respectively                                                                263               296
  Additional paid-in capital                                                                   32,843           166,740
  Foreign currency translation adjustment                                                         193               359
  Retained earnings                                                                            64,122            88,811
  Deferred compensation on restricted stock                                                      (570)             (502)
----------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                 96,851           255,704
Commitments and contingencies (Notes 7, 10, 11, 12, 13, 15 & 18)
                                                                                            $ 234,014         $ 544,873
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF EARNINGS

Amounts in thousands, except per share data

                                                                                               Year Ended September 30,
                                                                                       1996             1997              1998
----------------------------------------------------------------------------------------------------------------------------------

Revenues:
  Parking                                                                           $ 109,272        $ 180,886         $ 328,285
  Management contract                                                                  32,534           39,568            54,890
----------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                                   141,806          220,454           383,175
----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of parking                                                                      97,686          157,382           280,288
  Cost of management contracts                                                          9,769           11,793            15,000
  General and administrative                                                           17,419           22,507            33,866
  Goodwill and non-compete amortization                                                    --              920             7,140
----------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                         124,874          192,602           336,294
----------------------------------------------------------------------------------------------------------------------------------
     Operating earnings                                                                16,932           27,852            46,881
----------------------------------------------------------------------------------------------------------------------------------
Other income (expenses):
  Interest income                                                                       2,303            1,842             2,719
  Interest expense                                                                         --           (4,582)           (7,373)
  Dividends on company-obligated mandatorily redeemable
     convertible securities of a subsidiary trust (Note 9)                                 --               --            (3,160)
  Net gains on sales of property and equipment                                          1,192            3,137                71
  Equity in partnership and joint venture earnings (Note 7)                               641            4,163             5,086
----------------------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes                                                       21,068           32,412            44,224
Income tax expense (Note 12):
  Current                                                                               6,647           11,842            15,491
  Deferred                                                                                585              365             2,123
----------------------------------------------------------------------------------------------------------------------------------
     Total income taxes                                                                 7,232           12,207            17,614
----------------------------------------------------------------------------------------------------------------------------------
     Net earnings                                                                   $  13,836        $  20,205         $  26,610
==================================================================================================================================
Basic earnings per common share (Note 10)                                           $    0.54        $    0.78         $    0.96
Diluted earnings per common share (Note 10)                                         $    0.53        $    0.77         $    0.94

See accompanying notes to consolidated financial statements.

                 Consolidated Statements of Shareholders' Equity

Amounts in thousands, except per share data

                                                                                  Foreign                  Deferred
                                                                    Additional   Currency                Compensation
                                             Number of    Common      Paid-In   Translation  Retained    on Restricted
                                              Shares       Stock      Capital    Adjustment  Earnings        Stock         Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995                 23,058       $ 231     $  8,069      $  51     $ 33,009       $   --      $   41,360
  Net earnings                                    --          --           --         --       13,836           --          13,836
  Issuance of common stock net
    of offering costs                          2,798          28       19,986         --           --           --          20,014
  Issuance under restricted
    stock plan                                   272           3        2,582         --           --         (705)          1,880
  Common stock dividends
    $.05 per share                                --          --           --         --       (1,396)          --          (1,396)
  Exercise of stock options and
    related tax benefits                          88          --        1,023         --           --           --           1,023
  Amortization of deferred
    compensation                                  --          --           --         --           --           68              68
  Foreign currency translation
    adjustment                                    --          --           --          8           --           --               8
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996                 26,216       $ 262     $ 31,660      $  59     $ 45,449       $ (637)     $   76,793
----------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                    --          --           --         --       20,205           --          20,205
  Issuance under restricted
    stock plan                                    --          --           46         --           --           --              46
  Common stock dividends
    $.06 per share                                --          --           --         --       (1,532)          --          (1,532)
  Exercise of stock options and
    related tax benefits                          88           1        1,137         --           --           --           1,138
  Amortization of deferred
    compensation                                  --          --           --         --           --           67              67
  Foreign currency translation
    adjustment                                    --          --           --        134           --           --             134
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997                 26,304       $ 263     $ 32,843      $ 193     $ 64,122       $ (570)     $   96,851
==================================================================================================================================
  Net earnings                                    --          --           --         --       26,610           --          26,610
  Issuance of common stock
    for acquisitions                           1,006          10       42,528         --           --           --          42,538
  Issuance of common stock net
    of offering and issuance costs             2,138          21       89,074         --           --           --          89,095
  Issuance under restricted
    stock plan                                     3          --          129         --           --           --             129
  Issuance under Employee Stock
   Ownership Plan                                 67           1          926         --           --           --             927
  Common stock dividends
    $.06 per share                                --          --           --         --       (1,921)          --          (1,921)
  Exercise of stock options and
    related tax benefits                          52           1        1,240         --           --           --           1,241
  Amortization of deferred
    compensation                                  --          --           --         --           --           68              68
  Foreign currency translation
    adjustment                                    --          --           --        166           --           --             166
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998                 29,570       $ 296     $166,740      $ 359     $ 88,811       $ (502)       $255,704
==================================================================================================================================

See accompanying notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows

Amounts in thousands

                                                                                                   Year Ended September 30,
                                                                                           1996             1997             1998
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                                         $ 13,836         $ 20,205         $  26,610
   Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation                                                                          2,500            4,049             5,430
     Amortization of goodwill and non-compete agreements                                      --              920             7,140
     Amortization of contract and lease rights, straight-line rent,
        deferred financing fees and other                                                    920            1,530             2,713
     Equity in partnership and joint venture earnings                                       (641)          (4,163)           (5,086)
     Distributions from partnerships and joint ventures                                    1,023            2,920             4,314
     Net gains on sales of property and equipment                                         (1,192)          (3,137)              (71)
     Deferred income taxes                                                                   585              365             2,123
     Changes in operating assets and liabilities, excluding effects of acquisitions:
          Management accounts receivable                                                  (2,211)          (2,117)             (538)
          Notes and accounts receivable -- other                                           5,179           (1,820)             (467)
          Prepaid expenses                                                                  (749)          (3,266)           (6,753)
          Prepaid and refundable income taxes                                                 --             (533)              888
          Other assets                                                                    (3,277)           1,429               908
          Accounts payable, accrued expenses,
             and deferred compensation                                                       730            5,867             9,887
          Management accounts payable                                                      2,156              (68)            6,017
          Income taxes payable                                                              (872)             178            (2,970)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 17,987           22,359            50,145
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Proceeds from sales of property and equipment                                           1,467           12,529               596
   Purchase of property, equipment, and leasehold improvements                           (16,684)          (6,261)          (25,593)
   Investments in notes receivable, net                                                   (2,283)            (345)               --
   Purchase of assets held for resale                                                         --          (45,962)               --
   Proceeds from sale of assets held for resale                                               --           45,962                --
   Purchase of contract rights                                                              (300)             (45)               (4)
   Investments in and advances to partnerships, joint ventures
      and unconsolidated subsidiaries                                                     (1,562)         (47,715)             (224)
   Acquisitions of companies, net of cash acquired                                            --          (49,963)         (213,612)
   Proceeds from maturities and calls of investments                                         151              330               374
   Purchase of investments                                                                  (388)            (601)             (707)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                    (19,599)         (92,071)         (239,170)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Dividends paid                                                                         (1,046)          (1,488)           (1,871)
   Net borrowings under revolving credit agreement, net of issuance costs                     --           70,352           (24,360)
   Proceeds from issuance of company-obligated mandatorily redeemable
       securities, net of issuance costs                                                      --               --           106,477
   Proceeds from issuance of notes payable, net of issuance costs                             --               --            99,700
   Principal repayments on notes payable                                                      --          (19,096)         (102,903)
   Distribution of debt proceeds from partnerships and joint ventures                         --               --            30,285
   Proceeds from issuance of common stock and exercise of stock options, net              21,037            1,184            91,392
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                 19,991           50,952           198,720
-----------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation                                                                   8              134               166
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      18,387          (18,626)            9,861
Cash and cash equivalents at beginning of period                                          10,218           28,605             9,979
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                              $ 28,605         $  9,979         $  19,840
-----------------------------------------------------------------------------------------------------------------------------------
Non-cash transactions:
    Exchange of properties, net of cash                                                 $  2,644         $     --         $      --
    Note receivable on property sale                                                    $     --         $ 10,225         $      --
    Issuance of stock in acquisitions                                                   $     --         $     --         $  42,538
    Issuance of restricted stock                                                        $  1,880         $     --         $     130
-----------------------------------------------------------------------------------------------------------------------------------
Effects of acquisitions:
    Estimated fair value of assets acquired                                                              $ 72,950         $  93,281
    Purchase price in excess of the net assets acquired (goodwill)                                         32,713           231,134
    Estimated fair values of liabilities assumed                                                          (49,144)          (61,793)
    Common stock issued                                                                                        --           (42,538)
-----------------------------------------------------------------------------------------------------------------------------------
    Cash paid                                                                                            $ 56,519         $ 220,084
    Less cash acquired                                                                                     (6,556)           (6,472)
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash paid for acquisitions                                                                       $ 49,963         $ 213,612
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

(a) Organization
Central Parking Corporation ("CPC") is a United States company chartered in the State of Tennessee. The consolidated financial statements include accounts of Central Parking Corporation and its subsidiaries (the "Company" or "Central Parking") including Central Parking System, Inc. ("CPS") and its wholly-owned U.S. subsidiaries; Kinney System Holdings, Inc. and its wholly owned subsidiaries; Central Parking System of the United Kingdom, Ltd. and its wholly-owned subsidiary ("CPS-UK"); and Central Parking System Realty, Inc. and its wholly-owned subsidiaries ("Realty"). Central Parking Finance Trust was established during the year ended September 30, 1998. All significant inter-company transactions have been eliminated.

The Company provides parking consulting services and manages parking facilities throughout the world, principally in the United States and United Kingdom. The Company manages and operates owned or leased parking facilities, manages and operates parking facilities owned or leased by third parties, and provides financial and other advisory services to clients.

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

Total managed, leased and owned parking revenues, representing gross revenues processed by the Company, including the revenues of facilities managed by the Company for other parties, was $457 million, $583 million, and $846 million for the years ended September 30, 1996, 1997 and 1998, respectively.

Management accounts payable reflected on the accompanying consolidated balance sheets is reflected net of cash of $5,348,000 and $6,510,000 at September 30, 1997 and 1998, respectively. Such cash balances belong to the owners of the various managed facilities, but they are held by the Company and are used to pay expenses of the managed facilities and ultimately to settle the balance due to the owners of the managed facilities.

(c) Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, in banks, and short-term, highly liquid investments which include investments with original maturities of three months or less.

(d) Investments
Investment securities consist of debt obligations of states and political subdivisions and are classified into one of three categories, as follows: (i) held-to-maturity debt securities, (ii) trading securities, and (iii) securities available-for-sale. Classification of a debt security as held-to-maturity is based on the Company's positive intent and ability to hold such security to maturity. Such securities are stated at amortized cost adjusted for amortization of premiums and accretion of discounts, unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of such security is written down to fair value and the amount of the write-down is reflected in earnings. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading account securities, which are valued at fair value with the unrealized gains and losses included in earnings. Securities classified as available-for-sale are reported at fair value with the unrealized gains and losses excluded from earnings and reported, net of tax, in shareholders' equity. At September 30, 1997 and 1998, all of the Company's investment securities were classified as held-to-maturity.

(e) Property, Equipment, and Leasehold Improvements
Property, equipment, computer software, computer hardware, and leasehold improvements are recorded at cost. Depreciation is provided principally on a straight-line basis over a period of five to ten years for furniture, fixtures, and equipment, over three years for computer software, over five years for computer hardware, over the remaining lives of the corresponding leases for leasehold improvements, and over thirty years for buildings. Accelerated depreciation is used for income tax purposes.

(f) Investment in Partnerships and Joint Ventures
 Investment in general and limited partnerships and joint ventures are accounted for using the equity method of accounting. The Company has a number of joint ventures to operate and develop parking garages through either corporate joint ventures, general partnerships, limited liability companies, or limited partnerships. The financial results of the Company's joint ventures are accounted for under the equity method and are included in equity in partnership and joint venture earnings in the accompanying consolidated statements of earnings.

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

(h) Goodwill
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, ranging from 5 - 30 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(i) Other assets
Other assets is comprised of a combination of the cash surrender value of key man life insurance policies, security deposits, key money deposits with clients, deferred issuance costs related to the sale of Preferred Securities discussed in
Note 9, deferred debt issuance costs related to the Company's credit facilities, and non-compete agreements. Key money represents deposits and prepayments tendered to clients at the inception of long-term relationships, and is amortized over the life of the applicable lease. Non-compete agreements are amortized over the life of the agreement, or economic useful life whichever is shorter. Deferred issuance costs related to the Preferred Securities are amortized over the 30 year life of the underlying subordinated debentures. Deferred debt issuance costs are amortized over the life of the related debt.

(j) Lease Transactions and Related Balances
The Company accounts for operating lease obligations on a straight-line basis. Contingent or percentage payments are recognized when operations indicate such amounts will be payable. Lease obligations paid in advance are included in prepaid rent and other expenses. The difference between actual lease payments and straight-line lease expenses over the lease term is included in accrued expense or deferred rent, as appropriate.

In connection with its acquisitions, the Company revalued certain leases to estimated fair market value at the time of the respective acquisition. Favorable operating leases of entities acquired represent the present value of the excess of the current market rental over the contractual lease payments. Unfavorable operating leases of entities acquired represent the present value of the excess of the contractual lease payments over the current market rental. Such write-ups and write-downs are amortized on a straight-line basis over the remaining life of the underlying lease, or 30 years, whichever is shorter. Favorable and unfavorable lease rights are reflected on the accompanying consolidated balance sheets in contract and lease rights and other liabilities, respectively.

(k) Impairment of Long-Lived Assets
The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on October 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company periodically reviews the carrying value of long-lived assets, including goodwill, contract and lease rights, and non-compete agreements, to determine if the net book values of such assets continue to be recoverable over the remainder of the original estimated useful life. In performing this review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the estimated diminution of value. Since the assets involved are held and used in the operations of the Company, consideration is also given to actions or remediations the Company might take in order to achieve the original estimates of cash flows. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

(l) Income Taxes
The Company files a consolidated federal income tax return. The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Work opportunity tax credits are accounted for by the flow-through method, which recognizes the credits as reductions of income tax expense in the year utilized. The Company does not provide for federal income taxes on the accumulated earnings considered permanently reinvested in foreign subsidiaries.

(m) Preopening Expenses
The direct and incremental costs of hiring and training personnel associated with the opening of new parking facilities and the associated internal development costs are expensed as incurred.

(n) Per Share and Share Data
Effective October 1, 1997, the Company adopted the provisions of the Financial Accounting Standards Board Statement No. 128, ("SFAS No. 128"), "Earnings Per Share." Statement 128 replaced the previously reported primary and fully diluted earning per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share for all periods presented have been calculated in accordance with SFAS No. 128. All share and earnings per share data included herein have been adjusted for a recapitalization of shares in October 1995, the three-for-two stock split completed in March 1996 and the three-for-two stock split completed in December 1997.

(o) Foreign Currency Translation
The financial position and results of operations of the Company's foreign subsidiaries and equity method joint ventures are measured using local currency as the functional currency. Translation adjustments arising from the differences in exchange rates from period to period are included in the currency translation adjustment in shareholders' equity.

(p) Fair Value of Financial Instruments
The Company discloses the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate the value. Fair value disclosures exclude certain financial instruments such as trade receivables and payables when carrying values approximate the fair value. Fair value disclosures are not required for employee benefit obligations, lease contracts, and all non-financial instruments such as land, buildings and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of September 30, 1998. Book value approximates fair value for substantially all of the Company's assets and liabilities that fall under the fair value disclosure requirements.

(q) Stock Option Plan
The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board opinion No. 25 ("APB No. 25") Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

(r) Business Concentration
Approximately 34% of the Company's total parking spaces managed, owned or leased at September 30, 1998 and approximately 67% of total Company revenues for the year then ended were attributable to parking and management contract operations geographically located in the Northeastern and Mid-Atlantic areas of the United States.

(s) Risk Management
The Company is self insured up to certain maximum losses for liability, health and workers' compensation claims. The accompanying consolidated balance sheets reflect the estimated losses related to such risks.

(t) Use of Estimates
Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(u) New Accounting Pronouncements
In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". This pronouncement is effective for fiscal years beginning after December 15, 1997 and requires the reporting of comprehensive income within the financial statements. The Company will adopt SFAS 130 in fiscal 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of the Company's consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 131 in fiscal 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of the Company's consolidated financial statements.

In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS Nos. 87, 88, and 106. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 132 in fiscal 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of Central Parking's consolidated financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which supercedes SFAS Nos. 80, 105, and 119. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is evaluating the impact Central Parking's consolidated financial statements.

(v) Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

(2) ACQUISITIONS

The Company's acquisitions over the last two years, all of which were accounted for under the purchase method of accounting, are as follows:

     Civic Parking LLC. On December 31, 1996, the Company purchased for cash, Civic Parking LLC ("Civic"), which owns four parking garages in St. Louis:
     Kiener East, Kiener West, Stadium East and Stadium West. The four garages had previously been operated by Central Parking under management agreements. The purchase price was approximately $91.0 million, which was financed through working capital and $67.2 million of borrowings under the Company's credit facilities. Of the $91.0 million, $46.0 million was held for resale to a joint venture partner and $45.0 was recorded as an investment in joint ventures. The transaction was accounted for using the purchase method. The estimated fair value of the garages at the date of the acquisition approximated the purchase price and, accordingly, management has allocated the purchase price to the land and buildings acquired.

     On April 16, 1997 the Company consummated the sale of 50% of Civic to its joint venture partner, an affiliate of Equity Capital Holdings, LLC, for $46.0 million in cash. No gain or loss was recognized on the sale of the 50% interest. The Company accounts for the remaining interest in Civic under the equity method. Such results are included in the accompanying consolidated financial statements from December 31, 1996. Central Parking continues to operate these garages pursuant to a lease and operating agreement with Civic.

     Square Industries, Inc. On January 18, 1997, Central Parking completed a cash tender to acquire all of the outstanding shares of Square Industries, Inc. ("Square") for $54.8 million, including transaction fees and other related expenses. In addition, Central Parking assumed $23.2 million of existing Square debt. As of September 30, 1997, the Company refinanced $18.9 million of the debt assumed from Square through a draw on the Company's credit facilities.

     Square operated facilities primarily in the northeast. The Square acquisition was accounted for using the purchase method and, accordingly, the results of operations of Square have been included in the Company's consolidated financial statements from January 18, 1997. The purchase price has been allocated to Square's assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired of $29.3 million is being amortized on a straight-line basis over 25 years.

     Car Park Corporation. On May 29, 1997, the Company acquired for cash certain assets and leases of Car Park Corporation ("Car Park") for $3.5 million; consisting of parking facilities in the San Francisco metropolitan area. The acquisition was accounted for as a purchase, and, accordingly, the results of operations of Car Park have been included in the Company's consolidated financial statements from the date of acquisition. The excess of purchase price over the fair value of the net assets acquired of $3.3 million is being amortized on a straight-line basis over 25 years.

     Diplomat Parking Corporation. On October 1, 1997, Central Parking acquired the stock and certain assets of Diplomat Parking Corporation ("Diplomat") for approximately $22.2 million in cash and notes payable. Diplomat operated parking facilities located primarily in Washington, D.C. and Baltimore, Maryland. The acquisition was accounted for as a purchase, and accordingly, the results of operations of Diplomat have been included in the Company's consolidated financial statements from the date of acquisition. The excess of purchase price over the fair value of the net assets acquired of $20.7 million is being amortized on a straightline basis over 25 years.

     Kinney System Holding Corp. On February 12, 1998, Central Parking acquired Kinney System Holding Corp ("Kinney"), a privately held company headquartered in New York City. In addition to facilities in New York City, Kinney increased Central

     Parking's presence in a number of other major metropolitan areas such as Boston, Philadelphia and Washington, D.C. and broadened the Company's geographic coverage in the following nine states: Connecticut, Florida, Kentucky, Maryland, Massachusetts, New Hampshire, New York, Pennsylvania, and Virginia.

     Consideration for the Kinney acquisition was approximately $208.8 million, including $171.8 million in cash, including transaction fees and related expenses, and $37.0 million (882,422 shares) in Central Parking common stock. In connection with this transaction, Central Parking assumed $10.3 million in capital leases, refinanced $24.2 million in existing Kinney debt and assumed $4.6 million of Kinney debt.

     The Kinney acquisition was accounted for using the purchase method, and accordingly, the results of operations of Kinney have been included in the Company's consolidated financial statements from February 12, 1998. The excess of purchase price over the fair value of the net assets acquired of $197.6 million is being amortized on a straight-line basis over 30 years.

     In connection with the Kinney acquisition, the remaining 50% interest in Spectrum Parking Associates ("Spectrum") was acquired for $3.6 million. The acquisition was accounted for as a purchase and the results of operations are included from February 13, 1998. The excess of purchase price over the fair value of net assets acquired of $2.2 million is being amortized on a straight-line basis over 18 years.

     Central Parking System of Louisiana, Inc. Central Parking has historically owned 50% of Central Parking System of Louisiana, Inc ("CPS-Louisiana") and on March 30, 1998 purchased the remaining 50% from Property Service Corporation for $2.5 million in Central Parking common stock (52,631 shares). The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to CPS-Louisiana's assets and liabilities. The excess of purchase price over fair value of net assets acquired of $2.5 million is being amortized on a straight-line basis over 5 years.

     Turner Parking System, Inc. On April 1, 1998, Central Parking purchased substantially all of the assets of Turner Parking System, Inc.("Turner"), a privately-held parking company headquartered in Dallas, Texas, for $3.8 million, including $3.0 million in cash and $800,000 (16,842 shares) in Central Parking common stock. Turner operated parking facilities in Texas, Florida, California, Georgia and Washington, D.C. The results of operations are included in the Company's consolidated financial statements from April 1, 1998. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to Turner's assets and liabilities. The excess of purchase price over fair value of net assets acquired of $3.7 million is being amortized on a straight-line basis over 10 years.

     Sterling Parking, Inc. On July 1, 1998, Central Parking purchased substantially all of the assets of Sterling Parking, Inc. ("Sterling"), a privately-held parking company headquartered in Atlanta, Georgia for $4.3 million, including $2.1 million in cash, including transaction fees and other related expenses, and $2.2 million (54,358 shares) in Central Parking common stock. Sterling operated parking facilities in Georgia, Florida, Virginia, California, and Kentucky. The results of operations are included in the Company's consolidated financial statements from July 1, 1998. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to Sterling's assets and liabilities. The excess of purchase price over fair value of net assets acquired of $4.5 million is being amortized on a straight-line basis over 10 years.

The following unaudited pro forma condensed results of operations give effect to the acquisition of Square, Civic Parking, Car Park, Diplomat, Kinney, CPS-Louisiana, Turner and Sterling as if such transactions had occurred at the beginning of each period presented (in thousands except for earnings per share):

                                                                                         Twelve Months Ended September 30,
                                                                                               1997               1998
                                                                                          -----------        -----------
Total revenues                                                                            $   403,657        $   435,898
Earnings before income taxes                                                                   17,045             39,938
Net earnings                                                                                    7,637             22,926
Basic earnings per share                                                                  $      0.28        $      0.81
Basic weighted average common shares outstanding                                               26,943             28,216
Diluted earnings per share                                                                $      0.28        $      0.80
Diluted weighted average common shares outstanding                                             27,282             28,685

The foregoing unaudited proforma amounts are based upon certain assumptions and estimates, including, but not limited to, the recognition of interest expense on debt incurred to finance the acquisitions and amortization of goodwill over 5 to 30 years. The unaudited proforma amounts do not necessarily represent results which would have occurred if the acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations. The pro forma results of operations for the year ended September 30, 1997 and 1998 do not reflect certain operational and financial combination benefits which, in management' opinion, are the direct result of the Square and Kinney acquisitions. Such estimated amounts total $1.2 million for Square and $5.6 million for Kinney for the year ended September 30, 1997 and $2.1 million for Kinney for the year ended September 30, 1998. Had such amounts been reflected in the pro forma results of operations for the years ended September 30, 1997 and 1998, respectively, the pro forma net earnings would have been $11.5 million and $24.1 million. Pro forma basic earnings per common share would have been $0.43 and $0.85, respectively, and pro forma diluted earnings per common share would have been $0.42 and $0.84, for the years ended September 30, 1997 and 1998, respectively.

(3) NOTES RECEIVABLE

The Company sold a parking garage in July 1997. As part of the sale, the Company received $3 million in cash and a note for $10.2 million secured by a mortgage. The note is a balloon note, with principal due in full on or before July 7, 2000. The note requires quarterly interest payments at 8.25%. The Company recognized a gain of $3.1 million on this sale, which is included in net gains on sales of property and equipment in the accompanying consolidated statement of earnings.

In connection with the Kinney acquisition, the Company acquired a note receivable from the City of New York (the "City") related to two parking garages which were built on behalf of the City. The Company also has a long-term management agreement to operate the parking garages. Amounts advanced for the construction of the garages were recorded as a note receivable and are being repaid by the City in monthly installments of $156,000 including interest at 8.0% through December 2007. In connection with the purchase, the note receivable was recorded at estimated fair value. At September 30, 1998, the carrying value of the note was $12.3 million.

The remainder of notes receivable consist of miscellaneous amounts at both September 30, 1997 and 1998.

(4) INVESTMENTS

The amortized cost, gross unrealized gains, gross unrealized losses, and approximate fair values for such securities are presented as follows (in thousands):

                                                             September 30,
                                                          1997          1998
------------------------------------------------------------------------------
Amortized cost                                        $  4,754        $  5,087
Unrealized gains                                           213             276
Unrealized losses                                            5               8
------------------------------------------------------------------------------
   Fair value                                         $  4,962        $  5,355
------------------------------------------------------------------------------

The amortized cost and approximate fair value of debt securities at September 30, 1998 by average estimated maturity are shown below (in thousands):

                                                     Amortized Cost  Fair Value
------------------------------------------------------------------------------
Due in one year or less                               $    614        $    663
Due after one year through five years                    1,372           1,419
Due after five years through ten years                   1,803           1,909
Due after ten years                                      1,298           1,364
------------------------------------------------------------------------------
        Total securities                              $  5,087        $  5,355
------------------------------------------------------------------------------

(5) PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

A summary of property, equipment, and leasehold improvements and related accumulated depreciation and amortization is as follows (in thousands):

                                                            September 30,
                                                         1997           1998
------------------------------------------------------------------------------
Leasehold improvements                                $ 10,537        $ 15,005
Buildings                                               13,573          17,114
Garage and other operating equipment                    10,805          19,734
Furniture and fixtures                                   3,519           3,657
Capital leases                                              --           3,027
Aircraft                                                 3,955           4,250
------------------------------------------------------------------------------
                                                      $ 42,389        $ 62,787
Less accumulated depreciation and amortization          15,722          19,394
------------------------------------------------------------------------------
                                                        26,667          43,393
Land                                                    52,390          74,783
------------------------------------------------------------------------------
Property, equipment and
  leasehold improvements, net                         $ 79,057        $118,176
------------------------------------------------------------------------------

(6) INTANGIBLE AND OTHER ASSETS

(a) Contract and Lease Rights

The Company and its subsidiaries manage certain parking facilities which are owned, leased or managed by an unrelated parking services company. Pursuant to these arrangements, the Company made an initial payment and guarantees additional annual payments through the term of the respective agreement. Such additional payments are included in the future minimum payments discussed (Note
11). Such additional payments may increase in the event parking revenues exceed certain thresholds over the term of the agreement. In the event of a location termination, the guaranteed additional annual payments referred to above are to be reduced on a predetermined basis.

Contract and lease rights and accumulated amortization are as follows (in thousands):

                                                                         September 30,
                                                                    1997                1998
---------------------------------------------------------------------------------------------
Contract rights                                                   $ 9,026             $ 8,984
Lease rights                                                           --              14,284
Less accumulated amortization                                       4,005               5,495
---------------------------------------------------------------------------------------------
Contract and lease rights, net                                    $ 5,021            $ 17,773
---------------------------------------------------------------------------------------------

(b) Goodwill

Goodwill at September 30, 1997 and 1998 consists of (in thousands):

                                                                         September 30,
                                                                      1997             1998
---------------------------------------------------------------------------------------------
Excess of purchase price over net assets acquired                 $32,713           $ 262,705
Less accumulated amortization                                         850               7,708
---------------------------------------------------------------------------------------------
Goodwill, net                                                     $31,863           $ 254,997
---------------------------------------------------------------------------------------------

(c) Other assets

Included in other assets are unamortized balances related to non-competition agreements of $875,000 at September 30, 1997 and $1.8 million at September 30, 1998.

(7) INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES

The following tables reflect the financial position and results of operations for the partnerships and joint ventures as of September 30, 1997 and 1998, and for the three years ended September 30, 1998 (in thousands):

                                                Investment in and
                                               Accumulated Losses                  Advances to
                                              In Partnerships and               Partnerships and
                                                 Joint Ventures                  Joint Ventures
                                             1997             1998            1997           1998
----------------------------------------------------------------------------------------------------
Civic Parking, LLC                        $ 45,421         $ 14,907         $     --        $     --
Commerce Street Joint Venture                 (868)            (872)             743             721
Larimer Square Parking Associates            1,015            1,007            2,394           2,212
12 West 48th Street, LLC                        --            8,585               --              --
Lodo Parking Garage                          1,270            1,230               --              --
Arizona Stadium Parking Garage LLC           1,500            1,505               --              --
CPS Mexico                                     472              976            2,103           2,313
Other                                        1,919            4,760              337              --
----------------------------------------------------------------------------------------------------
                                          $ 50,729         $ 32,098         $  5,577        $  5,246
----------------------------------------------------------------------------------------------------

                                                         Equity in
                                                     Partnerships and                      Joint Venture
                                                  Joint Ventures Earnings                       Debt
                                            1996            1997           1998          1997           1998
--------------------------------------------------------------------------------------------------------------
Civic Parking, LLC                        $    --         $ 2,877        $ 2,383        $    --        $59,709
Commerce Street Joint Venture                 400             504            602          7,606          7,346
Larimer Square Parking Associates              22              59            103          3,554          3,334
12 West 48th Street, LLC                       --              --            548             --             --
Lodo Parking Garage                            77             126            145             --             --
Arizona Stadium Parking Garage LLC             --              --            230          1,800          1,976
CPS Mexico                                    153             514            505             --             --
Other                                         (11)             83            570          4,524          4,481
--------------------------------------------------------------------------------------------------------------
                                          $   641         $ 4,163        $ 5,086        $17,484        $76,846
--------------------------------------------------------------------------------------------------------------

 (a)  Civic Parking, LLC
         As explained in Note 2, the Company acquired its 50% joint venture ownership in Civic Parking during the fiscal year ended September 30, 1997. The Company's results of operations include 50% of Civic Parking's net earnings from January 1, 1997 to September 30, 1997, and the net earnings from October 1, 1997 to September 30, 1998. The four parking garages are located in St. Louis, Missouri and contain retail spaces.

         In March 1998, Civic obtained financing with a financial institution for $60 million. Civic distributed the loan proceeds to its shareholders, and as a result, Central Parking received net proceeds of $30.3 million from this transaction, which reduced the Company's carrying value of its investment in partnerships and joint ventures. Unaudited summary information for Civic Parking is as follows (in thousands):


                                                September 30,
                                          1997                 1998
--------------------------------------------------------------------
 Financial position:
   Land, property and equipment, net    $90,925              $89,124
   Cash                                   1,669                1,662
   Other assets                             175                  108
   Liabilities                             (768)             (60,932)
--------------------------------------------------------------------
Net assets                              $92,001              $29,962
--------------------------------------------------------------------

                                       January 1,           Year ended
                                     to September 30,      September 30,
                                          1997                 1998
------------------------------------------------------------------------
Results of operations:
   Revenue                              $ 7,668              $ 9,241
   Cost of operations                     2,458                4,649
--------------------------------------------------------------------
Net earnings                            $ 5,210              $ 4,592
Distributions to Central Parking        $ 3,680              $32,910
--------------------------------------------------------------------

(b) Commerce Street Joint Venture
         Realty has a 50% interest in a joint venture that owns a parking complex in Nashville, Tennessee. The complex consists of the original parking garage and retail space (the "Original Facility") and an addition to the parking garage (the "Addition") constructed several years after the completion of the Original Facility.

         The joint venture financed the Original Facility with industrial development bonds in the original principal amount of $8,600,000 (the "Series A Bonds") issued by The Industrial Development Board of the Metropolitan Government of Nashville and Davidson County (the "Metro IDB"). The Metro IDB holds title to the Original Facility, which it leases to the joint venture under a lease expiring in 2016. The lease of the Original Facility obligates the venture to make lease payments corresponding to principal and interest payable on Series A Bonds and provides the venture with an option to purchase the Original Facility at any time by paying the amount due under the Series A Bonds and making a nominal purchase payment to the Metro IDB. The joint venture refinanced the Series A Bonds in 1994 to achieve more favorable interest rate terms. The outstanding principal amount of Series A Bonds is reflected in the above table at September 30, 1997 and 1998.

         Also included in investments in and advances to partnerships and joint ventures are the Series B Bonds purchased in April 1994 relating to the Commerce Street Joint Venture in the amounts of $760,000 and $743,000 at September 30, 1997 and 1998, respectively. The Bonds require monthly interest and principal payments at the index rate (prime) plus 250 basis points (11% at September 30, 1998) through 2009. The minimum interest rate is 9.5% and the maximum interest rate is 12%. The Bonds are secured by a mortgage on the project which is subordinate to the industrial development bonds. The remainder of the Series B Bonds are owned by the other joint venture partner.

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

(d) 12 West 48th Street, LLC
         In connection with the Kinney acquisition, the Company acquired a 40% interest in a limited liability company which owns and operates a garage and two adjacent buildings in New York City. Kinney's carrying value of $4.4 million was adjusted to reflect the estimated fair value of the partnership's underlying net assets by $3.8 million.

(e) Lodo Parking Garage, LLC
         In March 1995, the Company acquired a 50% interest in a joint venture which holds a parking complex in Denver, Colorado. The Company invested $1.4 million in the joint venture and manages the parking facility for the joint venture.

(f) Arizona Stadium Parking Garage, LLC
         The Company owns a 50% interest in a joint venture which constructed the Arizona Diamondback Stadium Parking Garage. The Company operates this parking facility for the joint venture.

(g) CPS Mexico, Inc.
         The Company holds 50% interest in a Mexican joint venture which manages and leases various parking structures in Mexico. The Company also has advanced $2.1 and $2.3 million at September 30, 1997 and 1998, respectively, to the affiliate. These loans bear interest between 10% and 15% and require principal payments over various terms through 2001.

(8) LONG TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt includes an unsecured credit facility ("Credit Facility") which expires February 11, 2003. The Credit Facility originally provided for an aggregate availability of up to $300 million, consisting of a five-year $200 million revolving credit facility, including a sub-limit of $25 million for standby letters of credit, and a $100 million term loan. The Credit Facility bore interest until June 30, 1998 at a rate of LIBOR plus 1.25%. On June 30, 1998 the interest rate on the Credit Facility and the commitment fee on the unused portion reverted to a grid pricing based upon the achievement of various financial ratios. The Credit Facility contains certain covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness, and limit the amount of dividends payable. On March 18, 1998, the Company completed offerings of equity and convertible trust issued preferred securities, from which the Company obtained $195.6 million in net proceeds. The Company repaid and terminated the $100 million term loan with proceeds from these offerings. The amount outstanding under the Company's Credit Facility as of September 30, 1998 is $48.2 million, with an interest rate of 6.5% (LIBOR plus 75 basis points). The weighted average interest rate was 6.88% for the period the Credit Facility was outstanding. At September 30, 1998, the Company had $147.1 million available on the Credit Facility. The amount available is adjusted to reflect letters of credit outstanding of $4.8 million. In addition, certain contractual obligations are collateralized by irrevocable letters of credit in the amount of $3.5 million at September 30, 1998.

The Company's previous credit facility, which was unsecured, was scheduled to expire January 31, 2000. Credit available under the prior facility amounted to $120 million. As of September 30, 1997 the Company had $70.8 million outstanding, and $48.0 million available for borrowing, under the credit facility. The average interest rate for the period during which the Company had debt outstanding, beginning December 31, 1996, was 7.1% and the interest rate at September 30, 1997 was 6.7%. Commitment fees for the unused portion of the credit facility approximated 0.25% of the unused balance.

In addition to the Credit Facility, the Company also has several notes payable outstanding totaling $4.9 million, which are secured by related real estate and equipment and bear interest at rates ranging from 6.1% to 10.0%. These balances mature from dates in 1998 to 2006. Future maturities under notes payable are as follows (in thousands):

                        Year ended
                       September 30,
---------------------------------------------------------------------------
                           1999                                   $     667
                           2000                                         660
                           2001                                         649
                           2002                                         597
                           2003                                      48,632
                           thereafter                                 1,801
---------------------------------------------------------------------------
                                                                  $  53,006
---------------------------------------------------------------------------

In connection with the Kinney acquisition, the Company assumed an agreement whereby a parking structure and the corresponding land upon which it sits are leased under a long-term arrangement. The parking structure is accounted for as a capital lease, and the underlying land is accounted for as an operating lease. The original agreement called for lease payments over a twenty-year term at a 17.4% interest rate. In connection with purchase accounting, the carrying value of the related obligation was recorded at fair value. The carrying amount of the capital lease obligation at September 30, 1998 was $9.2 million, bearing interest at a rate of 8.0% per annum and requiring monthly payments of approximately $167,000 per month. The operating lease requires a payment of approximately $183,000 per month. The lease agreements run through December 2003.

The future minimum lease payments under these capital lease obligations include the following are as follows (in thousands):

      Year ended
     September 30,
----------------------------------------------------------------------------------------------------------------------------------
         1999                                                                                              $  4,670
         2000                                                                                                 4,628
         2001                                                                                                 4,687
         2002                                                                                                 4,504
         2003                                                                                                 4,482
         Thereafter                                                                                           1,125
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             24,096

         Less interest portion at rates ranging from 6.1% to 10%                                            (14,173)
         Less current portion                                                                                (1,558)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           $  8,365
----------------------------------------------------------------------------------------------------------------------------------

(9) CONVERTIBLE TRUST ISSUED PREFERRED SECURITIES OFFERINGS

On March 18, 1998, the Company created Central Parking Finance Trust ("Trust") which completed a private placement of 4,400,000 shares at $25.00 per share of 5.25% convertible trust issued preferred securities ("Preferred Securities") pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Preferred Securities represent preferred undivided beneficial interests in the assets of Central Parking Finance Trust, a statutory business trust formed under the laws of the State of Delaware. The Company owns all of the common securities of the Trust. The Trust exists for the sole purpose of issuing the Preferred Securities and investing the proceeds thereof in an equivalent amount of 5.25% Convertible Subordinated Debentures ("Convertible Debentures") of the Company due 2028. The net proceeds to the Company from the Preferred Securities private placement were $106.5 million. Each Preferred Security is entitled to receive cumulative cash distributions at an annual rate of 5.25% (or $1.312 per share) and will be convertible at the option of the holder thereof into shares of Company common stock at a conversion rate of
0.4545 shares of Company common stock for each Preferred Security (equivalent to $55.00 per share of Company common stock), subject to adjustment in certain circumstances. The Preferred Securities do not have a stated maturity date but are subject to mandatory redemption upon the repayment of the Convertible Debentures at their stated maturity (April 1, 2028) or upon acceleration or earlier repayment of the Convertible Debentures.

The Company's consolidated balance sheets reflect the Preferred Securities of the Trust as company-obligated mandatorily redeemable convertible securities of subsidiary holding solely parent debentures.

(10) SHAREHOLDERS' EQUITY

(a) Recapitalization

As of September 29, 1995, the Board of Directors and shareholders of the Company approved a plan of recapitalization which was effective immediately prior to the effectiveness of the Company's initial public offering of common stock on October 10, 1995. Under the plan of recapitalization, the Company authorized the issue of 1,000,000 shares of preferred stock and 30,000,000 shares of common stock. At the February 28,1997 Annual Meeting, shareholders approved an increase in the authorized common stock to 50,000,000 shares. The Class A Preferred, nonvoting common and voting common shares issued and outstanding as of the effective date of the plan of recapitalization, were canceled and exchanged for common stock (split adjusted) as follows:

                                                                                                   Number of             Number of
                                                                                                   Canceled                Shares
Class                                                                                               Shares                 Issued
----------------------------------------------------------------------------------------------------------------------------------
A-1 Preferred                                                                                        3,100                  65,200
A-2 Preferred                                                                                        5,200                 125,775
A-3 Preferred                                                                                        5,000                 121,764
A-4 Preferred                                                                                        2,650                  62,316
Nonvoting Common                                                                                 1,040,223              11,449,463
Voting Common                                                                                      850,500              11,233,482
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1,906,673              23,058,000
==================================================================================================================================

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

(c) Secondary stock offering

On March 13, 1998, the Company completed a secondary public offering of common stock in which 2,137,500 shares were sold which generated net proceeds to the Company of $89.1 million.

(d) Stock Splits

On November 21, 1997 the Company's Board of Directors approved a three-for-two stock split which was effected on December 12, 1997. On March 19, 1996 the Company effected a three-for-two stock split. All share and per share amounts have been adjusted to reflect both stock splits.

(e) Earnings Per Share

Effective October 1, 1997, the Company adopted the provisions of SFAS No. 128. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share for all periods presented have been calculated and presented in accordance with SFAS No.
128.

The following tables set forth the computation of basic and diluted earnings per share:

                                    Year Ended                           Year Ended                             Year Ended
                                September 30, 1996                   September 30, 1997                     September 30, 1998
                        Income       Common                  Income       Common                    Income       Common
                       Available     Shares    Per-share   Available      Shares      Per-share   Available       Shares   Per-share
                       ($000's)      (000's)    Amount      (000's)       (000's)      Amount      (000's)        (000's)    Amount
------------------------------------------------------------------------------------------------------------------------------------

Basic earnings
  per share             $13,836     25,762      $ 0.54      $20,205       25,991       $ 0.78      $26,610       27,857     $ 0.96

Stock option plan            --        112          --           --          120           --           --          244      (0.01)

Restricted stock plan        --        127       (0.01)          --          172        (0.01)          --          172      (0.01)

Deferred stock unit plan     --         --          --           --           --           --           --            9         --

Employee stock
  purchase plan              --         41          --           --           47           --           --           44         --

------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings
  per share             $13,836     26,042      $ 0.53      $20,205       26,330       $ 0.77      $26,610       28,326     $ 0.94
------------------------------------------------------------------------------------------------------------------------------------


Weighted average common shares used for the computation of basic earnings per share excludes certain common shares issued pursuant to the Company's restricted stock plan because under the related deferred compensation agreement the officer forfeits such shares if he voluntarily terminates his employment with the Company (see note 13). The effect of the conversion of the company-obligated mandatorily redeemable securities of the subsidiary trust has not been included in the diluted earnings per share calculation since such securities were anti-dilutive. At September 30, 1998, such securities were convertible into 2,000,000 shares of common stock.

(11) OPERATING LEASE COMMITMENTS

The Company and its subsidiaries conduct a portion of their operations on leased premises under operating leases expiring at various dates through 2101. Lease agreements provide for minimum payments and contingent payments based upon a percentage of revenue or a combination of both. Certain locations additionally require the Company and its subsidiaries to pay real estate taxes and other occupancy expenses.

Future minimum rental commitments under operating leases are as follows (in thousands):

   Year Ended
  September 30,
----------------------------------------------------------------------------------------------------------------------------------
      1999                                                                                                            $ 124,369
      2000                                                                                                              106,764
      2001                                                                                                               95,784
      2002                                                                                                               83,530
      2003                                                                                                               74,530
Thereafter                                                                                                              396,226
----------------------------------------------------------------------------------------------------------------------------------
         Total future operating lease commitments                                                                     $ 881,203
==================================================================================================================================

Included in the future minimum rental commitments under operating leases are aggregate payments of $74.9 million resulting from commitments incurred under the agreement described in Note 6(a).

Rental expense for all operating leases was as follows (in thousands):

                                                                                                    Year Ended September 30,
                                                                                                1996          1997          1998
----------------------------------------------------------------------------------------------------------------------------------
Rentals:
  Minimum                                                                                     $ 38,882     $ 66,177      $ 132,582
  Contingent                                                                                    19,330       23,952         40,092
----------------------------------------------------------------------------------------------------------------------------------
    Total rentals                                                                             $ 58,212     $ 90,129      $ 172,674
==================================================================================================================================


(12) INCOME TAXES

 Income tax expense consists of the following (in thousands):

                                                                                                    Year Ended September 30,
                                                                                                1996          1997         1998
----------------------------------------------------------------------------------------------------------------------------------
Current:
 Federal and state                                                                             $5,585        $9,940      $13,116
 Jobs credit, net of federal tax benefit                                                           --           (98)        (247)
----------------------------------------------------------------------------------------------------------------------------------
       Net federal current tax expense                                                          5,585         9,842       12,869
  State                                                                                           639         1,312        1,684
  Non-U.S                                                                                         423           688          938
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                6,647        11,842       15,491
Deferred:
  Federal and state                                                                               585           378        2,123
  Non-U.S.                                                                                         --           (13)          --
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  585           365        2,123
----------------------------------------------------------------------------------------------------------------------------------
Total income tax expense from earnings                                                         $7,232       $12,207      $17,614
----------------------------------------------------------------------------------------------------------------------------------


Total income taxes are allocated as follows (in thousands):

                                                                                                        Year Ended September 30,
                                                                                                      1996        1997       1998
----------------------------------------------------------------------------------------------------------------------------------
Income tax expense from continuing operations                                                        $7,232     $12,207    $17,614
Acquisition related expenses for tax purposes in excess of amounts
  recognized for financial reporting purposes                                                            --      (1,423)    (1,467)
Shareholders' equity, for compensation expense for tax
  purposes in excess of amounts recognized for financial
  reporting purposes                                                                                   (310)       (213)      (568)
----------------------------------------------------------------------------------------------------------------------------------
Total income taxes                                                                                   $6,922     $10,571    $15,579
==================================================================================================================================

Provision has not been made for U.S. or additional foreign taxes on approximately $2,863,000, $2,878,000 and $3,578,000 at September 30, 1996, 1997,
and 1998, respectively, of undistributed earnings of foreign subsidiaries, as those earnings are intended to be permanently reinvested.

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to earnings before income taxes is summarized as follows (in thousands):

                                                                                     Year Ended September 30,
                                                                         1996                  1997                   1998
                                                                     $          %          $          %           $          %
----------------------------------------------------------------------------------------------------------------------------------
U.S. Federal statutory rate on earnings before income taxes      $ 7,164      34.0%   $ 11,344      35.0%     $15,478      35.0%
State and city income taxes, net of federal income tax benefit       422       2.0         853       2.6        1,095       2.5
Jobs credits, net of federal tax benefit                              --        --         (98)     (0.3)        (247)     (0.6)
Tax-exempt interest income                                          (312)     (1.5)        (88)     (0.3)        (100)     (0.2)
Nondeductible goodwill amortization                                   --        --         282       0.9        2,158       4.9
Other                                                                (42)     (0.2)        (86)     (0.2)        (770)     (1.8)
----------------------------------------------------------------------------------------------------------------------------------
Income tax expense                                               $ 7,232      34.3%   $ 12,207      37.7%     $17,614      39.8%
----------------------------------------------------------------------------------------------------------------------------------

Sources of deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                                                                  September 30,
                                                                                                               1997           1998
----------------------------------------------------------------------------------------------------------------------------------
 Deferred tax assets:
   Deferred compensation expense                                                                           $  1,620       $  1,936
   Accrued expenses and reserves                                                                                439             79
   Prepaid expenses                                                                                             197            333
   Charitable contribution of property                                                                        3,080          1,922
   Net operating loss carry forwards                                                                          1,151          2,569
   Capitalized leases                                                                                            --          2,570
   Tax credit carry forwards                                                                                     --            587
   Deferred and capitalized expenses                                                                            380          3,866
   Other                                                                                                        172            462
----------------------------------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                                                               7,039         14,324
Deferred tax liabilities:
   Deferred tax gain on sales of properties                                                                  (1,230)        (1,367)
   Deferred installment gain on sale of property                                                             (2,062)        (2,019)
   Timing differences in recognition of partnership earnings                                                   (482)          (702)
   Property, plant and equipment, due to differences in depreciation and
     purchase business combinations                                                                          (8,324)       (11,532)
   Other                                                                                                        (11)           (49)
----------------------------------------------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                                                        (12,109)       (15,669)
Valuation allowance on net operating loss carry forwards                                                       (890)          (272)
----------------------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                                               $ (5,960)      $ (1,617)
==================================================================================================================================

Net operating losses and contribution carry forwards expire between 2002 and 2013. Management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize deferred tax assets after giving consideration to the valuation allowance. The valuation allowance has been provided for loss carry forwards for which recoverability is not deemed to be more likely than not.


(13) EMPLOYEE BENEFIT PROGRAMS

(a) Stock Plans
In August 1995, the Board of Directors and shareholders approved a stock plan for key personnel, which included a stock option plan and a restricted stock plan. Under this plan, incentive stock options, as well as nonqualified options and other stock-based awards, may be granted to officers, employees and directors. A total of 1,417,500 common shares have been reserved for issuance under these two plans combined. Options representing 678,403 shares are outstanding under this plan at September 30, 1998. Options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. At September 30, 1998, 276,863 shares had been issued through the restricted stock plan. Expense related to the vesting of restricted stock is recognized by the Company over the vesting period.

In August 1995, the Board of Directors and shareholders also approved a stock plan for directors. This plan provides for the grant, upon each director's initial election, of options to purchase 11,250 shares to each non-employee director. In addition, each non-employee director who has served for a minimum of six months on the last day of each fiscal year will receive additional options to purchase 4,500 shares on that date. A total of 225,000 shares have been reserved for issuance under the plan. Options to purchase 135,500 shares are outstanding under this plan at September 30, 1998.

The following table summarizes the transactions pursuant to the Company's stock option plans for the last three fiscal years:

                                                                                              Number              Option Price
                                                                                             of Shares           Range Per Share
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1995                                                                  --                          --
        Granted                                                                               449,250            $ 8.00 to $21.67
        Exercised                                                                              89,175            $           8.00
        Canceled                                                                               40,650            $           8.00
---------------------------------------------------------------------------------------------------------------------------------
 Outstanding at September 30, 1996                                                            319,425            $ 8.00 to $21.67
---------------------------------------------------------------------------------------------------------------------------------
        Granted                                                                               281,975            $21.25 to $30.50
        Exercised                                                                              45,525            $           8.00
        Canceled                                                                               18,000            $          21.25
---------------------------------------------------------------------------------------------------------------------------------
 Outstanding at September 30, 1997                                                            537,875            $ 8.00 to $30.50
---------------------------------------------------------------------------------------------------------------------------------
        Granted                                                                               381,648            $32.54 to $51.06
        Exercised                                                                              52,370            $ 8.00 to $22.50
        Canceled                                                                               53,250            $21.25 to $43.44
---------------------------------------------------------------------------------------------------------------------------------
 Outstanding at September 30, 1998                                                            813,903            $ 8.00 to $51.06
---------------------------------------------------------------------------------------------------------------------------------

At September 30, 1998, options to purchase 412,083 shares were exercisable.

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

                                                                              Year Ended September 30,
                                                                          1996         1997          1998
                                                                         ----------------------------------

As reported:
     Net income (in thousands)                                           $13,836      $20,205       $26,610
     Basic earnings per share                                               0.54         0.78          0.96
     Diluted earnings per share                                             0.53         0.77          0.94

Pro Forma - SFAS 123
     Net income (in thousands)                                           $12,840      $19,238       $24,029
     Basic earnings per share                                               0.50         0.74          0.86
     Diluted earnings per share                                             0.49         0.73          0.84

The estimated weighted average fair value of the options granted were $3.60 for 1996 option grants, $11.90 for 1997 option grants and $11.57 for 1998 option grants using the Black-Scholes option pricing model with the following assumptions: dividend yield based on historic dividend rates at the date of grant, volatility of 35%, risk free interest based on the treasury bill rate of 10 year instruments at the date of grant, and an expected life of ten years for all grants.

The Company also has an Employee Stock Purchase Plan which began April 1, 1996, under which 450,000 shares of common stock have been reserved for issuance. The plan allows participants to contribute up to 10% of their normal pay (as defined in the Plan) to a custodial account for purchase of the Company's common stock. Participants may enroll or make changes to their enrollment annually, and they may withdraw from the plan at any time by giving the Company written notice. Employees purchase stock annually following the end of the plan year at a price per share equal to the lesser of 85% of the closing market price of the common stock on the first or the last trading day of the plan year. At September 30, 1998, 107,432 shares had been issued under this plan.

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

Employer expense associated with this plan was $971,000, $1,136,000 and $1,400,000 in years 1996, 1997, and 1998, respectively.

(c) Incentive Compensation Agreements

The Company has incentive compensation agreements with certain key employees. Participating employees receive an annual bonus based on profitability of the operations for which they are responsible. Incentive compensation expense is accrued during the year based upon management's estimate of amounts earned under the related agreements. Incentive compensation under all such agreements was approximately $4,371,000, $5,160,000, and $5,775,000 in years 1996, 1997 and
1998, respectively.

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

Compensation expense associated with these agreements was approximately $412,000, $88,000, and $330,000 in fiscal years 1996, 1997 and 1998, respectively.

(e) Deferred Unit Plan

On December 19, 1996, the Board of Directors approved the adoption of the Company's Deferred Stock Unit Plan. Under the plan, certain key employees have the opportunity to defer the receipt of certain portions of their cash compensation, instead receiving shares of common stock following certain periods of deferral. Approximately nine key employees will be eligible to participate in the plan. The plan is administered by a committee, appointed by the board of directors of the Company consisting of at least two non-employee "outside" directors of the Company.

The Company reserved 375,000 shares of common stock for issuance under the 1996 Deferred Stock Unit Plan. Participants may defer up to 50% of their salary. As of September 30, 1998 $490,207 of compensation has been deferred under this plan.

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

(14) RELATED PARTIES

The Company leases two properties from an entity 50% owned by the Company's chairman for $290,000 per year for a 10-year term and pays percentage rent to the entity. Total rent expense, including percentage rent, was $290,000, $354,000, and $442,000 in 1996, 1997 and 1998, respectively. The Company will receive 25% of the gain in the event of a sale of these properties during the term of the lease pursuant to the lease agreements. Management believes that such transactions have been on terms no less favorable to the Company than those that could have been obtained from unaffiliated persons.

(15) CONTINGENCIES

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

(16) SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments made for interest and income taxes were as follows (in thousands):

                                                                                                 Year Ended September 30,
                                                                                           1996           1997            1998
-------------------------------------------------------------------------------------------------------------------------------
Interest                                                                                 $   --         $ 4,368         $ 7,029
Income taxes                                                                             $7,209         $10,899         $15,829

(17) BUSINESS SEGMENTS

The Company's business activities consist of domestic and foreign operations. Foreign operations are conducted primarily in the United Kingdom, with segments in Canada and Malaysia. The Company also conducts business through joint ventures in Mexico, Germany, and Spain. Revenues attributable to foreign operations were less than 10% of consolidated revenues for each of fiscal years 1996, 1997 and 1998. Further, with the exception of the United Kingdom, there are no countries that account for 10% or greater of total foreign revenues. Therefore, the Company includes all foreign operations in a single reporting segment.

A summary of information about the Company's operations by segments is as follows (in thousands):

                                                                                                   Year Ended September 30,
                                                                                             1996            1997           1998
---------------------------------------------------------------------------------------------------------------------------------
Total revenues:
   Domestic                                                                              $ 128,631       $ 202,346      $ 360,209
   Foreign                                                                                  13,175          18,108         22,966
---------------------------------------------------------------------------------------------------------------------------------
   Consolidated                                                                          $ 141,806       $ 220,454      $ 383,175
=================================================================================================================================

Operating earnings:
   Domestic                                                                              $  15,873       $  25,967      $  43,983
   Foreign                                                                                   1,059           1,885          2,898
---------------------------------------------------------------------------------------------------------------------------------
   Consolidated                                                                          $  16,932       $  27,852      $  46,881
=================================================================================================================================

Earnings before income taxes:
  Domestic                                                                               $  19,748       $  30,065      $  40,562
  Foreign                                                                                    1,320           2,347          3,662
---------------------------------------------------------------------------------------------------------------------------------
  Consolidated                                                                           $  21,068       $  32,412      $  44,224
=================================================================================================================================

                                                                                                              September 30,
                                                                                                           1997           1998
---------------------------------------------------------------------------------------------------------------------------------
Identifiable assets:
  Domestic                                                                                               $ 227,471      $ 533,770
  Foreign                                                                                                    6,543         11,103
---------------------------------------------------------------------------------------------------------------------------------
Consolidated                                                                                             $ 234,014      $ 544,873
=================================================================================================================================


(18) MERGER AGREEMENT

On September 21, 1998, the Company entered into a definitive agreement pursuant to which the Company has agreed to merge with Allright Holdings, Inc. ("Allright"). Allright (dba Allright Parking) is headquartered in Houston and is one of the largest parking services companies in the United States with revenues of $217.4 million for the fiscal year ended June 30, 1998. The transaction, which is expected to be accounted for as a pooling-of-interests, is valued using a base purchase price of $564.4 million. The base purchase price of Allright will be adjusted for certain items such as assumed long-term indebtedness, certain expenses, asset acquisitions or dispositions, and material variations of amounts estimated or represented by Allright Management prior to the closing date. The equity purchase price of Allright is calculated in equivalent shares of Central Parking common stock, based on a fixed share price of $46.00 per share. Under terms of the agreement, Central Parking expects to issue approximately 7.6 million shares of common stock to the shareholders of Allright.

The merger remains subject to certain closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Act. The transaction is subject to approval by the shareholders of both Central Parking and Allright at separate meetings to be scheduled.