Form 10-K, Exhibit 13
period 1999-09-30
CENTRAL PARKING CORP
filed 1999-12-29
CIK 949298

                                                                      EXHIBIT 13


        CENTRAL PARKING CORPORATION SELECTED CONSOLIDATED FINANCIAL DATA

     On March 19, 1999, Central Parking completed a merger with Allright Holdings, Inc. ("Allright"). The transaction constituted a tax-free reorganization and has been accounted for as a pooling-of-interests under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations." Accordingly, Central Parking's consolidated financial statements have been restated to reflect the combined results of operations, financial position and cash flows of Central Parking and Allright as if Allright had been part of Central Parking since Allright's inception date of October 31, 1996. Prior to the consummation of the merger, Allright's fiscal year end was June 30. In recording the business combination, Allright's consolidated financial statements as of June 30, 1997 and for the eight months period then ended, and as of June 30, 1998 and for the year then ended, have been combined with Central Parking's consolidated financial statements for the fiscal years ended September 30, 1997 and 1998, respectively. There were no material transactions between Central Parking and Allright prior to the Merger. Certain reclassifications have been made to Allright's historical financial statements to conform to Central Parking's presentation.

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

                                                     YEAR ENDED SEPTEMBER                            1999 VS 1998
                                 --------------------------------------------------------------                          5 YEAR
                                                                                                                         GROWTH
                                     1995       1996         1997        1998           1999        INCREASE (DECREASE)   RATE
                                     ----       ----         ----        ----           ----        -------------------   ----
STATEMENT OF EARNINGS DATA:
Revenues:                                                                                                          %        %
Parking                          $  94,383  $ 109,272    $ 295,692   $ 534,573    $ 645,075     $ 110,502         20.7    61.7
Management contract                 30,630     32,534       43,245      65,826       91,386        25,560         38.8    31.4
Total revenues                     125,013    141,806      338,937     600,399      736,461       136,062         22.7    55.8
Costs and expenses before
   merger costs                    111,411    124,874      298,511     528,747      659,032       130,285         24.6    56.0
Merger costs                            --         --           --          --       40,970        40,970
Operating earnings                  13,602     16,932       40,426      71,652       36,459       (35,193)       -49.1    28.0
Percentage of total revenues
   (3)                                10.9%      11.9%        11.9%       11.9%         5.0%        -25.9%
Interest income (expense), net       1,462      2,303      (15,922)    (24,555)     (20,312)        4,243         17.3
Dividends on company-obligated
   mandatorily redeemable
   convertible securities of a
   subsidiary trust                     --         --           --      (3,247)      (5,926)       (2,679)       -82.5
Net gains (losses) on sales and
   divestitures of property and
   equipment                            81      1,192        3,118        (639)       4,222         4,861
Equity in partnership and
   joint venture earnings              362        641        4,238       5,246        5,233           (13)        -0.2
Minority Interest                       --         --         (163)     (1,939)      (2,612)         (673)        34.7
Earnings before income tax          15,507     21,068       31,697      46,518       17,064       (29,454)       -63.3    28.0
Income taxes                         5,563      7,232       13,011      20,373       12,380        (7,993)       -39.2    22.0
Income tax percentage of
   earnings before income tax         35.9       34.3R        41.0R       43.8R        72.6R
Net earnings                         9,944     13,836       17,654      26,145        3,682       (22,463)       -85.9   -21.8
Percentage of total revenues
   (3)                                 8.0        9.8          5.2         4.4          0.5R

PER SHARE DATA:
Net earnings before
   extraordinary item - basic    $     0.43   $   0.54   $     0.62  $     0.72   $     0.13    $    (0.59)      -81.9
Net earnings before
   extraordinary item - diluted  $     0.43   $   0.53   $     0.61  $     0.72   $     0.13    $    (0.59)      -81.9
Basic weighted average common
   shares                            23,058     25,762       30,070      34,618       36,349         1,731         5.0
Diluted weighted average
   common shares                     23,058     26,042       30,512      35,312       37,056         1,744         4.9
Dividends per common share(3)    $      --    $   0.05   $     0.05  $     0.05   $     0.06R           --          --
Net book value per common
   share outstanding at Sept
   30 (3)                        $     1.79   $   2.93   $     5.28  $     9.36   $     9.44    $     0.01         0.1
Merger cost per diluted common
   share                         $       --   $     --   $       --  $       --   $     0.81    $     0.81

                                                                 SEPTEMBER 30,
                                            -------------------------------------------------------
                                                                                                            1999  VS 1998
                                              1995       1996        1997        1998        1999       INCREASE   (DECREASE)
                                            --------  ----------  ----------  ----------  ----------  -----------------------
         BALANCE SHEET DATA (2):                                                                                       %
         Cash and cash equivalents         $ 10,218   $  28,605   $  17,308    $  39,495  $   53,669  $   14,174       35.9
         Working capital                      2,676      19,707     (17,520)     (30,897)    (30,659)        238        0.8
         Goodwill, net                           --          --      65,428      288,170     277,800     (10,370)      -3.6
         Total assets                        70,440     107,212     598,693      954,022   1,064,577     110,555       11.6
         Long-term debt and capital
           lease obligations, less
           current portion                       --          --      73,725      283,319     337,481      54,162       19.1
         Company-obligated mandatorily
           redeemable convertible
           securities of subsidiary
           holding solely parent
           debentures                            --          --          --      110,000     110,000          --         --
         Shareholders' equity                41,360      76,793     173,114      341,914     347,119       5,205        1.5


                                                         YEAR ENDED SEPTEMBER 30,
                                        -----------------------------------------------------------
                                                                                                            1999 VS 1998
                                            1995        1996         1997        1998         1999      INCREASE   (DECREASE)
                                            ----        ----         ----        ----         ----      ---------------------

       OTHER DATA:                                                                                                     %
       Depreciation and amortization      $ 2,882     $ 3,420      $13,547     $28,674    $  43,131   $  14,457        50.7
       Employees (2) (3)                    6,000       6,600       14,300      17,450       16,700        (750)       -4.3
       Number of shareholders (2) (3)       3,000       5,500        7,000       8,100       10,325       2,225        27.5
       Market capitalization in
           millions (1) (2) (3)               N/A     $   568      $ 1,000     $ 1,840    $   1,075
       Return on equity (3) (4)              27.2%       23.4%        14.1%       10.2%         1.1%

(1) Reflects the recapitalization, initial and subsequent public offering of shares, and subsequent stock splits of the Company described in Note 10 to the Company's 1999 Consolidated Financial Statements.

(2) Reflects information as of September 30 of the respective fiscal year, rounded to the nearest thousand, except ratio data.

(3)      Unaudited information.

(4) Reflects return on equity calculated using fiscal year net earnings divided by average shareholders' equity for the fiscal year.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
               FOR YEARS ENDING SEPTEMBER 30, 1997, 1998, AND 1999

    Allright Merger

    On March 19, 1999, Central Parking completed a merger with Allright Holdings, Inc. ("Allright"). The transaction constituted a tax-free reorganization and has been accounted for as a pooling-of-interests under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations." Accordingly, prior period financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Allright as if it had been part of Central Parking from the date of Allright's inception, October 31, 1996. Refer to notes 1 and 2 to the accompanying consolidated financial statements.

    As a result of the aforementioned Allright merger, the Company significantly expanded its operations by obtaining approximately 2,300 locations and adding $272.5 million in revenues for fiscal year 1999. The highlights of the Allright merger are as follows:

-        Added 2,300 locations

- Revenues, which are included in the restated revenues of the Company were $272.5 million for 1999

- Added new market presence in 25 cities and expanded market presence in approximately 70 cities.

- Assumed debt of Allright of approximately $260 million including costs of the transaction

- Issued 7.0 million shares of common stock and 0.5 million options and warrants to purchase common stock

    During the year, the Company recorded merger costs, pre-tax, of approximately $41.0 million, which resulted in reducing after tax earnings by $30.0 million or $0.81 per share.

    The following discussion of the results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

    OVERVIEW

    The Company operates parking facilities under three types of arrangements: leases, fee ownership, and management contracts. The Company's strategy is to grow both internally from adding locations and increasing same location revenues and adding properties through acquisitions.

    Parking revenues consist of revenues from leased and owned facilities. Cost of parking relates to both leased and owned facilities and includes rent, payroll and related benefits, depreciation (if applicable), maintenance, insurance, and general operating expenses. Parking revenues in fiscal 1999 increased to $645.1 million from $534.6 million in fiscal 1998, an increase of $110.5 million, or 20.7%. Of the $110.5 million increase, $53.4 million, or 48.3% of the increase, resulted from the acquisition of Kinney System Holding Corp ("Kinney"), Turner Parking ("Turner"), and Sterling Parking ("Sterling") leased and owned locations.

    Although the Company experienced a net decline in the number of leased and owned locations in 1999 of 112, (233 added leased and owned locations offset by 345 lost locations), the Company generally added larger locations with the potential to generate higher revenues and profits than the locations that were lost. The net reduction in locations is primarily a result of the merger with Allright. Of the locations lost, 22 properties were divested as a result of an agreement entered into with the Antitrust Division of the U.S. Department of Justice and 180 lost locations resulted from the Allright merger and 43 locations were closed because they were not profitable.

    Parking revenues from owned properties amounted to $40.9 million, $62.1 million, and $70.5 million for the years ended September 30, 1997, 1998 and 1999, respectively. Owned properties parking revenues, as a percentage of all parking revenues, amounted to 13.8% in 1997, 11.6% in 1998, and 10.9% in 1999. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities but provides maximum control over the operation of the parking facility and the greatest profit potential. As the owner, all changes in owned facility revenue and expense flow directly to the Company. Additionally, the Company has the potential to realize benefits of appreciation in the value of the underlying real estate if the property is sold for owned facilities. Central Parking assumes complete responsibility for all aspects of the property, including all structural, mechanical, or electrical maintenance or repairs and property taxes.

    Parking revenues from leased facilities amounted to $254.8 million, $472.5 million, and $574.6 million for the years ended September 30, 1997, 1998, and 1999 respectively. Leased properties parking revenues, as a percentage of parking revenues, accounted for 86.2% in 1997, 88.4% in 1998, and 89.1% in 1999. Leases generally provide for a contractually established payment to the facility owner, which is either a fixed annual amount, a percentage of gross revenues, or a combination thereof. As a result, Central Parking's revenues and profits in its lease arrangements are dependent upon the performance of the facility. Leased facilities require a longer commitment and a larger capital investment by Central Parking than managed facilities but generally provide a more stable source of revenue and a greater opportunity for long-term revenue growth. Under its leases, the Company is typically responsible for all facets of the parking operations, except for structural, mechanical, or electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with renewal options.

    Management contract revenues include revenues from managed facilities. In fiscal year 1999, management contract revenues increased 38.8% to $91.4 million, primarily as a result of the addition of 543 managed facilities acquired in 1998 from the transactions with National Garages, Inc. ("National"), Kinney, Turner, and Sterling, and from the net addition of 159 additional management locations. Management contract revenues amounted to $43.2 million, $65.8 million, and $91.4 million for the years ended September 30, 1997, 1998, and 1999, respectively. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of management contracts includes insurance premiums and claims and other indirect overhead. The Company's responsibilities under a management contract as a facility manager include hiring, training, and staffing parking personnel, and providing collections, accounting, record keeping, insurance, and facility marketing services. In general, Central Parking is not responsible under its management contracts for structural, mechanical, or electrical maintenance or repairs, or for providing security or guard services or for paying property taxes. The typical management contract is for a term of one to three years and generally is renewable for successive one-year terms, but is cancelable by the property owner on short notice. The Company's renewal rates for each of the past five fiscal years were in excess of 90%.

                                                                FISCAL YEARS ENDED SEPTEMBER 30,
       HISTORICAL FINANCIAL SUMMARY ($ MILLIONS)   1995         1996          1997         1998         1999
-------------------------------------------------------------------------------------------------------------------
Parking revenues                                    94.4        109.3         295.7        534.6        645.1
   % Growth over prior year                         13.9%        15.8%        170.6%        80.8%        20.7%
Management contract revenues                        30.6         32.5          43.2         65.8         91.4
   % Growth over prior year                          7.7%         6.2%         32.9%        52.2%        38.8%
Total revenues                                     125.0        141.8         338.9        600.4        736.5
   % Growth over prior year                         12.3%        13.4%        139.0%        77.1%        22.7%
Cost of parking and management contracts            95.7        107.5         259.8        456.7        568.9
   % of total revenues                              76.6%        75.8%         76.7%        76.1%        77.2%
General and administrative expenses
  excluding merger costs                            15.7          17.4         37.0         63.7         77.3
   % of total revenues                              12.6%        12.3%         10.9%        10.6%        10.5%
Goodwill and non-compete amortization               --           --             1.7          8.3         11.6
   % of total revenues                              --           --             0.5%         1.4%         1.6%
Depreciation and amortization -
   excluding goodwill                                2.9          3.4          11.9         20.4         31.5
Merger costs                                        --           --            --           --           41.0
   % of total revenue                               --           --            --           --            5.6%
Operating earnings                                  13.6         16.9          40.4         71.7         36.5
   % of total revenues                              10.9%        11.9%         11.9%        11.9%         5.0%
Interest income (expense), net                       1.5          2.3         (15.9)       (24.6)       (20.3)
Dividends on company-obligated mandatorily
   redeemable securities of subsidiary trust
   holding solely parent debentures                               --           --           (3.2)        (5.9)
Equity in partnerships & joint venture earnings      0.4          0.6           4.2          5.2          5.2
Net gains (losses) on sales of
   property & equipment                              --           1.2           3.1         (0.6)         4.0
Net earnings before extraordinary items              9.9         13.8          18.7         26.1          4.7
    % of total revenues                              8.0%         9.8%          5.5%         4.4%         0.6


    The Company's clients have the option of obtaining insurance on their own or having Central Parking provide insurance as part of the services provided under the management contract. Because of its size and claims experience, the Company purchases such insurance at prices that, management believes, represent a discount to the prices that would be charged to parking facility owners on a stand-alone basis. Accordingly, Central Parking historically has generated profits on the insurance provided under its management contracts.

    As of September 30, 1999, Central Parking operated 2,096 parking facilities through management contracts, leased 2,455 parking facilities, and owned 259 parking facilities, either independently or in joint venture with third parties. The following table sets forth certain information regarding the number of managed, leased, or owned facilities as of the specified dates:

                                                                          SEPTEMBER 30,
                                                            1997              1998             1999
                                                     ------------------------------------------------
                           Managed                           1,241             1,937          2,096
                           Leased                            2,024             2,565          2,455
                           Owned                               237               261            259
                                                     -------------     -------------    -----------
                           Total                             3,502             4,763          4,810
                                                     =============     =============    ===========

A summary of the facilities operated domestically and internationally by Central Parking as of September 30, 1999 is as follows:

                                                                                         PERCENT
                                       MANAGED    LEASED        OWNED         TOTAL     OF TOTAL       SPACES
         -----------------------------------------------------------------------------------------------------
         Total U.S. and Puerto Rico     1,845      2,293           257       4,395        91.4%      1,455,662
                                        ----------------------------------------------------------------------
         United Kingdom                   164         60            --         224         4.7%         70,096
         Mexico (1)                        48         39            --          87         1.8%         44,796
         Germany (1)                       --         12            --          12         0.2%          6,494
         Canada                            35         44             2          81         1.6%         49,239
         Ireland                                       4                         4         0.1%            500
         Spain (1)                         --          3            --           3         0.1%          1,693
         Malaysia                           1         --            --           1         0.0%          5,400
         Chile                              3         --            --           3         0.1%          1,276
                                        ----------------------------------------------------------------------
         Total foreign                    251        162             2         415         8.6%        179,494
                                        ----------------------------------------------------------------------
         Total facilities               2,096      2,455           259       4,810       100.0%      1,635,156
                                        ======================================================================

(1) Operated through 50% owned joint ventures

The table below sets forth certain information regarding the Company's managed, leased and owned facilities in the periods indicated.

                                                                          SEPTEMBER 30,
                                                            1997              1998             1999
                                                     ------------------------------------------------
                  Managed Facilities (1):
                     Beginning of year                        770             1,241             1,937
                   ----------------------------------------------------------------------------------
                     Acquired or merged during year  (2)      392               543                18
                     Added during year                        218               294               354
                     Deleted during year (3)(4)              (139)             (141)             (213)
                  ------------------------------------------------------------------------------------
                     End of year                            1,241             1,937             2,096
                  -----------------------------------------------------------------------------------
                     Renewal Rate                            90.6%             93.2%             91.6%

                  Leased Facilities (1):
                     Beginning of year                        552             2,024             2,565
                  -----------------------------------------------------------------------------------
                     Acquired or merged during year(2)      1,394               380                 1
                     Added during year (4)                    260               368               225
                     Deleted during year (5)                 (182)             (207)             (336)
                  ------------------------------------------------------------------------------------
                     End of year                            2,024             2,565             2,455
                  -----------------------------------------------------------------------------------


                  Owned Facilities (1)(6):
                     Beginning of year                         37               237               261
                  -----------------------------------------------------------------------------------
                     Acquired or merged during
                       year(2)(3)                             198                11                 -
                     Purchased during year                     12                20                 7
                     Sold during year                         (10)               (7)               (9)
                  ------------------------------------------------------------------------------------
                     End of year                              237               261               259
                  -----------------------------------------------------------------------------------


                  Total facilities (end of year)            3,502             4,763             4,810
                  -----------------------------------------------------------------------------------
                  Percentage net growth including
                    acquisitions in number of facilities:
                     Managed                                 61.2%             56.1%              8.2%
                     Leased                                 266.7%             26.7%             (4.3%)
                     Owned                                  540.5%             10.1%             (3.3%)
                                                      -----------        ----------          ---------
                     Total facilities                       157.7%             36.0%              1.0%
                                                      ===========        ==========          =========

(1) Includes 48 managed, 54 leased and 16 owned properties operated under joint venture agreements at September 30, 1999. (2) Includes Allright merged locations of 254 managed, 1,273 leased and 178 owned in the fiscal 1997 acquisitions. (3) Fiscal 1997 includes four facilities that were previously managed and subsequently purchased. (4) Includes Central Parking's lease in fiscal 1997, 1998 and 1999 of one facility, 11 facilities, and two facilities, respectively, that were previously managed. (5) Excluded from the renewal rate calculation in the above table at September 30, 1997 are six managed on-street locations and two leased on-street locations which are reflected as current year deletions. Excluded in 1999 are 17 management accounts which were transfered to lease location (6) Includes the Company's corporate headquarters in Nashville, Tennessee.

    The renewal rate calculation is 100% minus lost locations divided by the sum of the beginning of the year, acquired and added during the year for management locations.

     Net gains/(losses) derived from sales and divestiture of property and equipment were $3.1 million, $(639) thousand, and $4.2 million for fiscal 1997, 1998, and 1999, respectively.

     MERGER WITH ALLRIGHT

     On March 19, 1999, Central Parking completed a merger with Allright Holdings, Inc. ("Allright"), pursuant to which, approximately 7.0 million shares of Central Parking stock, and approximately 0.5 million options and warrants to purchase such common stock of Central Parking were exchanged for all of the outstanding shares of common stock and options and warrants to purchase common stock of Allright. Each outstanding share of Allright common stock and each outstanding option or warrant to purchase such common stock was exchanged for
87.637 shares of Central Parking common stock. The transaction constituted a tax-free reorganization and has been accounted for as a pooling-of-interests under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations." Accordingly, prior period financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Allright as if it had been part of Central Parking from the date of Allright's inception, October 31, 1996. Refer to notes 1 and 2 to the accompanying consolidated financial statements.

     RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, information derived from the Company's consolidated financial statements expressed as a percentage of total revenues.

                                                                          SEPTEMBER 30,
                                                              1997              1998             1999
         ----------------------------------------------------------------------------------------------
         Parking revenues                                      87.2%             89.0%            87.6%
         Management contract revenues                          12.8              11.0             12.4
         ----------------------------------------------------------------------------------------------
           Total revenues                                     100.0             100.0            100.0
         Cost of parking and management contracts              76.7              76.1             77.2
         General and administrative expenses
           excluding merger costs and impairment loss          10.9              10.6             10.5
         Goodwill and non-compete amortization                  0.5               1.4              1.6
         Impairment loss                                       --                --                0.2
         Merger costs                                          --                --                5.5
         ----------------------------------------------------------------------------------------------
           Operating earnings                                  11.9              11.9              5.0
         Interest income (expense), net                        (4.8)             (4.1)            (2.7)
         Dividends on company-obligated mandatorily
           redeemable securities of subsidiary
           trust holding solely parent debentures              --                (0.5)            (0.8)
         Net gains on sales and divestiture of property
           and equipment                                        0.9              (0.1)             0.5
         Minority interest and divestitures                    --                (0.3)             (0.4)
         Equity in partnership and joint venture earnings       1.3               0.9              0.7
         -----------------------------------------------------------------------------------------------
           Earnings before income taxes                         9.3               7.8              2.3
         Income taxes                                           3.8               3.4              1.7
         -----------------------------------------------------------------------------------------------
           Net earnings before extraordinary item               5.5%              4.4%             0.6%
         -----------------------------------------------------------------------------------------------


     YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO YEAR ENDED SEPTEMBER 30, 1998

     Parking revenues include revenue from leased and owned facilities. Parking revenues in fiscal 1999 increased to $645.1 million from $534.6 million in fiscal 1998, an increase of $110.5 million, or 20.7%. Of the $110.5 million increase, $53.4 million, or 48.3% of the increase, resulted from the following acquisitions of leased and owned locations: Kinney, $38.5 million; Turner, $1.3 million; Sterling, $2.1 million; and Allied Parking $11.5 million. The remaining increase of $57.1 million, or 10.7%, is from a combination of increased rates and higher utilization of parking spaces at existing facilities and 215 new locations being larger in revenue and size than the 336 lost locations.

     Management contract revenues in fiscal 1999 increased to $91.4 million from $65.8 million in fiscal 1998, an increase of $25.6 million, or 38.8%. Of the $25.6 million increase, $3.1 million, or 12.2%, resulted from the acquisitions of Kinney, $0.3 million; Turner, $0.1 million; Sterling, $0.2 million and National, $2.5 million. The remaining increase resulted primarily from the addition of 159 net new locations.

     Revenues from foreign operations increased to $34.2 million in 1999 from $33.9 million in 1997. The increase of 0.8% in revenues from foreign operations resulted primarily from increased revenues on existing locations.

     Cost of parking in fiscal 1999 increased to $541.2 million from $441.7 million in fiscal 1998, an increase of $99.5 million, or 22.5%. Rent expense increased $59.1 million, principally as a result of new locations from merger and acquisitions and additional rent on existing locations. Of the remaining $40.4 million increase in cost of parking, payroll expense accounted for $19.5 million. The payroll expense increase was attributable to a combination of acquisitions, new locations and increases in existing payroll. Cost of parking, as a percentage of parking revenues, decreased to 73.5% in fiscal 1999 from 73.6% in fiscal 1998. This decrease was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

     Cost of management contracts in fiscal 1999 increased to $27.7 million from $15.0 million in the comparable period in 1998, an increase of $12.7 million, or 84.9%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, increased to 30.4% in fiscal 1999 from 22.8% in fiscal 1998. The increase in the cost of management contracts as a percentage of management contract revenue is primarily a result of higher group insurance expense related to medical claims. The renewal rates for management contracts of 91.4% in 1998, and 93.2% in 1999, are generally consistent with the Company's five year average renewal rates.

     General and administrative expenses, excluding goodwill and non-compete amortization, increased to $77.3 million in 1999 from $63.7 million in fiscal 1998, an increase of $13.6 million, or 21.3%. This increase was primarily a result of an increase in payroll expense of $4.6 million associated with the additional general and administrative expenses of acquired and merged operations, as well as opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits. General and administrative expenses decreased as a percentage of total revenue to 10.5% in 1999 from 10.6% in 1998. This is a result of spreading of general and administrative expenses over a broader revenue base and eliminating some duplicative costs after merging with Allright.

     Amortization expense of goodwill and non-compete agreements increased significantly to $11.6 million in fiscal 1999 from $8.3 million in fiscal 1998, an increase of $3.3 million. This increase was a result of recording amortization expense for the entire year on $233.6 million in goodwill and non-compete assets recorded in connection with the acquisitions of National, Kinney, the remaining 50% of CPS-Louisiana, Turner, and Sterling. Goodwill and non-compete agreements are amortized over periods ranging from 5 to 30 years.

     The Company incurred merger costs related to the merger of Allright of approximately $41.0 million during the second, third, and fourth quarters of fiscal 1999. Included in these costs are approximately $20.7 million for professional fees, comprised of investment banking, legal, accounting, and consulting fees; $11.3 million related to employment agreements; $7 million related to the restructuring agreement with the limited partner of Edison Parking Management, L.P.; and the balance of $2.0 million in travel, supplies, printing, and other out of pocket costs. There were no merger related costs incurred in prior years.

     Interest income in fiscal 1999 increased to $6.6 million from $5.7 million in fiscal 1998. This increase of $0.9 million was primarily attributable to increased investment in notes receivable from $47.9 million at September 30, 1998 to $60.4 million at the end of fiscal 1999.

     Interest expense decreased to $27.0 million in 1999 compared to $30.2 million in 1998. The decrease in interest expense of $3.2 million was primarily attributable to the lower interest rates achieved by repaying the Allright indebtedness, which carried a higher rate, with the lower interest rate on the New Credit Facility described in Note 8 to the Company's Consolidated Financial Statements. The weighted average balance outstanding under such indebtedness was $334.3 million during 1999, at a weighted average interest rate of 8.1% compared to $310.5 million during 1998, at a weighted average interest rate of 9.7%.

     Dividends on Company-obligated mandatorily redeemable convertible securities of a subsidiary trust increased to $5.9 million in the fiscal year ended September 30, 1999 from $3.2 million in the prior year as a result of having the balance outstanding for the entire fiscal year 1999 compared to approximately 6 months of the prior year.

     Equity in partnership and joint venture earnings for fiscal 1999 remained constant at approximately $5.2 million in fiscal 1998 and 1999.

     The Company's effective income tax rate related to earnings before extraordinary items was 72.5% for fiscal 1999 compared to 43.8% for fiscal 1998. The rate increase was attributable to nondeductible merger related costs in the current year, increased nondeductible goodwill, amortization expenses primarily due to amortizing goodwill from Kinney for the entire year, and decreased earnings. (see Note 12 to the Company's Consolidated Financial Statements). The unusual 1999 effective tax rate of 72.5% caused primarily by merger costs, is not expected to continue in the future.

     YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997

     Parking revenues include revenue from leased and owned facilities. Parking revenues in fiscal 1998 increased to $534.6 million from $295.7 million in fiscal 1997, an increase of $238.9 million, or 80.8%. Of the $238.9 million increase, $102.6 million, or 42.9% of the increase, resulted from the following acquisitions of leased and owned locations: Diplomat, $19.6 million; Kinney, $81.7 million; Turner, $1.1 million; and Sterling, $0.2 million. With respect to the Kinney acquisition, Central Parking achieved lower than expected increases in revenues, particularly in the fourth quarter of fiscal 1998. Kinney was acquired on February 12, 1998 and its partial year parking revenues of $81.6 million represent 15.3% of total fiscal year parking revenues. The Company's operating results may be significantly impacted by the results derived from the Kinney acquired locations. The remaining increase of $136.3 million, or 57.1%, is from a combination of the addition of 174 net locations, increased rates and higher utilization of parking spaces at existing facilities.

     Management contract revenues in fiscal 1998 increased to $65.8 million from $43.2 million in fiscal 1997, an increase of $22.6 million, or 52.2%. Of the $22.6 million increase, $9.4 million, or 41.6%, resulted from the acquisitions of Diplomat, $2.1 million; Kinney, $4.9 million; Turner, $0.5 million; Sterling, $0.1 million and National, $1.8 million. The remaining increase resulted primarily from the addition of 153 net new locations.

     Revenues from foreign operations increased to $33.9 million in 1998 from $26.2 million in 1997. The increase of 29.4% in revenues from foreign operations resulted primarily from the net addition of 51 locations in the United Kingdom and increased revenues on existing locations.

     Cost of parking in fiscal 1998 increased to $441.7 million from $248.1 million in fiscal 1997, an increase of $193.6 million, or 78.1%. Rent expense increased $114.7 million, principally as a result of new locations from merger and acquisitions and additional rent on existing locations. Of the remaining $78.9 million increase in cost of parking, payroll expense accounted for $48.9 million. The payroll expense increase was attributable to a combination of acquisitions, new locations and increases in existing payroll. Cost of parking, as a percentage of parking revenues, decreased to 82.6% in fiscal 1998 from 83.9% in fiscal 1997. This decrease was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

     Cost of management contracts in fiscal 1998 increased to $15.0 million from $11.8 million in the comparable period in 1997, an increase of $3.2 million, or 27.2%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 22.8% in fiscal 1998 from 27.3% in fiscal 1997. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees from a combination of new and existing locations. The renewal rates for management contracts of 93.2% in 1998, and 91.6% in 1997, are generally consistent with the Company's five year average renewal rates.

     General and administrative expenses, excluding goodwill and non-compete amortization, increased to $63.7 million from $37.0 million in fiscal 1997, an increase of $26.7 million, or 72.2%. This increase was primarily a result of an increase in payroll expense of $12.2 million associated with the additional general and administrative expenses of acquired and merged operations, as well as opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits. General and administrative expenses decreased as a percentage of total revenue to 10.6% in 1998 from 10.9% in 1997. This is a result of spreading of general and administrative expenses over a broader revenue base.

     Amortization expense of goodwill and non-compete agreements increased significantly to $8.3 million in fiscal 1998 from $1.7 million in fiscal 1997, an increase of $6.6 million. This increase was a result of $233.6 million in goodwill and non-compete assets recorded in connection with the acquisitions of Diplomat, National, Kinney, the remaining 50% of CPS-Louisiana, Turner, and Sterling. Goodwill and non-compete agreements are amortized over periods ranging from 5 to 30 years.

     Interest income in fiscal 1998 increased to $5.7 million from $2.6 million in fiscal 1997. This increase of $3.1 million was primarily attributable to increased investment in notes receivable and interest income associated with restructuring activities as a result of the merger with Allright.

     Interest expense increased to $30.2 million in 1998 compared to $18.5 million in 1997. The increase in interest expense of $11.7 million was primarily attributable to the increase in indebtedness under the Company's credit facilities. The weighted average balance outstanding under such credit facilities was $310.5 million during 1998, at a weighted average interest rate of 9.7%.

     Dividends on Company-obligated mandatorily redeemable convertible securities to a Subsidiary trust amounted to $3.2 million in fiscal 1998. There were no manditorily redeemable convertible securities outstanding in 1997.

     Equity in partnership and joint venture earnings for fiscal 1998 increased to $5.2 million from $4.2 million in fiscal 1997. The increase of $1.0 million resulted primarily from increases in domestic partnerships and joint ventures of $692,000, due largely to partnership interests acquired in connection with Kinney, and an increase in equity in joint venture earnings of the German joint venture of $296,000 over balances in the prior year.

     The Company's effective income tax rate related to earnings before extraordinary items was 43.8% for fiscal 1998 compared to 41.0% for fiscal 1997. The rate increase was attributable to the increase in the Company's addition of nondeductible goodwill amortization and the increase in the effective state income tax rate (see Note 12 to the Company's Consolidated Financial Statements).

     QUARTERLY RESULTS

     The Company experiences fluctuations in its quarterly net earnings as a result of merger costs incurred in the second, third and fourth quarters of fiscal 1999 and recognition of intermittent gains on sales and divestitures of properties. The Company restated its second fiscal quarter ended March 31, 1999 to record a pre-tax merger cost of $7 million. Additionally, the Company has and may continue to experience fluctuations in revenues and related expenses due to acquisitions, pre-opening costs, travel and transportation patterns affected by weather and calendar related events, and local and national economic conditions. The Company's increased concentration of parking facilities in the northeastern and mid-atlantic part of the United States, primarily a result of the Edison Parking Management, L.P. ("Edison"), Kinney, Square and Diplomat acquisitions, has increased the risk of weather related fluctuations such as severe winter snow storms. Additionally, the Company services the parking for a number of sports stadiums and arenas and can be impacted by the relative degree of success of various sports teams. The following table sets forth certain quarterly statements of earnings data for the eight fiscal quarters preceding the end of the fiscal year and the percentage of net revenues represented by the line items presented (except in the case of per share amounts). The quarterly statements were impacted by the acquisition of Diplomat (October 1997), National (December
1997), Kinney (February 1998), CPS -Louisiana (March 1998), Turner (April 1998), Sterling (July 1998) and net gains on sales of property and equipment of $2.9 million in the quarter ended March 31, 1999. The quarterly statement of earnings data set forth below was derived from unaudited financial statements of the Company and includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation thereof. The per share numbers have been restated to reflect the three for two stock splits (see Note 10 to the Company's Consolidated Financial Statements).

Amounts in thousands, except per share data

                                                               1998 FISCAL YEAR
                                    DECEMBER 31,          MARCH 31,           JUNE 30,           SEPTEMBER 30,
                                 -------------------------------------------------------------------------------
Total revenues                   $ 121,255   100.0%  $ 142,800  100.0%   $ 165,596  100.0%     $ 170,748  100.0%
Operating earnings                  14,599    12.0      17,510   12.3       19,654   11.9         19,889   11.6
Net gains on sales and
   divestitures of property
   & equipment                         (38)   --          (654)  -0.5          (17)  --               70   --
Earnings before Income taxes         9,667     8.0       9,787    6.9       13,113    7.9         13,950    8.2
Net earnings                     $   5,515     4.5%  $   6,034    4.2%   $   7,751    4.7%     $   6,844    4.0%
Earnings per share - basic       $     0.17          $    0.18           $   0.21              $   0.19
Earnings per share - diluted     $     0.17          $    0.18           $   0.21              $   0.19

                                                               1999 FISCAL YEAR
                                    DECEMBER 31,          MARCH 31,           JUNE 30,           SEPTEMBER 30,
                                 -------------------------------------------------------------------------------
Total revenues                   $ 180,665   100.0%  $ 183,223  100.0%   $ 190,718  100.0%     $ 181,855  100.0%
Operating earnings (1)              23,390    12.9     (15,225)  -4.5       19,345   10.1          8,949    1.1
Net gains (losses) on sales
   and divestitures of
   property & equipment                (85)   --         2,893    1.6          379    0.2          1,035    0.4
Earnings before income taxes
   and extraordinary item           16,576     0.9     (19,379)  -6.8       14,843    7.8          5,024   -1.1
Net earnings before
   extraordinary items           $  10,139     0.6%  $ (16,577)  -7.1%   $   8,674    4.5%     $   2,448   -1.2%
Earnings before extraordinary
   items per share - basic       $    0.28           $   (0.48)          $    0.24             $    0.07
Earnings before extraordinary
   items per share - diluted     $    0.27           $   (0.48)          $    0.23             $    0.07

(1) - Includes a deduction for merger costs of $34.3 million, $2.9 million, and $3.8 million for the quarters ended March 31, June 30, and September 30, 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operating activities for fiscal 1999 was $34.2 million, a decrease of $42.0 million from net cash provided by operating activities of $76.2 million during the same period in fiscal 1998. The primary factors which contributed to this change were decreased net earnings of $21.5 million, primarily as a result of merger costs of $30.3 million after income tax effect, increases in management accounts receivable of $11.4 million, increases in other accounts receivable of $7.3 million, partially offset by increases in depreciation of $7.8 million and amortization expense of $6.7 million, and net increases in other working capital of $16.3 million during fiscal 1999.

    Net cash used in investing activities was $90.7 million for fiscal 1999, a decrease in cash used in investing activities of $193.5 million from net cash of $284.2 million used in investing activities during fiscal 1998. The acquisitions of Edison, Diplomat, Kinney, National, Turner, and Sterling utilized cash of $216.5 million, net of cash acquired and land, property and equipment purchases used $72.2 million in fiscal 1998, while investments in notes receivable, purchase of property and equipment, purchase of contract rights, and purchase of interest in LLC used $114.5 million, partially offset by $25.3 million provided by proceeds from sales of property and equipment during fiscal 1999.

    Net cash provided by financing activities for fiscal 1999 was $59.2 million, a decrease of $170.9 million from net cash of $230.1 million provided by financing activities for fiscal 1998. The Company generated proceeds from issuance of notes payable, Company-obligated mandatorily redeemable securities, and common stock of $333.8 million, less principal repayments on notes and capital leases of $107.8 million during fiscal 1998, compared to net borrowings of $98.7 million, and issuance of stock of $3.4 million, partially offset by net repayments of notes payable of $38.8 million in fiscal 1999.

     On March 19,1999, the Company established a new credit facility (the "New Credit Facility") providing for an aggregate availability of up to $400 million consisting of a five-year $200 million revolving credit facility including a sub-limit of $25 million for standby letters of credit, and a $200 million five-year term loan. The principal amount of the term loan shall be repaid in quarterly payments of $12.5 million commencing June 30, 2000 and continuing until the loan is repaid. Interest is payable on borrowings under the New Credit Facility, at the election of the Company, at either a "Base Rate" or a "Eurodollar Rate" (each as defined in the New Credit Facility agreement), plus a grid based margin based upon the Company achieving certain financial ratios (prior to and including June 30, 1999, borrowings under the New Credit Facility were fixed at either prime rate plus 0.5% or LIBOR plus a margin of 1.125%). The New Credit Facility contains covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends paid. The Company used the

New Credit Facility to replace the Company's previous credit facility and to refinance the existing debt of Allright Holdings, Inc. The amount outstanding under the Company's New Credit Facility as of September 30, 1999 is $349.1 million with a weighted average interest rate of 6.45% for the period from March 19, 1999 through September 30, 1999.

     The Company had previously established a credit facility (the "Previous Credit Facility") providing for an aggregate availability of up to $300 million, consisting of a five-year $200 million revolving credit facility, including a sub-limit of $25 million for standby letters of credit, and a $100 million term loan. The $100 million term loan was repaid with proceeds from debt and equity offerings completed in March 1998, and the remaining balance of the revolving credit facility was repaid with proceeds from the New Credit Facility.

     The Company is required under the New Credit Facility to enter into certain interest rate protection agreements designed to fix interest rates on variable rate debt and reduce exposure to fluctuations in interest rates. On October 27, 1999 the Company entered into a $25 million interest rate swap for a term of four years, cancelable after two years at the option of the counterparty, under which the Company will pay to the counterparty a fixed rate of 6.16%, and the counterparty will pay to the Company a variable rate equal to LIBOR. The transaction involved an exchange of fixed rate payments for variable rate payments and do not involve the exchange of the underlying nominal value.

     On December 28, 1999 the Company entered into an amendment and waiver to the New Credit Facility agreement relating to the waiver of noncompliance with certain financial covenants. This amendment and waiver contains, among other things, provisions for up-front fees of 0.125%. Interest rates are not to be affected by the amendment and will continue to be based upon the existing grid and determined based on certain financial ratios, as amended.

     Depending on the timing and magnitude of the Company's future investments (either in the form of leased or purchased properties, joint ventures, or acquisitions), the working capital necessary to satisfy current obligations is anticipated to be generated from operations and Central Parking's credit facility over the next twelve months. In the ordinary course of business, Central Parking is required to maintain and, in some cases, make capital improvements to the parking facilities it operates. however, as of September 30, 1999, Central Parking had no material outstanding commitments for capital improvements expenditures. On May 10, 1999 Central Parking announced that it had signed a definitive agreement to purchase a parking facility that is being developed in Chicago by a wholly owned subsidiary of Prime Group Realty Trust. The agreement is valued at approximately $37.3 million. Central Parking expects to finance this purchase through a synthetic lease or borrow through other indebtedness. If Central Parking identifies investment opportunities requiring cash in excess of Central Parking's cash flows and the existing credit facility, Central Parking may seek additional sources of capital, including seeking to amend the credit facility to obtain additional indebtedness. The Allright Registration Rights Agreement, as noted in "Risk Factors", provides certain limitations and restrictions upon Central Parking's ability to issue new shares of Central Parking common stock. Until certain shareholders of Central Parking have received at least $350 million from the sale of Central Parking common stock in either registered offerings or otherwise, Central Parking cannot sell any shares of its common stock on its own behalf, subject to certain exceptions. While Central Parking does not expect this limitation to affect its working capital needs, it could have an impact on Central Parking's ability to complete significant acquisitions. The recent decrease in the market value of Central Parking common stock also could have an impact on Central Parking's ability to complete significant acquisitions or raise additional capital. Central Parking believes that it has the ability to increase its credit facility if needed for significant acquisitions, although no assurances can be given that such increases would be available at the time needed to complete any such acquisition.

     MERGERS AND ACQUISITIONS

     The Company's acquisition strategy focuses primarily on acquisitions that will enable Central Parking to become a more efficient and cost-effective provider in selected markets. Central Parking believes it can recognize economies of scale by making acquisitions in markets where the Company already has a presence, which allows Central Parking to reduce the overhead cost of the acquired company by consolidating its management with that of Central Parking. In addition, Central Parking seeks acquisitions in attractive new markets. Management believes acquisitions are an effective means of entering new markets, thereby quickly obtaining both operating presence and management personnel. Central Parking also believes it generally can improve acquired operations by applying its operating strategies and professional management techniques. The Company's mergers and acquisitions over the last two years are as follows:

     MERGER

     As described in Note 2 to the Company Consolidated Financial Statements, Central Parking completed the Merger with Allright Holdings, Inc. on March 19, 1999.

     ACQUISITIONS

     Diplomat Parking Corporation
     On October 1, 1997, Central Parking acquired the stock and certain assets of Diplomat for approximately $22.2 million in cash and notes payable. The acquisition was financed through borrowings under the credit facility. At the time of the acquisition, Diplomat operated 164 parking facilities containing over 37,000 parking spaces, located primarily in Washington, D.C. and Baltimore, Maryland.

     National Garages, Inc.
     On December 1, 1997, Allright purchased substantially all of the assets of National Garages, Inc. ("National"), a privately owned parking company based in Detroit, which operated 210 facilities located primarily in the Midwestern United States. The purchase price of approximately $3.7 million was paid in cash and financed through working capital and $2.2 million in debt under Allright's previous revolving line of credit.

     Kinney System Holding Corp.
     On February 12, 1998, Central Parking acquired the stock of Kinney, a privately held company headquartered in New York City which operated 403 parking facilities containing approximately 168,800 spaces, including approximately 76,700 in the New York City metropolitan area, 42,800 in Boston, 31,100 in Philadelphia and 10,300 in Washington, D.C. At the time of the acquisition, Kinney's facility mix was comprised of 225 leased sites, 170 managed sites and 8 owned sites.

     The purchase price was approximately $208.8 million, including $171.8 million in cash, including transaction fees and other related expenses, and $37.0 million (882,422 shares) in Central Parking common stock. In connection with this transaction, Central Parking assumed $10.3 million in capital leases, refinanced $24.2 million in existing Kinney debt and assumed $4.6 million of Kinney debt. Central Parking financed the Kinney acquisition through borrowings under the Credit Facility, and ultimately from the issuance of Central Parking common stock and Central Parking obligations pursuant to the Preferred Securities. In connection with the Kinney acquisition, the remaining 50% interest in Spectrum Parking Associates ("Spectrum") was acquired for $3.6 million.

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

     Turner Parking System, Inc.
     On April 1, 1998, Central Parking purchased substantially all of the assets of Turner, a privately-held parking company headquartered in Dallas, Texas, for $3.8 million, including $3.0 million in cash and $800 thousand (16,842 shares) in Central Parking common stock. Central Parking financed the cash portion of the Turner purchase with borrowings under the Credit Facility.

     Sterling Parking, Inc.
      On July 1, 1998, Central Parking purchased substantially all of the assets of Sterling, a privately-held parking company headquartered in Atlanta, Georgia for $4.3 million, including $2.1 million in cash and $2.2 million in Central Parking common stock (54,358 shares). Central Parking financed the cash portion of the Sterling purchase with borrowings under the Credit Facility. At the time of the acquisition, Sterling operated 31 parking facilities in Georgia, Florida, Virginia, California, and Kentucky.

     Allied Parking
     On October 1, 1998, Allright purchased from Allied Parking, Inc. ("Allied Parking") four leases relating to parking facilities in Manhattan, maturing in years ranging from 2006 to 2029 for approximately $14.2 million. Allied agreed to lease to Allright two more lots for 19 years each in exchange for a prepaid lease payment of $4.9 million. Allright also purchased the right to use the "Allied Parking" name for $835 thousand.

     On November 8, 1998, Allright purchased six additional leases from Allied Parking maturing in years ranging from 1999 to 2008 for $5.1 million. Allright also purchased the right to use the "Allied Parking" name associated with these leases for $300 thousand.

     INTERNATIONAL FOREIGN CURRENCY EXPOSURE

     The Company operates wholly owned subsidiaries in the United Kingdom, Canada and the Netherlands. Total revenues from wholly owned foreign operations amounted to 7.7%, 5.7%, and 4.6% for the years ended September 30, 1997, 1998, and 1999, respectively. Additionally, the Company operates through joint ventures in Germany, Spain, and Mexico. The Company intends to invest in foreign leased or owned facilities, usually through joint ventures, and may become increasingly exposed to foreign currency fluctuations. The Company, in limited circumstances, has denominated contracts in U.S. dollars to limit currency exposure. Presently, the Company has limited exposure to foreign currency risk and has no hedge programs. The Company anticipates implementing a hedge program if such risk materially increases. For the year ended September 30, 1999, revenues from the United Kingdom and Canada operations represented 62.5% and 34.17%, respectively, of total revenues generated by foreign operations, excluding earnings from joint ventures.

     ECONOMIC AND MONETARY UNION

     On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and a new currency called the "euro." These countries adopted the euro as their common legal currency on that date. The euro now trades on currency exchanges and is available for non-cash transactions. Thereafter and until January 1, 2002, the euro is scheduled to replace the sovereign legal currencies of these countries. While the vast majority of Central Parking's operations within the European Union are currently in the United Kingdom, a European Member which is not scheduled to participate in the euro conversion, the Company has operations in countries which have adopted the euro. The Company has assessed the impact of the euro conversion to its operations in the participating countries, including the need to adopt new information technology, parking related equipment and other systems to accommodate euro-denominated transactions, as well as the impact to currency risk and contractual relationships. Based on management's assessment of the impact of the euro conversion, Central Parking does not believe that the euro conversion will have a material impact on its operations or financial condition.

     IMPACT OF INFLATION AND CHANGING PRICES

     The primary sources of revenues to the Company are parking revenues from owned and leased locations and management contract revenue (net of expense reimbursements) on managed parking facilities. The Company believes that inflation has had a limited impact on its overall operations for fiscal years ended September 30, 1997, 1998 and 1999.

     NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." Statement 130 established standards for reporting and display of comprehensive income and its components. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income includes all changes in equity except those resulting from investments by and distributions to owners. This pronouncement was adopted by the Company in 1999.

within the financial statements. The Company adopted SFAS 130 in fiscal year
1999.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company has adopted SFAS 131 in fiscal year 1999.

     In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which amends SFAS Nos. 87, 88, and 106. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company has adopted SFAS 132 in fiscal year 1999. The pronouncement did not significantly impact the presentation of Central Parking's consolidated financial statements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective for fiscal years beginning after December 16, 1998. SOP 98-1 defines which costs incurred to develop or purchase internal-use software should be capitalized and which should be expensed. The Company is in the process of determining what impact, if any, this pronouncement will have its financial statements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which supercedes SFAS Nos. 80, 105, and 119. Statement 133 established reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS No. 133, the Company would recognize all derivatives as either assets or liabilities, measured at their fair value, in the statement of financial position. This Statement is currently expected to be effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management is evaluating the impact of SFAS 133 to Central Parking's consolidated financial statements.

     YEAR 2000

     The Company has considered the impact of Year 2000 issues on its computer systems and applications and has developed remediation plans. These plans are part of the Company's ongoing business strategies to incorporate advanced technologies in its information systems, and were contemplated in advance of Year 2000 issues. The expenditures for system upgrades have been accounted for as regular capital expenditures and are being depreciated over their estimated useful lives of 3 - 5 years. The ongoing expenses of training and testing are expensed as they are incurred. Through September 30, 1999, the Company has spent in excess of $6 million upgrading its computer information systems in accordance with its plans for technological enhancement. Such expenditures are not material to the Company's liquidity. System hardware and software that in management's estimation are not Year 2000 compliant have been fully depreciated. Central Parking has tested newly installed systems to determine their compliance with Year 2000 issues.

     Central Parking uses some fee calculation devices that compute parking fees and statistical data, and also automate the ingress and egress control mechanisms at certain parking facilities. Substantially all such equipment that is not Year 2000 compliant has available certain program modifications that will enable it to function adequately in the Year 2000. In the event remediation is not complete at any of these sites prior to the Year 2000, and a failure of such equipment were to occur due to processing incompatibilities in the Year 2000, manual override systems and procedures are in place at all locations. Given the limited technology required to operate such facilities, management believes all material operations could adequately be performed manually. Such contingency plans are currently deployed in the events of power failures or other business interruptions at locations where these devices are located.

     Certain property management systems that were not previously Year 2000 compliant have been replaced with systems that management believes adequately address the Year 2000 issue. All such systems are Year 2000 compliant.

     Central Parking has communicated, by means of Year 2000 questionnaires, with each of its major vendors to determine third party compliance with Year 2000 issues. While Central Parking does not expect to be materially affected by any third party's Year 2000 issues, no assurance can be given that a third party's failure to adequately address their Year 2000 issues could not materially effect Central Parking's business or financial results.

     FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This document, and documents that have been incorporated herein by reference, include various forward-looking statements regarding the Company that are subject to risks and uncertainties, including, without limitation, the factors set forth under the caption "Risk Factors." Forward-looking statements include, but are not limited to, discussions regarding the Company's operating strategy, growth strategy, acquisition strategy, cost savings initiatives, industry, economic conditions, financial condition, liquidity and capital resources and results of operations. Such statements include, but are not limited to, statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     The following important factors, in addition to those discussed elsewhere in this document, and the documents which are incorporated herein by reference, could affect the future financial results of the Company and the combined company and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document:

- successfully integrating Allright and Kinney Systems, as well as past and future acquisitions in light of challenges in retaining key employees, synchronizing business processes and efficiently integrating facilities, marketing, and operations;

- successful implementation of the Company's operating and growth strategy, including possible strategic acquisitions;

- fluctuations in quarterly operating results caused by a variety of factors including the timing of gains on sales of owned facilities, preopening costs, the effect of weather on travel and transportation patterns, player strikes or other events affecting major league sports and local, national and international economic conditions;

- the ability of the Company to form and maintain its strategic relationships with certain large real estate owners and operators;

- the ability of the Company to successfully complete Year 2000 Compliance measures; and global and/or regional economic factors and potential changes in laws and regulations, including, without limitation, changes in federal, state and international laws regulating the environment.

    RISK FACTORS

     IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE ALLRIGHT, WE COULD LOSE KEY EMPLOYEES, CUSTOMERS AND FAIL TO REALIZE THE EXPECTED BENEFITS OF THE MERGER. The Allright merger involves the integration of two companies that have previously operated independently. Although Central Parking has acquired and integrated various companies into its organizational and financial structure in the past, Allright is a larger company than any of the companies Central parking has acquired previously. As a result of the merger, Central Parking has substantially increased the number of persons it employs, the number of facilities it operates, and the geographic markets it services. Although Central Parking believes that it can successfully manage the acquired operations and achieve certain economies of scale, there can be no assurance that Allright will be successfully integrated into Central Parking's operations, that cost savings or operating efficiencies will be realized to the extent anticipated by Central Parking, or that the acquired operations will achieve levels of profitability that justify Central Parking's investments.

     THE FAILURE TO SUCCESSFULLY INTEGRATE PAST AND FUTURE ACQUISITIONS COULD HAVE A NEGATIVE IMPACT ON CENTRAL PARKING'S BUSINESS AND THE MARKET PRICE OF ITS COMMON STOCK. Central Parking completed the acquisition of Allright Holdings, Inc. in fiscal 1999. In addition, Central Parking completed three acquisitions in fiscal 1997 and four acquisitions in fiscal 1998, including the Kinney System Holding Corp. acquisition in February 1998, and plans to pursue additional acquisitions in the future. Central Parking can give no assurance that any acquired facility or company will be successfully integrated into its operations. Also, because of the price paid by Central Parking or because of the performance of acquired operations after such acquisitions, there can be no assurance that the results of the acquired operations will not be dilutive to Central Parking's per share earnings. Any acquisition contemplated or completed by Central Parking may result in adverse short-term effects on Central Parking's reported operating results, divert management's attention, introduce difficulties in retaining, hiring and training key personnel, and introduce risks associated with unanticipated problems or legal liabilities, some or all of which could have a negative effect on Central Parking's business and financial results.

     IF CENTRAL PARKING IS UNABLE TO MAINTAIN ITS HISTORICAL PERCENTAGE GROWTH RATE, THE MARKET PRICE OF ITS STOCK MAY BE ADVERSELY AFFECTED. As Central Parking continues to expand its operations, its ability to maintain its historical percentage growth rate is expected to become increasingly difficult. The merger with Allright significantly increased the size of the company, which is likely to reduce the impact of future acquisitions on the results of operations of Central Parking. Central Parking's growth rate also will be directly affected by the increasingly competitive environment for acquisitions of other operators and Central Parking's ability to obtain suitable financing for acquisitions. In addition, the growth rate will be affected by the results of operations of added parking facilities, which will depend largely upon Central Parking's ability to integrate acquired operations. There can be no assurance that Central Parking's failure to maintain its historical percentage growth rate will not negatively affect the market price of its stock.

     IF SIGNIFICANT SHAREHOLDERS OF CENTRAL PARKING SELL A SUBSTANTIAL AMOUNT OF THEIR STOCK AT THE SAME TIME, THESE SALES COULD HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF CENTRAL PARKING COMMON STOCK. There are several shareholders who own significant blocks of Central Parking common stock. If each of these significant shareholders sold a substantial amount of Central Parking common stock as allowed under the Securities Act at the same time, such sales could have a significant negative impact on the market price of Central Parking common stock. In order to provide a mechanism for these significant shareholders to dispose of their shares of Central Parking common stock with a minimized impact on Central Parking's trading market, Central Parking agreed to allow certain shareholders to require Central Parking to register such shares under the federal securities laws. In connection with the acquisition of Allright, Central Parking entered into a registration rights agreement (the "Allright Registration Rights Agreement"), which requires Central Parking to register up to $350 million worth of Central Parking common stock. In addition, Central Parking entered into a registration rights agreement in connection with the acquisition of Kinney System Holding Corp. (the "Kinney Registration Rights Agreement"), which requires Central Parking to register up to 882,422 shares of Central Parking common stock upon certain terms and conditions. The exercise of such registration rights under the Allright Registration Rights Agreement or the Kinney Registration Rights Agreement could result in a large number of shares of Central Parking common stock being sold in the market which, in turn, could result in a reduction in the market price of Central Parking common stock.

     THE SALE OF A SUBSTANTIAL NUMBER OF SHARES OF CENTRAL PARKING COMMON STOCK BY MONROE CARELL, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF CENTRAL PARKING, THE CARELL CHILDREN'S TRUST AND VARIOUS OTHER CARELL FAMILY TRUSTS AND FOUNDATIONS UNDER THE ALLRIGHT REGISTRATION RIGHTS AGREEMENT, COULD NEGATIVELY AFFECT THE MARKET PRICE OF CENTRAL PARKING COMMON STOCK. The Allright Registration Rights Agreement grants Monroe Carell, Jr., The Carell Children's Trust and various other Carell family trusts and foundations rights to sell up to $100 million of Central Parking common stock in an initial underwritten offering and up to $150 million in subsequent offerings. Although Monroe Carell and the other entities described above will remain significant shareholders following such sales, the sale of substantial amounts of stock by insiders, such as Monroe Carell, could be perceived negatively by the securities market. As a result, these sales could adversely affect the market price of Central Parking common stock.

     CENTRAL PARKING WILL BE UNABLE TO RAISE MONEY THROUGH COMMON STOCK OFFERINGS UNTIL IT COMPLETES ITS OBLIGATIONS UNDER THE ALLRIGHT REGISTRATION RIGHTS AGREEMENT. The Allright Registration Rights Agreement provides certain limitations and restrictions upon Central Parking's ability to issue new shares of Central Parking common stock. Until certain shareholders of Central Parking have received at least $350 million from the sale of Central Parking common stock in either registered offerings or otherwise, Central Parking cannot sell any shares of its common stock on its own behalf, subject to certain exceptions. As a result, Central Parking may not have access to the capital markets for a significant period of time. There can be no assurance or guarantee that the restrictions upon Central Parking's ability to raise funds through common stock offerings will not have a negative effect on Central Parking.

     INCREASED INDEBTEDNESS COULD ADVERSELY AFFECT CENTRAL PARKING'S ABILITY TO BORROW ADDITIONAL FUNDS IN THE FUTURE. Primarily as a result of the merger with Allright, Central Parking's indebtedness increased from approximately $286.2 million, as of September 30, 1998, to approximately $369.2 million as September 30, 1999, which may affect its ability to borrow additional funds in the future. Central Parking's existing credit facility provides for an aggregate availability of $400 million. Thus, Central Parking may have limited sources to raise additional funds if needed in its operations or for additional acquisitions. There can be no assurance that Central Parking's increased debt level will not have a negative effect on Central Parking.

     THE INCREASED NUMBER OF LEASED AND OWNED FACILITIES RESULTING FROM THE ALLRIGHT MERGER WILL INCREASE THE RISK THAT THE COMPANY MAY NOT BE ABLE TO COVER THE FIXED COSTS OF ITS LEASED AND OWNED FACILITIES. The Company leases and owns significantly more facilities than it did prior to the Allright merger. Although there is more potential for income from leased and owned facilities than from management contracts, they also carry more risk if there is a downturn in property performance or commercial real estate occupancy rates because a significant part of the costs to operate such facilities typically is fixed. For example, in the case of leases, there are typically minimum lease payments, and in the case of owned facilities, there are the normal risks of ownership and costs of capital. In addition, maintenance and operating expenses for both leased and owned facilities are borne by Central Parking and are not passed through to the owner, as is the case with management contracts. Generally, performance of Central Parking's parking facilities depend, in part, on its ability to negotiate favorable contract terms, its ability to control operating expenses, financial conditions prevailing generally and in areas where parking facilities are located, the nature and extent of competitive parking facilities in the area, weather conditions in areas where parking facilities are located and the real estate market generally.

     IF OUR INFORMATION SYSTEMS OR PARKING OPERATIONS EXPERIENCE INTERRUPTIONS DUE TO YEAR 2000 NON-COMPLIANCE, OUR REVENUES MAY BE ADVERSELY AFFECTED. As the year 2000 approaches, an issue impacting all companies has emerged regarding how existing application software programs and operating systems can accommodate this date. In brief, many existing programs and systems in the marketplace were designed to accommodate a two digit date position which represents the year (e.g., "98" is stored on the system and represents the year 1998). Consequently, the year 2000 could be inaccurately processed as the year 1900.

     The Company has considered the impact of Year 2000 issues on its computer systems and applications and has developed remediation plans. However, there can be no assurance that the mediation plans will be adequate to address all potential Year 2000 issues. Central Parking has communicated, by means of Year 2000 questionnaires, with each of its major vendors to determine third party compliance with Year 2000 issues. While Central Parking does not expect to be materially affected by any third party's Year 2000 issues, no assurance can be given that a third party's failure to adequately address their Year 2000 issues could not materially effect Central Parking's business or financial results.

     WE HAVE FOREIGN OPERATIONS THAT MAY BE ADVERSELY AFFECTED BY FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS. Central Parking operates in the United Kingdom, Germany, Mexico, the Republic of Ireland, Chile, , Canada, and Spain, maintains a business development office in the Netherlands, and intends to expand its business in these and other international locations. For the year ended September 30, 1999, revenues from foreign operations represented 4.9%] of Central Parking's total revenues. Of these foreign revenues, revenues from United Kingdom operations represented 62.5% of such revenues, excluding earnings from joint ventures. Central Parking receives revenues and incurs expenses in various foreign currencies in connection with its foreign operations and, as a result, Central Parking is subject to currency exchange rate fluctuations. Central Parking intends to continue to invest in foreign leased or owned parking facilities, either independently or through joint ventures, where appropriate, and may become increasingly exposed to foreign currency fluctuations. Presently, Central Parking has limited exposure to foreign currency risk and anticipates implementing a hedge program if such risk materially increases.

     IF WE INCREASE OPERATIONS IN EUROPE, THE EURO CONVERSION MAY ADVERSELY AFFECT OUR BUSINESS. On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and a new currency called the "euro." These countries adopted the euro as their common legal currency on that date. The euro trades on currency exchanges and is available for non-cash transactions. Until January 1, 2002, the existing sovereign currencies will remain legal tender in these countries. On January 1, 2002, the euro is scheduled to replace the sovereign legal currencies of these countries. While the vast majority of Central Parking's operations within the European Union are currently in the United Kingdom, a European Member which is not scheduled to participate in the euro conversion, Central Parking has operations in countries which have adopted the euro. Central Parking is in the process of assessing the impact of the euro conversion to its operations in the participating countries, including the need to adopt new information technology, parking related equipment and other systems to accommodate euro-denominated transactions, as well as the impact to currency risk and contractual relationships. Based on management's assessment of the impact of the euro conversion, Central Parking does not believe that the euro conversion will have a material impact on its operations or financial condition.

     IN CONNECTION WITH THE OWNERSHIP OR OPERATION OF PARKING FACILITIES, CENTRAL PARKING MAY BE POTENTIALLY LIABLE FOR ENVIRONMENTAL PROBLEMS. Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurance that a material environmental claim will not be asserted against Central Parking or against its owned or operated parking facilities. The cost of defending against claims of liability, or of remediating a contaminated property, could have a negative effect on Central Parking's business and financial results.

IF WE CANNOT MAINTAIN POSITIVE RELATIONSHIPS WITH LABOR UNIONS REPRESENTING OUR EMPLOYEES, A WORK STOPPAGE MAY ADVERSELY AFFECT OUR BUSINESS. Approximately 3,479 employees of Central Parking and are represented by labor unions. There can be no assurance that Central Parking will be able to renew existing labor union contracts on acceptable terms. Employees could exercise their rights under the labor union contract, which could include a strike or walk-out. In such cases, there are no assurances that Central Parking would be able to staff sufficient employees for its short-term needs. Any such labor strike or the inability of Central Parking to negotiate a satisfactory contract upon expiration of the current agreements could have a negative effect on Central Parking's business and financial results.

                          INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS
CENTRAL PARKING CORPORATION AND SUBSIDIARIES:

     We have audited the accompanying consolidated balance sheets of Central Parking Corporation and subsidiaries as of September 30, 1998 and 1999, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. Separate financial statements of Allright Holdings, Inc. also included in the 1997 and 1998 restated consolidated financial statements were audited by other auditors whose report dated October 9, 1998, expressed an unqualified opinion on those statements and referred to business combination effective October 31, 1996 which resulted in new basis of accounting for the assets and liabilities of Allright Holdings, Inc., the successor company. Our opinion, insofar as it relates to the amounts included for Allright Holdings, Inc., is based solely on the report of the other auditors.

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

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Parking Corporation and subsidiaries as of September 30, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.


KPMG LLP


Nashville, Tennessee
December 8, 1999, except as to note 8,
   which is as of December 28, 1999.

                           CENTRAL PARKING CORPORATION
                           CONSOLIDATED BALANCE SHEETS

Amounts in thousands, except share data

                                                                              SEPTEMBER 30,
                                                                           1998            1999
----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                           $    39,495      $    53,669
   Management accounts receivable                                           19,847           33,288
   Accounts receivable - other                                              13,449           18,966
   Current portion of notes receivable (including amounts due
     from related parties of $238 in 1998 and $509 in 1999)                  1,472           12,503
   Prepaid rent                                                             15,930           14,222
   Prepaid other expenses                                                    6,765            7,438
   Deferred income taxes                                                       545              247
   Prepaid and refundable income taxes                                       1,266            5,374
----------------------------------------------------------------------------------------------------
     Total current assets                                                   98,769          145,707
Investments, at amortized cost (fair value
    $5,355 in 1998 and $5,480 in 1999)                                       5,087            5,488
Notes receivable, less current portion                                      46,524           47,870
Property, equipment, and leasehold  improvements, net                      382,506          421,090
Contracts and lease rights, net                                             62,472           97,158
Goodwill, net                                                              288,170          277,800
Investment in and advances to partnerships and joint ventures               40,376           32,218
Other assets                                                                30,118           37,246
----------------------------------------------------------------------------------------------------
                                                                       $   954,022      $ 1,064,577
                                                                       ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease
   obligations                                                         $     2,881      $    31,682
  Accounts payable                                                          54,918           74,778
  Accrued payroll and related costs                                         16,908           12,268
  Accrued expenses                                                          27,403           20,051
  Management accounts payable                                               26,611           33,416
  Income taxes payable                                                         945            4,171
----------------------------------------------------------------------------------------------------
    Total current liabilities                                              129,666          176,366
Long-term debt and capital lease obligations, less current portion         283,319          337,481
Deferred rent                                                               14,875           17,681
Deferred compensation                                                       11,359           12,058
Deferred income taxes                                                       32,894           27,702
Minority interest                                                           23,103           31,112
Other liabilities                                                            6,892            5,058
----------------------------------------------------------------------------------------------------
    Total liabilities                                                      502,108          607,458
----------------------------------------------------------------------------------------------------

Company-obligated mandatorily redeemable convertible securities of
  Subsidiary holding solely parent debentures                              110,000          110,000

Shareholders' equity
  Common stock, $0.01 par value; 50,000,000 shares
   authorized, 36,521,500 and 36,753,977 shares issued and
   outstanding in 1998 and 1999, respectively                                  366              368
  Additional paid-in capital                                               256,405          259,853
  Foreign currency translation adjustment                                     (150)             (20)
  Retained earnings                                                         85,795           87,364
  Deferred compensation on restricted stock                                   (502)            (446)
----------------------------------------------------------------------------------------------------
    Total shareholders' equity                                             341,914          347,119
----------------------------------------------------------------------------------------------------
Commitments and contingencies
                                                                       $   954,022      $ 1,064,577
                                                                       ===========      ===========

See accompanying notes to consolidated financial statements.

                           CENTRAL PARKING CORPORATION
                       CONSOLIDATED STATEMENTS OF EARNINGS

Amounts in thousands, except per share data

                                                                                      YEAR ENDED SEPTEMBER 30,
                                                                                1997           1998            1999
---------------------------------------------------------------------------------------------------------------------
Revenues:
   Parking                                                                    $ 295,692      $ 534,573      $ 645,075
   Management contract                                                           43,245         65,826         91,386
---------------------------------------------------------------------------------------------------------------------
     Total revenues                                                             338,937        600,399        736,461
---------------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of parking                                                              248,052        441,704        541,157
   Cost of management contracts                                                  11,793         15,000         27,740
   General and administrative                                                    37,011         63,726         77,312
   Goodwill and non-compete amortization                                          1,655          8,317         11,607
   Impairment loss                                                                   --             --          1,216
   Merger costs                                                                      --             --         40,970
---------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                   298,511        528,747        700,002
---------------------------------------------------------------------------------------------------------------------
     Operating earnings                                                          40,426         71,652         36,459
---------------------------------------------------------------------------------------------------------------------
Other income (expenses):
   Interest income                                                                2,575          5,677          6,639
   Interest expense                                                             (18,497)       (30,232)       (26,951)
   Dividends on company-obligated mandatorily redeemable
     convertible securities of a subsidiary trust                                    --         (3,247)        (5,926)
   Net gains (losses) on sales and divestitures of property and equipment         3,118           (639)         4,222
   Minority interest                                                               (163)        (1,939)        (2,612)
   Equity in partnership and joint venture earnings                               4,238          5,246          5,233
---------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes and extraordinary item                         31,697         46,518         17,064
Income tax expense:
   Current                                                                       12,676         17,596         15,423
   Deferred                                                                         335          2,777         (3,043)
---------------------------------------------------------------------------------------------------------------------
     Total income taxes                                                          13,011         20,373         12,380
     Net earnings before extraordinary item                                      18,686         26,145          4,684
Extraordinary item, net of tax                                                   (1,032)            --         (1,002)
---------------------------------------------------------------------------------------------------------------------
     Net earnings                                                             $  17,654      $  26,145      $   3,682
                                                                              =========      =========      =========
Basic earnings per share:
     Net earnings before extraordinary item                                   $    0.62      $    0.76      $    0.13
     Extraordinary item, net of tax                                           $   (0.03)     $      --      $    0.03
     Net earnings                                                             $    0.59      $    0.76      $    0.10
Diluted earnings per share:
     Net earnings before extraordinary item                                   $    0.61      $    0.74      $    0.13
     Extraordinary item, net of tax                                           $   (0.03)     $      --      $    0.03
     Net earnings                                                             $    0.58      $    0.74      $    0.10


See accompanying notes to consolidated financial statements.

                           CENTRAL PARKING CORPORATION
    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Amounts in thousands, except per share data

                                                                                FOREIGN                  DEFERRED
                                                                   ADDITIONAL   CURRENCY               COMPENSATION
                                            NUMBER OF   COMMON       PAID-IN   TRANSLATION   RETAINED  ON RESTRICTED
                                              SHARES     STOCK       CAPITAL   ADJUSTMENT    EARNINGS     STOCK          TOTAL
     ----------------------------------------------------------------------------------------------------------------------------
      Balance at September 30, 1996          26,216     $   262     $ 31,660     $  59      $ 45,449      $(637)     $  76,793
     ----------------------------------------------------------------------------------------------------------------------------
      Initial formation of Allright           5,950          60       72,869        --            --         --         72,929
      Issuance of common stock                  528           5        6,016        --            --         --          6,021
      Issuance under restricted stock            --          --           46        --            --         --             46
       plan
      Common stock dividends                     --          --           --        --        (1,532)        --         (1,532)
      Exercise of stock options and
       related tax benefits                      88           1        1,137        --            --         --          1,138
      Amortization of deferred
       compensation                              --          --           --        --            --         67             67
      Comprehensive income:
        Net earnings                             --          --           --        --        17,654         --         17,654
        Foreign currency translation
         adjustment                              --          --           --        (2)           --         --             (2)
                                                                                                                     ------------
      Total Comprehensive income                                                                                        17,652
     ----------------------------------------------------------------------------------------------------------------------------
      Balance at September 30, 1997          32,782     $   328     $111,728     $  57      $ 61,571      $(570)     $ 173,114
     ----------------------------------------------------------------------------------------------------------------------------
      Issuance of common stock for
       acquisitions                           1,006          10       42,528        --            --         --         42,538
      Issuance of common stock, net of
       offering and issuance costs            2,612          26       99,854        --            --         --         99,880
      Issuance under restricted stock
       plan and employment agreements             3          --          129        --            --         --            129
      Issuance under Employee Stock
       Ownership Plan                            67           1          926        --            --         --            927
      Common stock dividends                     --          --           --        --        (1,921)        --         (1,921)
      Exercise of stock options and
       related tax benefits                      52           1        1,240        --            --         --          1,241
      Amortization of deferred
       compensation                              --          --           --        --            --         68             68
      Comprehensive income:
        Net earnings                                                                          26,145                    26,145
        Foreign currency translation
         adjustment                              --          --           --      (207)           --         --           (207)
                                                                                                                     ------------
      Total comprehensive income                                                                                        25,938
     ----------------------------------------------------------------------------------------------------------------------------
      Balance at September 30, 1998          36,522     $   366     $256,405     $(150)     $ 85,795      $(502)     $ 341,914
     ----------------------------------------------------------------------------------------------------------------------------
      Allright equity adjustment to
       conform fiscal years                      --          --           --        --           (20)        --            (20)
      Issuance under restricted stock
       plan and employment agreements             1          --           74        --            --         --             74
      Issuance under Employee Stock
       Ownership Plan                            48          --        1,401        --            --         --          1,401
      Common stock dividends                     --          --           --        --        (2,093)        --         (2,093)
      Exercise of stock options and
       related tax benefits                     183           2        1,973        --            --         --          1,975
      Amortization of deferred
       compensation                              --          --           --        --            --         56             56
      Comprehensive income:
        Net earnings                             --          --           --        --         3,682         --          3,682
        Foreign currency translation
         adjustment                              --          --           --       130            --         --            130
                                                                                                                     ---------
      Total comprehensive income                                                                                         3,812
     ----------------------------------------------------------------------------------------------------------------------------
      Balance at September 30, 1999          36,754     $   368     $259,853     $ (20)     $ 87,364      $(446)     $ 347,119
     ----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                           CENTRAL PARKING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in thousands

                                                                                                YEAR ENDED SEPTEMBER 30,
                                                                                         1997             1998             1999
         -------------------------------------------------------------------------------------------------------------------------
         Cash flows from operating activities:
         Net earnings before extraordinary item                                       $  18,686        $  26,145         $  4,684
         Extraordinary item, net of tax                                                  (1,032)              --            (1,002)
         Adjustments to reconcile net earnings to net cash provided by operating activities:
           Depreciation and amortization of property                                      8,642           15,063            22,872
           Amortization of goodwill and non-compete agreements                            1,655            8,317            11,607
           Amortization of contract and lease rights, straight-line rent,
              deferred financing fees and other                                           3,250            5,294             8,652
           Equity in partnership and joint venture earnings                              (4,238)          (5,246)           (5,233)
           Distributions from partnerships and joint ventures                             2,990            4,369             5,149
           Net (gains) losses on sales and divestitures of property and equipment        (3,118)             639            (4,222)
           Impairment loss                                                                   --               --             1,216
           Deferred income taxes                                                           (196)           2,777            (3,043)
           Minority interest                                                                163            1,939             2,612
           Charge for Edison minority interest write-up                                      --               --             7,000
         Changes in operating assets and liabilities, excluding effects of acquisitions:
           Management accounts receivable                                                (3,160)          (1,955)          (13,441)
           Accounts receivable - other                                                   (3,658)           1,870            (5,432)
           Prepaid rent                                                                  (3,915)          (6,767)            1,708
           Prepaid expenses - other                                                        (289)             735            (1,673)
           Prepaid and refundable income taxes                                             (533)             888            (4,108)
           Other assets                                                                   1,176             (321)          (10,864)
           Accounts payable, accrued expenses,
             and deferred compensation                                                   10,032           13,114             7,653
           Management accounts payable                                                    2,876           12,269             6,805
           Income taxes payable                                                             178           (2,970)            3,226
         -------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                       29,509           76,160            34,166
         -------------------------------------------------------------------------------------------------------------------------
         Cash flows from investing activities:
         Proceeds from sales and divestitures of property and equipment                  15,170            6,975            25,252
         Investments in notes receivable, net                                           (17,651)            (395)          (12,377)
         Purchase of property, equipment, and leasehold improvements                    (14,634)         (72,222)          (38,000)
         Purchase of assets held for resale                                             (45,962)              --                --
         Proceeds from sale of assets held for resale                                    45,962               --                --
         Purchase of contract and lease rights                                           (3,850)          (1,573)          (43,338)
         Investments in and advances to partnerships, joint ventures
          and unconsolidated subsidiaries                                               (47,720)            (223)             (219)
         Purchase of remaining interest in unconsolidated subsidiary                         --               --           (20,789)
         Acquisitions of companies, net of cash acquired                               (270,837)        (216,454)             (785)
         Proceeds from maturities and calls of investments                                  330              374               712
         Purchase of investments                                                           (601)            (707)           (1,113)
         -------------------------------------------------------------------------------------------------------------------------
         Net cash used by investing activities                                         (339,793)        (284,225)          (90,657)
         -------------------------------------------------------------------------------------------------------------------------
         Cash flows from financing activities:
         Dividends paid                                                                  (1,488)          (1,871)           (1,986)
         Net borrowings under revolving credit agreement, net of issuance costs          70,352          (24,360)           98,677
         Proceeds from issuance of company-obligated mandatorily redeemable
           securities, net of issuance costs                                                 --          106,477                --
         Proceeds from issuance of notes payable, net of issuance costs                 168,211          125,137           263,615
         Capital contributions upon formation of Allright                                67,428               --                --
         Payment to minority interest partner                                                --               --            (2,103)
         Principal repayments on notes payable                                          (21,775)        (107,759)         (302,413)
         Distribution of debt proceeds from partnerships and joint ventures                  --           30,285                --
         Proceeds from issuance of common stock and exercise of stock options, net       7,205           102,177             3,448
         -------------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                                      289,933          230,086            59,238
         -------------------------------------------------------------------------------------------------------------------------
         Foreign currency translation                                                       134              166               178
         -------------------------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash and cash equivalents                           (20,217)          22,187             2,925
         Cash and cash equivalents at beginning of period                                28,605           17,308            39,495
         Cash and cash equivalents derived from Allright merger                           8,920               --            11,249
         -------------------------------------------------------------------------------------------------------------------------
         Cash and cash equivalents at end of period                                   $  17,308        $  39,495         $  53,669
         -------------------------------------------------------------------------------------------------------------------------
         Non-cash transactions:
           Purchase of property and equipment in exchange for liabilities             $      --        $   1,314         $      --
           Note receivable on property sale                                           $  10,225        $      --         $      --
           Issuance of stock in acquisitions                                          $      --        $  42,538         $      --
           Issuance of restricted stock                                               $      --        $     129         $      74
         Effects of acquisitions:
           Estimated fair value of assets acquired                                    $  457,021       $  94,718         $     285
           Purchase price in excess of the net assets acquired (goodwill)                 33,633         233,333               500
           Estimated fair values of liabilities assumed                                 (204,728)        (62,587)               --
           Common stock issued                                                                --         (42,538)               --
           -----------------------------------------------------------------------------------------------------------------------
           Cash paid                                                                  $  285,926       $ 222,926          $    785
           Less cash acquired                                                            (15,089)         (6,472)               --
           -----------------------------------------------------------------------------------------------------------------------
           Net cash paid for acquisitions                                             $  270,837       $ 216,454          $    785
                                                                                      ==========       =========          ========


See accompanying notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

   (a) Organization and Basis of Presentation

   Central Parking Corporation ("CPC") is a United States company chartered in the State of Tennessee. The consolidated financial statements include accounts of Central Parking Corporation and its subsidiaries (the "Company" or "Central Parking") including Central Parking System, Inc. ("CPS") and its wholly-owned U.S. subsidiaries; Kinney System Holdings, Inc. and its wholly owned subsidiaries ("Kinney"); Central Parking System of the United Kingdom, Ltd. and its wholly-owned subsidiary ("CPS-UK"); Central Parking System Realty, Inc. and its wholly-owned subsidiaries ("Realty"); Allright Holdings, Inc. and its wholly-owned subsidiaries ("Allright"), including Edison Parking Management, L.P. ("Edison"), a 50% owned partnership under Allright control. The results of operations of the remaining 50% of Edison are eliminated as a minority interest. Central Parking Finance Trust was established during the year ended September 30, 1998. All significant inter-company transactions have been eliminated.

   The accompanying consolidated financial statements have been restated to reflect the impact of the merger between Central Parking and Allright, which was consummated on March 19, 1999. The transaction constituted a tax-free reorganization and has been accounted for as a pooling-of-interests under Accounting Principles Board ("APB") Opinion No. 16. "Business Combinations." Accordingly, Central Parking's financial statements have been restated to reflect the combined results of operations, financial position and cash flows of Central Parking and Allright as if Allright had been part of Central Parking since Allright's inception date of October 31, 1996. Prior to the consummation of the merger, Allright's fiscal year end was June 30. In recording the merger, Allright's historical consolidated financial statements as of and for the eight-month period ended June 30, 1997 and as of and for the year ended June 30, 1998, have been combined with the Company's consolidated financial statements as of and for the Company's fiscal years ended September 30, 1997 and 1998, respectively. As a result of conforming Allright's fiscal year with that of the Company's, the historical results of operations of Allright for the three-month period ended September 30, 1998 have been recorded directly to the Company's consolidated shareholders' equity. In addition, the consolidated income tax provision has been restated on a combined basis. The impact of the restatement was to increase net earnings by $849 thousand in 1997 and to decrease net earnings by $533 thousand and 1998. There were no material transactions between Central Parking and Allright prior to the Merger.

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

   Management accounts payable reflected on the accompanying consolidated balance sheets is reflected net of cash. Such cash balances belong to the owners of the various managed facilities, but they are held by the Company and are used to pay expenses of the managed facilities and ultimately to settle the balance due to the owners of the managed facilities.

   (c) Cash and Cash Equivalents

   For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, in banks, and short-term, highly liquid investments which include investments with original maturities of three months or less.

   (d) Investments

   Investment securities consist of debt obligations of states and political subdivisions and are classified into one of three categories, as follows: (i) held-to-maturity debt securities, (ii) trading securities, and (iii) securities available-for-sale. Classification of a debt security as held-to-maturity is based on the Company's positive intent and ability to hold such security to maturity. At September 30, 1998 and 1999, all of the Company's investment securities were classified as held-to-maturity. Such securities are stated at amortized cost adjusted for amortization of premiums and accretion of discounts, unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of such security is written down to fair value and the amount of the write-down is reflected in earnings.

   (e) Property, Equipment, and Leasehold Improvements

   Property, equipment, computer software, computer hardware, and leasehold improvements are recorded at cost. Depreciation is provided principally on a straight-line basis over a period of one to fifteen years for furniture, fixtures, and equipment, over three years for computer software, over five years for computer hardware, and over thirty to forty years for buildings. Leasehold improvements are amortized over the remaining base lease term or the estimated useful life of the asset, whichever is shorter.

   (f) Investment in Partnerships and Joint Ventures

   The Company has a number of joint ventures to operate and develop parking garages through either corporate joint ventures, general partnerships, limited liability companies, or limited partnerships. The financial results of the Company's joint ventures are generally accounted for under the equity method and are included in equity in partnership and joint venture earnings in the accompanying consolidated statements of earnings with the exception of Edison, which is consolidated into the Company's financial statements, with the remaining 50% eliminated through minority interest.

   (g) Investment in Edison Parking Management, L.P.

   On June 1, 1997, Allright acquired a 50 percent controlling interest in Edison. Edison's assets include management contracts contributed by the limited partner, Park Fast Parking Management, L.P. ("Park Fast"), a third party. These management contracts were recorded at their estimated fair market value and are being amortized on a straight-line basis over their estimated lives, which average 12 years.

   In conjunction with the Company's merger with Allright, Allright entered into a restructuring agreement whereby Allright loaned an additional $9.9 million to the limited partner and amended certain other related agreements. In addition, the parties agreed that the limited partner's capital account would be increased to $29.4 million as of the effective date of the restructuring, which coincided with the consummation date of the merger with Allright. As a result of this increase in the limited partner's capital account, the Company recorded a $7 million charge to operations concurrent with the merger. Such charge is reflected in merger costs in the accompanying consolidated statement of earnings for fiscal 1999.

   (h) Contract and Lease Rights

   Contract and lease rights consist of capitalized payments made to third-parties, which provide the Company the opportunity to manage or lease facilities. Contract and lease rights are allocated among respective locations and are amortized principally on a straight-line basis over the terms of related agreements which range from five to thirty years, or an estimated term considering anticipated terminations and renewals.

   (i) Goodwill

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

   (j) Other assets

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

   (k) Lease Transactions and Related Balances

   The Company accounts for operating lease obligations on a straight-line basis. Contingent or percentage payments are recognized when operations indicate such amounts will be payable. Lease obligations paid in advance are included in prepaid rent. The difference between actual lease payments and straight-line lease expenses over the lease term is included in accrued expense or deferred rent, as appropriate.

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

   (l) Impairment of Long-Lived Assets

   The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   The Company periodically reviews the carrying value of long-lived assets, including goodwill, contract and lease rights, and non-compete agreements, to determine if the net book values of such assets continue to be recoverable over the remainder of the original estimated useful life. In performing this review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the estimated diminution of value. If the assets involved are to be held and used in the operations of the Company, consideration is also given to actions or remediations the Company might take in order to achieve the original estimates of cash flows.

   (m) Income Taxes

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

   (n) Pre-opening Expenses

   The direct and incremental costs of hiring and training personnel associated with the opening of new parking facilities and the associated internal development costs are expensed as incurred.

   (o) Per Share and Share Data

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

   (p) Foreign Currency Translation

   The financial position and results of operations of the Company's foreign subsidiaries and equity method joint ventures are measured using local currency as the functional currency. Translation adjustments arising from the differences in exchange rates from period to period are generally included in the currency translation adjustment in shareholders' equity.

   (q) Fair Value of Financial Instruments

   The Company discloses the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate the value. Fair value disclosures exclude certain financial instruments such as trade receivables and payables when carrying values approximate the fair value. Fair value disclosures are not required for employee benefit obligations, lease contracts, and all non-financial instruments such as land, buildings and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of September 30, 1999. Book value approximates fair value for substantially all of the Company's assets and liabilities that fall under the fair value disclosure requirements.

   (r) Stock Option Plan

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

   (s) Business Concentration

   Approximately 40% of the Company's total revenues for fiscal year 1999 were attributable to parking and management contract operations geographically located in the Northeastern area of the United States. See also Note 17.

   (t) Risk Management

   The Company utilizes a combination of indemnity and self insurance coverages up to certain maximum losses for liability, health and workers' compensation claims. The accompanying consolidated balance sheets reflect the estimated losses related to such risks. These policies have deductibles which must be met before the insurance companies are required to reimburse the Company for costs and liabilities related to covered claims.

   (u) Use of Estimates

   Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

   (v) Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 established standards for reporting and display of comprehensive income and its components. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income includes all changes in equity except those resulting from investments by and distributions to owners. This pronouncement is effective for fiscal years beginning after December 15, 1997 and requires the reporting of comprehensive income within the financial statements. The Company adopted SFAS No. 130 in fiscal year 1999. Prior years financial statements have been reclassified to conform to SFAS No. 130.

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which supercedes SFAS No. 14. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 131 in fiscal 1999. See Note 17.

   In February 1998, the Financial Accounting Standards Board issued SFAS No 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS Nos. 87, 88, and 106. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 132 in fiscal 1999. The pronouncement did not impact the presentation of Central Parking's consolidated financial statements or disclosure.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS No. 133, the Company would recognize all derivatives as either assets or liabilities, measured at fair value, in the statement of financial position. In July 1999, SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of FASB No. 133, An Amendment of FASB Statement No. 133" was issued deferring the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Company is in the process of evaluating the impact, if any, these pronouncements will have on its consolidated financial statements.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective for fiscal years beginning after December 16, 1998. SOP 98-1 defines which costs incurred to develop or purchase internal use software should be capitalized and which should be expensed. The Company is in the process of determining what impact, if any, this pronouncement will have on its consolidated financial statements.

   (w) Reclassifications

   Certain prior year amounts have been reclassified to conform to the current year presentation. Certain reclassifications have been made to Allright's historical financial statements to conform to the Company's presentation.

(2) BUSINESS COMBINATIONS

ALLRIGHT MERGER

   On March 19, 1999, Central Parking completed a merger with Allright, pursuant to which approximately 7.0 million shares of Central Parking common stock and approximately 0.5 million options and warrants to purchase common stock of Central Parking, were exchanged for all of the outstanding shares of common stock and options and warrants to purchase common stock of Allright. Each outstanding share of Allright common stock and each outstanding option or warrant to purchase such common stock was exchanged for 87.6367273 shares of Central Parking common stock. The transaction has been accounted for as a pooling-of-interests under APB Opinion No. 16. Accordingly, Central Parking's consolidated financial statements have been restated to reflect the combined results of operations, financial position and cash flows of Central Parking and Allright as if Allright had been part of Central Parking since October 31, 1996, the date of Allright's inception.

   The Company incurred merger costs of approximately $41.0 million in fiscal 1999 in connection with the merger with Allright. These costs, which are directly attributable to the merger and incremental to the combining companies, are recognized when incurred and are reflected in the accompanying statement of earnings as merger costs. Included in these costs are approximately $20.7 million for professional fees; comprised of investment banking, legal, accounting, and consulting fees; $11.3 million related to employment agreements and severance contracts; $7 million related to the restructuring agreement with the limited partner of Edison (See Note 1(g)); and the balance of $2.0 million in travel, supplies, printing, and other out of pocket costs. In connection with the merger, Allright entered into certain employment and management continuity agreements with certain employees. See Note 13.

Following are the results of operations for the separate companies prior to the merger and the combined amounts presented in the consolidated financial statements (in thousands):

                                                           YEARS ENDED SEPTEMBER 30
                                                           1997               1998
                                                       -------------------------------
            Total revenue:
            Central Parking                              $220,454             $383,175
            Allright                                      118,483              217,224
                                                         --------             --------
                                                         $338,937             $600,399
                                                         ========             ========

            Earnings (loss) before income taxes
            and
            Extraordinary item:
            Central Parking                              $ 32,412             $ 44,224
            Allright                                         (715)               2,294
                                                         --------             --------
                                                         $ 31,697             $ 46,518
                                                         ========             ========

PURCHASE ACQUISITIONS

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

   On April 16, 1997 the Company consummated the sale of 50% of Civic to its joint venture partner, an affiliate of Equity Capital Holdings, LLC, for $46.0 million in cash. No gain or loss was recognized on the sale of the 50% interest. The Company accounts for the remaining interest in Civic under the equity method. Such results are included in the accompanying consolidated financial statements from December 31, 1996. Central Parking continues to operate these garages pursuant to a management contract with Civic.

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

   Square operated facilities primarily in the Northeastern, part of the United States. The Square acquisition was accounted for using the purchase method and, accordingly, the results of operations of Square have been included in the Company's consolidated financial statements from January 18, 1997. The purchase price has been allocated to Square's assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired of $29.3 million is being amortized on a straight-line basis over 25 years.


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

   Diplomat Parking Corporation

   On October 1, 1997, Central Parking acquired the stock and certain assets of Diplomat for approximately $22.2 million in cash and notes payable. Diplomat operated parking facilities located primarily in Washington, D.C. and Baltimore, Maryland. The acquisition was accounted for as a purchase, and accordingly, the results of operations of Diplomat have been included in the Company's consolidated financial statements from the date of acquisition. The excess of purchase price over the fair value of the net assets acquired of $20.7 million is being amortized on a straight-line basis over 25 years.

   National Garages, Inc.

   On December 1, 1997, Allright purchased substantially all of the assets of National Garages, Inc. ("National"), a privately owned parking company based in Detroit, which operated facilities located primarily in the Midwestern United States. The purchase price of approximately $3.7 million was paid in cash and financed through working capital and $2.2 million in debt under Allright's previous revolving line of credit.

   Kinney System Holding Corp.

   On February 12, 1998, Central Parking acquired Kinney System Holding Corp ("Kinney"), a privately held parking company headquartered in New York City, for approximately $208.8 million, including $171.8 million in cash, including transaction fees and related expenses, and $37.0 million (882,422 shares) in Central Parking common stock. In connection with this transaction, Central Parking assumed $10.3 million in capital leases, refinanced $24.2 million in existing Kinney debt and assumed $4.6 million of Kinney debt. Central Parking financed the Kinney acquisition through borrowings under the Company's credit facility, and ultimately from the issuance of Central Parking common stock and Central Parking obligations pursuant to the Trust Issued Preferred Securities. Kinney operated parking facilities in the New York City metropolitan area, Boston, Philadelphia and Washington, D.C. The acquisition was accounted for as a purchase and the results of operations are included in the Company's consolidated financial statements from February 12, 1998. The excess of purchase price over the fair value of net assets acquired of $197.6 million is being amortized on a straight-line basis over 30 years.

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

   Central Parking System of Louisiana, Inc.

   Central Parking has historically owned 50% of Central Parking System of Louisiana ("CPS-Louisiana") and on March 30, 1998, purchased the remaining 50% from Property Service Corporation for $2.5 million in Central Parking common stock (52,631 shares). The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to CPS-Louisiana assets and liabilities. The excess of purchase price over fair value of net assets acquired of $2.5 million is being amortized on a straight-line basis over 5 years.

    Turner Parking System, Inc.

    On April 1, 1998, Central Parking purchased substantially all of the assets of Turner Parking System, Inc. ("Turner"), a privately-held parking company headquartered in Dallas, Texas, for $3.8 million, including $3.0 million in cash and $800 thousand (16,842 shares) in Central Parking common stock. Turner operated parking facilities in Texas, Florida, California, Georgia, and Washington, D.C. The results of operations are included in the Company's consolidated financial statements from April 1, 1998. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to Turner's assets and liabilities. The excess of purchase price over fair value of net assets acquired of $3.7 million is being amortized on a straight-line basis over 10 years.

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

   Allied Parking

   On October 1, 1998, Allright purchased from Allied Parking, Inc. ("Allied") four leases relating to parking facilities in New York City, with maturities ranging from 2006 to 2029 for approximately $14.2 million. Allied agreed to lease to Allright two more lots for 19 years, each in exchange for a note receivable of $4.9 million, secured by an assignment of rents. Allright also purchased the right to use the "Allied Parking" name associated with these leases for $835 thousand. On November 8, 1998, Allright purchased six additional leases from Allied Parking with maturities ranging from 1999 to 2008 for $5.1 million. Allright also purchased the right to use the "Allied Parking" name associated with these leases for $300 thousand. During April 1999, the Company purchased an additional lease from Allied Parking which matures in 2020 for $3.0 million, and also purchased the right to use the "Allied Parking" name associated with it as part of the purchase price.

    New York Partnership

    On May 28, 1999 the Company purchased the remaining 60% interest in a partnership, a limited liability company, which operates a parking facility in New York City for $20.5 million in cash. The Company previously owned 40% of the partnership. The previous partner will continue to manage the garage for the next 7 years.

The following unaudited pro forma condensed results of operations give effect to the acquisition of Square, Civic Parking, Car Park, Diplomat, Kinney, CPS-Louisiana, Turner and Sterling as if such transactions had occurred at October 1, 1997 (in thousands except for earnings per share):

                                                                               Twelve Months Ended
                                                                                September 30, 1998
                                                                                ------------------

        Total revenues                                                           $         653,122
        Earnings before income taxes and extraordinary item                                 42,232
        Net earnings, before extraordinary item                                             22,461
        Basic earnings before extraordinary item per share                       $            0.64
        Basic weighted average common shares outstanding                                    34,982
        Diluted earnings before extraordinary item per share                     $            0.63
        Diluted weighted average common shares outstanding                                  35,682

    The foregoing unaudited proforma amounts are based upon certain assumptions and estimates, including, but not limited to, the recognition of interest expense on debt incurred to finance the acquisitions and amortization of goodwill over 5 to 30 years. The unaudited proforma amounts do not necessarily represent results, which would have occurred if the acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations. The pro forma results of operations for the year ended September 30, 1998 do not reflect certain operational and financial combination benefits which, in management' opinion, are the direct result of the Square and Kinney acquisitions.

    Prime Group Realty Trust

    On May 10, 1999, the Company announced a definitive agreement to purchase a parking facility that is being developed in Chicago by a wholly owned subsidiary of Prime Group Realty Trust (NYSE: PGE). The purchase price is approximately $37.3 million. The garage will have a total of 1,018 parking spaces as well as 4,200 square feet suitable for retail. Under the terms of the agreement, the purchase will occur upon completion of the parking facility, which is expected in the latter part of 2000.

     (3) NOTES RECEIVABLE

     The Company sold a parking garage in July 1997. As part of the sale, the Company received $3 million in cash and a note for $10.2 million secured by a mortgage. The note is a balloon note, with principal due in full on or before July 7, 2000. The note requires quarterly interest payments at 8.25%. The Company recognized a gain of $3.1 million on this sale, which was included in net gains on sales and divestitures of property and equipment in the consolidated statement of earnings for fiscal 1997.

     In connection with the Kinney acquisition, the Company acquired a note receivable from the City of New York (the "City") related to two parking garages which were built on behalf of the City. The Company also has a long-term management agreement to operate the parking garages. Amounts advanced for the construction of the garages were recorded as a note receivable and are being repaid by the City in monthly installments of $156 thousand including interest at 8.0% through December 2007. In connection with the purchase, the note receivable was recorded at estimated fair value. At September 30, 1999, the book value of the note receivable was $11.5 million.

     In June 1997, Allright loaned the limited partner of Edison $16.5 million in connection with Allright's acquisition of its general partnership interest in Edison. In conjunction with the merger of Allright and Central Parking, the partnership agreement was restructured and an additional $9.9 million was advanced to the limited partner. The amended note receivable totals $26.4 million and bears interest at 10%. The note matures June 1, 2006 and is secured by a pledge of, and security interest in, the limited partner's partnership interest in Edison.

     In connection with the Allright merger, the Company acquired a mortgage note of $2.5 million, bearing interest at 7.7%, from a partnership which is secured by a parking garage and rental assignments. The loan is a balloon note which matures in August 2010. In connection with the acquisition of Allied, the Company obtained notes receivables totaling $4.9 million, secured by an assignment of rents from the properties being leased. The notes are payable monthly and bear interest at the rate of 7%.

     The remainder of the notes receivable consist of notes ranging from $17 thousand to $1.1 million at the end of fiscal 1998, and notes ranging from $10 thousand to $1.5 million at the end of fiscal 1999. The notes bear interest at rates ranging from 8% to 12% at the end of fiscal 1999.

     (4) INVESTMENTS

     The amortized cost, gross unrealized gains, gross unrealized losses, and approximate fair values for such securities are presented as follows (in thousands):

                                                                               SEPTEMBER 30,
                                                                           1998               1999
                                                                       ------------------------------
                  Amortized cost                                       $     5,087      $       5,488
                  Unrealized gains                                             276                 67
                  Unrealized losses                                             (8)               (75)
                                                                       -----------      -------------
                   Fair value                                          $     5,355      $       5,480
                                                                       ===========      =============

     The amortized cost and approximate fair value of debt securities at September 30, 1999 by average estimated maturity are shown below (in thousands):

                                                                      AMORTIZED COST      FAIR VALUE
                  ------------------------------------------------------------------------------------
                  Due in one year or less                              $       679      $         675
                  Due after one year through five years                      1,714              1,763
                  Due after five years through ten years                     1,920              1,939
                  Due after ten years                                        1,175              1,103
                                                                       -----------      -------------
                  Total securities                                     $     5,488      $       5,480
                                                                       ===========      =============

     (5) PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

     A summary of property, equipment, and leasehold improvements and related accumulated depreciation and amortization is as follows (in thousands):

                                                                                 SEPTEMBER 30,
                                                                            1998               1999
----------------------------------------------------------------------------------------------------------
                  Leasehold improvements                               $    25,364      $      38,579
                  Buildings and garages                                     52,482             72,302
                  Operating equipment                                       36,662             52,907
                  Furniture and fixtures                                     3,657              5,101
                  Capital leases                                             5,127              5,096
                  Aircraft                                                   4,250              4,250
                                                                       -----------      -------------
                                                                       $   127,542      $     178,235
                  Less accumulated depreciation and amortization            28,836             46,667
                                                                       -----------      -------------
                                                                            98,706            131,568
                  Land                                                     283,800            289,522
                                                                       -----------      -------------
                  Property, equipment and
                  leasehold improvements, net                          $   382,506      $     421,090
                                                                       ===========      =============

   In the fourth quarter of fiscal 1999, the Company recognized an impairment loss of approximately $1.2 million related to a parking garage which the Company intends to dispose of. The net book value of the property before impairment charge approximated $4.6 million and the estimated net realizable value, based on a signed sale contract, is estimated to be $3.4 million. The sale is expected to close in January 2000.

     (6) INTANGIBLE AND OTHER ASSETS.

Contract and lease rights and accumulated amortization are as follows (in thousands):

                                                                                SEPTEMBER 30,
                                                                           1998              1999
                  ----------------------------------------------------------------------------------------
                  Contract and lease rights                            $    71,403      $     115,535
                  Less accumulated amortization                              8,931             18,377
                                                                       -----------      -------------
                  Contract and lease rights, net                       $    62,472      $      97,158
                                                                       ===========      =============

Goodwill at September 30, 1998 and 1999 consists of (in thousands):

                                                                               SEPTEMBER 30,
                                                                           1998              1999
                  ----------------------------------------------------------------------------------------
                  Excess of purchase price over net assets acquired    $   298,082      $     298,831
                  Less accumulated amortization                              9,912             21,031
                                                                       -----------      -------------
                  Goodwill, net                                        $   288,170      $     277,800
                                                                       ===========      =============

Amortization of goodwill amounted to $1.5 million, $8.0 million, and $11.1 million for the years ended September 30, 1997, 1998, and 1999, respectively.

Included in other assets are unamortized balances related to non-competition agreements of $1.8 million at September 30, 1998, and $1.9 million at September 30, 1999.

(7) INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES

     The following tables reflect the financial position and results of operations for the partnerships and joint ventures as of September 30, 1998 and 1999, and for the three years ended September 30, 1999 (in thousands):

                                                          INVESTMENT IN
                                                         AND ACCUMULATED                        ADVANCES
                                                            LOSSES IN                        TO PARTNERSHIPS
                                                        PARTNERSHIPS AND                        AND JOINT
                                                         JOINT VENTURES                         VENTURES
                                                      1998             1999               1998           1999
-------------------------------------------------------------------------------------------------------------------
         Civic Parking, LLC                      $    14,907      $    14,439       $        --      $
         Commerce Street Joint Venture                  (872)            (898)              721            688
         Larimer Square Parking Associates             1,007            1,003             2,212          2,022
         12 West 48th Street, LLC                      8,585               --                --             --
         Lodo Parking Garage                           1,230            1,200                --             --
         Arizona Stadium Parking Garage LLC            1,505            1,540                --             --
         CPS Mexico                                      976            1,615             2,313          3,222
         157166 Canada, Inc.                             (47)             (46)            1,138          1,150
         Walnut-12                                     1,197              932                --             --
         Other                                         5,464            3,995                40          1,356
                                                 -----------      -----------       -----------      ---------
                                                 $    33,952      $    23,780       $     6,424      $  8,438
                                                 ===========      ===========       ===========      =========


                                                     EQUITY IN PARTNERSHIPS AND                 JOINT VENTURES
                                                       JOINT VENTURES EARNINGS                       DEBT
                                                 1997           1998           1999           1998          1999
-------------------------------------------------------------------------------------------------------------------
     Civic Parking, LLC                     $   2,877       $   2,383      $   1,844      $  59,709       $  59,060
     Commerce Street Joint Venture                504             602            584          7,346           7,058
     Larimer Square Parking Associates             59             103            164          3,334           3,137
     12 West 48th Street, LLC                      --             548            510             --              --
     Lodo Parking Garage                          126             145            203             --              --
     Arizona Stadium Parking Garage LLC            --             230             20          1,976           1,969
     CPS Mexico                                   514             505            638             --              --
     157166 Canada, Inc.                           (3)             (4)             5             --              --
     Walnut-12                                    143             164            158             --              --
     Other                                         18             570          1,107          4,481           4,343
                                            ---------       ---------      ---------      ---------       ---------
                                            $   4,238       $   5,246      $   5,233      $  76,846       $  75,567
                                            =========       =========      =========      =========       =========

   (a) Civic Parking, LLC

   The Company has a 50% joint venture ownership in Civic Parking LLC ("Civic") which owns four parking garages and retail space in St. Louis Missouri. The Company's results of operations include 50% of the net earnings of Civic for the periods presented.

   In March 1998, Civic obtained financing with a financial institution for approximately $60 million. Civic distributed the loan proceeds to its shareholders, and as a result, Central Parking received in 1998 net proceeds of $30.3 million from this transaction, which reduced the Company's carrying value of its investment in partnerships and joint ventures. Unaudited summary information for Civic Parking is as follows (in thousands):

                                                                          SEPTEMBER 30,
                                                                   1998                    1999
                                                              -------------------------------------
                  Financial position:
                  Land, property and equipment, net           $      89,124           $      88,304
                  Cash                                                1,662                   1,121
                  Other assets                                          108                     344
                  Liabilities                                       (60,932)                (60,567)
                                                              -------------           -------------
                  Net assets                                  $      29,962           $      29,202
                                                              =============           =============

                                                                      YEAR ENDED SEPTEMBER 30,
                                                                     1998                   1999
                                                              -------------------------------------
                  Results of operations:
                  Revenue                                     $       9,241           $      10,038
                  Cost of operations                                  4,649                   6,704
                                                              -------------           -------------
                  Net earnings                                $       4,592           $       3,334
                  Distributions to Central Parking            $      32,910           $       2,313
                                                              =============           =============

   (b) Commerce Street Joint Venture Realty

   Commerce Street Joint Venture Realty, a subsidiary of Central Parking Corporation, has a 50% interest in a joint venture that owns a parking complex in Nashville, Tennessee. The complex consists of the original parking garage and retail space (the "Original Facility") and an addition to the parking garage (the "Addition") constructed several years after the completion of the Original Facility.

   The joint venture financed the Original Facility with industrial development bonds in the original principal amount of $8.6 million (the "Series A Bonds") issued by The Industrial Development Board of the Metropolitan Government of Nashville and Davidson County (the "Metro IDB"). The Metro IDB holds title to the Original Facility, which it leases to the joint venture under a lease expiring in 2016. The lease of the Original Facility obligates the venture to make lease payments corresponding to principal and interest payable on Series A Bonds and provides the venture with an option to purchase the Original Facility at any time by paying the amount due under the Series A Bonds and making a nominal purchase payment to the Metro IDB. The joint venture refinanced the Series A Bonds in 1994 to achieve more favorable interest rate terms.

   Also included in investments in and advances to partnerships and joint ventures are the Series B Bonds purchased in April 1994 relating to the Commerce Street Joint Venture in the amounts of $743 thousand and $716 thousand at September 30, 1998 and 1999, respectively. The Bonds require monthly interest and principal payments at the index rate (prime) plus 250 basis points (11% at September 30, 1999) through 2009. The minimum interest rate is 9.5% and the maximum interest rate is 12%. The Bonds are secured by a mortgage on the project which is subordinate to the industrial development bonds. The remainder of the Series B Bonds are owned by the other joint venture partner.

   (c) Larimer Square Parking Associates

   The Company owns a 50% interest in a joint venture that owns a parking complex in Denver, Colorado. The complex, which was completed in February 1996, was constructed and financed by the joint venture partners. The Company invested $991 thousand in the joint venture and loaned the joint venture $1.1 million in the form of a construction note, bearing interest at 9.5%, which was converted to a term note in August 1996, following completion of the project. An additional $1.4 million was loaned by the Company which will be repaid through sales tax and property tax revenues by the Denver Urban Renewal Authority at an interest rate of 10%. The Company manages the parking facility for the venture.

   (d) 12 West 48th Street, LLC

   In connection with the Kinney acquisition, the Company acquired a 40% interest in a limited liability company which owns and operates a garage and two adjacent buildings in New York City. Kinney's carrying value of $4.4 million was increased by $3.8 million to reflect the estimated fair value of the partnership's underlying net assets. During 1999, the Company purchased the remaining 60% interest in the limited liability company for $20.5 million in cash. The previous partner will continue to manage the garage for the next seven years.

   (e) Lodo Parking Garage, LLC

   In March 1995, the Company acquired a 50% interest in a joint venture which holds a parking complex in Denver, Colorado. The Company invested $1.4 million in the joint venture and manages the parking facility for the joint venture.

   (f) Arizona Stadium Parking Garage, LLC

   The Company owns a 50% interest in a joint venture which constructed the Arizona Diamondback Stadium Parking Garage. The Company operates this parking facility for the joint venture. The Company purchased the remaining interest in this partnership in November 1999 for $1.5 million.

   (g) CPS Mexico, Inc.

   The Company holds 50% interest in a Mexican joint venture which manages and leases various parking structures in Mexico. The Company also has advanced $2.3 and $3.2 million at September 30, 1998 and 1999, respectively, to the affiliate. These loans bear interest between 10% and 15% and require principal payments over various terms through 2001.

   (h) 157166 Canada, Inc.

   In September 1998, the Company acquired a 50% interest in a Canadian joint venture which holds a parking facility in Montreal, Quebec. The Company operates this parking facility for the joint venture.

     (8) LONG TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long term debt and capital lease obligations consisted of the following (in thousands):

                                                                       As of September 30,
                                                                     1998             1999
                                                                  --------------------------
     New Credit Facility
       Term note payable                                          $      --       $  200,000
       Revolving credit facility                                         --          149,100

     Previous Credit Facility
       Term note payable                                                 --               --
       Revolving credit facility                                     48,150               --

     Allright Facilities
       CSFB Term Loans                                              184,954               --
       Permitted Acquisition Loan                                    31,260               --

     Other notes payable                                              8,048            6,715
     Capital lease obligations                                       13,788           13,348
                                                                  --------        ----------

         Total                                                      286,200          369,163
         Less: current maturities of long term obligations           (2,881)         (31,682)
                                                                  --------        ----------
         Total long term obligations                              $283,319        $  337,481
                                                                  ========        ==========

     On March 19,1999, the Company established a new credit facility (the "New Credit Facility") providing for an aggregate availability of up to $400 million consisting of a five-year $200 million revolving credit facility including a sub-limit of $25 million for standby letters of credit, and a $200 million five-year term loan. The principal amount of the term loan shall be repaid in quarterly payments of $12.5 million commencing June 30, 2000 and continuing until the loan is repaid. Interest is payable on borrowings under the New Credit Facility, at the election of the Company, at either a "Base Rate" or a "Eurodollar Rate" (each as defined in the New Credit Facility agreement), plus a grid based margin based upon the Company achieving certain financial ratios (prior to and including June 30,1999, borrowings under the New Credit Facility were fixed at either prime rate plus 0.5% or LIBOR plus a margin of 1.125%). The Company used the New Credit Facility to replace the Company's previous credit facility and to refinance the existing debt of Allright. The amount outstanding under the Company's New Credit Facility as of September 30, 1999 is $349.1 million with a weighted average interest rate of 6.45% as of September 30, 1999.

     The New Credit Facility contains covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends paid. On December 28, 1999 the Company entered into an amendment and waiver to the New Credit Facility agreement relating to the waiver of non-compliance with certain loan covenants at September 30, 1999. This amendment and waiver contains, among other things, provisions for up-front fees of 0.125%. Interest rates are not be affected by the amendment and will continue to be based upon the existing grid and determined based on certain financial ratios, as amended.

     The Company is required under the New Credit Facility to enter into certain interest rate protection agreements designed to fix interest rates on variable rate debt and reduce exposure to fluctuations in interest rates. On October

27, 1999 the Company entered into a $25 million interest rate swap for a term of four years, cancelable after two years at the option of the counterparty, under which the Company will pay to the counterparty a fixed rate of 6.16%, and the counterparty will pay to the Company a variable rate equal to LIBOR. The transaction involved an exchange of fixed rate payments for variable rate payments and do not involve the exchange of the underlying nominal value.

     The Company had previously established a credit facility (the "Previous Credit Facility") providing for an aggregate availability of up to $300 million, consisting of a five-year $200 million revolving credit facility, including a sub-limit of $25 million for standby letters of credit, and a $100 million term loan. The $100 million term loan was repaid with proceeds from securities offerings completed in March 1998, and the remaining balance of the revolving credit facility was repaid with proceeds from the New Credit Facility.

     In October 1996, Allright entered into a credit agreement for the purpose of financing the purchase of Allright Corporation ("CFSB Term Loan"). Additionally, in October 1996, Allright defeased all of its Industrial Development Revenue Bonds (IRBs) in the amount of $17.9 million and recorded an extraordinary loss of $1.0 million, net of tax. At September 30, 1999, approximately $15.0 million of the IRB's remain outstanding in a trust secured by U.S. Treasury Bills which were used to defease these instruments. The credit facility was obtained in two tranches with two sub-portions to the first tranche. The first tranche, sub-part A of $30 million, bore an annual interest rate of one month LIBOR plus 3.00% through October 30, 1998, and LIBOR plus 3.25% thereafter. The first tranche, sub-part B of $125 million bore an annual interest rate of LIBOR plus 3.00% through October 31, 1998, and LIBOR plus 3.25% thereafter. The second tranche, of $30 million, bore an annual interest rate of 12.25% up to October 30, 1998, and 12.5% thereafter. All tranches were set to mature October 30, 1999. These obligations were repaid upon consummation of the merger of Allright and the Company from proceeds of the New Credit Facility, described above. In connection with the repayment of such amounts, the Company recognized an extraordinary loss of $1.0 million, net of tax.

     Allright had a revolving line of credit (Permitted Acquisition Loan) with a maximum borrowing capacity of $75 million, maturing October 30, 1999. The Permitted Acquisition Loan provided for interest per annum equal to LIBOR plus
3.75 percent on outstanding borrowings. Allright also had a revolving line of credit and letter of credit agreement ("revolver") with a maximum borrowing capacity of $5.1 million, maturing October 1, 1999. The revolver provided for interest per annum equal, at the Company option, to either the Prime Rate of interest or LIBOR plus 2.75 percent on outstanding borrowings. The revolver and permitted acquisition facilities were terminated in conjunction with the merger.

     In addition to the Credit Facility, the Company also has several notes payable outstanding totaling $6.7 million, which are secured by related real estate and equipment and bear interest at rates ranging from 6.1% to 10.0%. These balances mature from dates in 1999 to 2021. Future maturities under these notes payable are as follows (in thousands):

                                                    YEAR ENDED
                                                   SEPTEMBER 30,
                                                 ----------------
                   2000                          $          2,683
                   2001                                       397
                   2002                                       355
                   2003                                       390
                   2004                                       426
                   Thereafter                               2,464
                                                 ----------------
                                                 $          6,715
                                                 ================

     In connection with the Kinney acquisition, the Company assumed an agreement whereby a parking structure and the corresponding land upon which it sits are leased under a long-term arrangement. The parking structure is accounted for as a capital lease, and the underlying land is accounted for as an operating lease. The original agreement called for lease payments over a twenty-year term at a 17.4% interest rate. In connection with purchase accounting, the carrying value of the related obligation was recorded at fair value. The carrying amount of the capital lease obligation at September 30, 1999 was $7.9 million, bearing interest at a rate of 8.0% per annum and requiring monthly payments of approximately $167,000 per month. The operating lease requires a payment of approximately $183,000 per month. The lease agreements run through December 2003.

     The future minimum lease payments under all capital lease obligations are as follows (in thousands):

                    YEAR ENDED SEPTEMBER
                           2000                                                 $       4,991
                           2001                                                         3,616
                           2002                                                         3,214
                           2003                                                         2,605
                           2004                                                           814
                           Thereafter                                                   1,742
                                                                                -------------
                                                                                       16,982

                           Less interest portion at rates ranging from
                           6.1% to 10%                                                 (3,635)
                           Less current portion                                        (3,999)
                                                                                -------------
                                                                                $       9,348
                                                                                =============


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

     In connection with Allright's acquisition of Allright Corporation in October 1996, warrants to purchase 1,177 shares of Allright common stock at $0.01 exercise price were issued. The fair value of the warrants on the date of grant, estimated at $1,177,000, was recorded as additional purchase consideration in the formation of Allright. As a result of the Company's merger with Allright, such warrants represent rights to acquire 103,148 shares of Central Parking common stock.

     Effective October 1, 1997, the Company adopted the provisions of SFAS No.
128. SFAS No. 128 replaced the
previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share for all periods presented have been calculated and presented in accordance with SFAS No. 128.

The following tables set forth the computation of basic and diluted earnings per share:

                                           YEAR ENDED                         YEAR ENDED                    YEAR ENDED
                                        SEPTEMBER 30, 1997                SEPTEMBER 30, 1998             SEPTEMBER 30, 1999
                                 Income      Common                Income      Common                Income    Common
                                Available    Shares   Per-share   Available    Shares   Per-share   Available   Shares   Per-share
                                 ($000's)    (000's)    Amount     ($000's)    (000's)    Amount     ($000's)   (000's)    Amount
    -------------------------------------------------------------------------------------------------------------------------------
       Basic earnings per
       share before
       extraordinary item        $18,686     30,070     $0.62      $26,145     34,618     $0.76      $4,684     36,349     $0.13

       Effects of dilutive
         stock and options:
       Stock option plan
         and warrants                 --        210      (.01)          --        474     (0.02)         --        466        --

       Restricted stock plan          --        185        --           --        172        --          --        173        --

       Deferred stock unit plan       --         --        --           --          9        --          --         30        --

       Employee stock
       Purchase plan                  --         47        --           --         39        --          --         38        --
                                 -------     ------     -----      -------     ------     -----      ------     ------     -----
       Diluted earnings per
        share before
        extraordinary item       $18,686     30,512     $0.61      $26,145     35,312     $0.74      $4,684     37,056     $0.13
                                 =======     ======     =====      =======     ======     =====      ======     ======     =====

     Weighted average common shares used for the computation of basic earnings per share excludes certain common shares issued pursuant to the Company's restricted stock plan and deferred compensation agreement, because under the related agreements the holders of restricted stock will forfeit such shares if certain employment or service requirements are not met. The effect of the conversion of the company-obligated mandatorily redeemable securities of the subsidiary trust has not been included in the diluted earnings per share calculation since such securities were anti-dilutive for all periods. At September 30, 1999, such securities were convertible into 2,000,000 shares of common stock. Options to acquire 481,573 shares of common stock were excluded from the 1999 diluted earnings per share calculation because they were antidilutive.

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

Future minimum rental commitments under operating leases and subleases are as follows (in thousands):

                                                                            YEAR ENDED SEPTEMBER 30,
                                                                            ------------------------
                                                                  Fixed            Sub-rental          Net
                                                                   Rent              Income            Rent
                                                              ------------------------------------------------
                 2000                                         $    196,116        $     5,734    $     190,382
                 2001                                              165,201              4,681          160,520
                 2002                                              135,256              3,664          131,592
                 2003                                              111,678              3,350          108,328
                 2004                                               92,278              2,779           89,499
                 Thereafter                                        622,379              8,008          614,371
                                                              ------------        -----------    -------------
                 Total future operating lease commitments     $  1,322,908        $    28,216    $   1,294,692
                                                              ============        ===========    =============

Rental expense for all operating leases and rental income from subleases are reflected in cost of parking and were as follows (in thousands):

                                                                              YEAR ENDED SEPTEMBER
                                                                   1997             1998             1999
                                                              ----------------------------------------------
         Rentals:
         Minimum                                              $   108,169       $  206,241       $   237,684
         Contingent                                                36,131           60,989            75,732
                                                              -----------       ----------       -----------
         Total rent expense                                       144,300          267,230           313,416

         Less sub-lease income                                      4,809            8,433            12,706
                                                              -----------       ----------------------------
         Total rent expense, net                              $   139,491       $  258,797       $   300,710
                                                              ===========       ==========       ===========

(12) INCOME TAXES

Income tax expense consists of the following (in thousands):

                                                                              YEAR ENDED SEPTEMBER
                                                                   1997             1998             1999
                                                              ----------------------------------------------
         Current:
          Federal                                             $     9,940       $   13,593       $    12,781
          Jobs credit, net of federal tax benefit                     (98)            (247)             (325)
                                                              -----------       ----------       ------------
         Net federal current tax expense                            9,842           13,346            12,456
         State                                                      1,940            3,251             1,355
         Non-U.S                                                      894              999             1,612
                                                              -----------       ----------       ------------
                                                                   12,676           17,596            15,423
         Deferred:
         Federal and state                                            366            2,780            (3,043)
         Non-U.S.                                                     (31)              (3)               --
                                                              -----------       ----------       ------------
                                                                      335            2,777            (3,043)
                                                              -----------       ----------       ------------
         Total income tax expense from continuing operations  $    13,011       $   20,373       $    12,380
                                                              ===========       ==========       ===========

Total income taxes are allocated as follows (in thousands):

                                                                            YEAR ENDED SEPTEMBER
                                                                   1997             1998             1999
                                                              ----------------------------------------------
         Income tax expense from continuing operations        $    13,011       $   20,373       $    12,380
         Acquisition related expenses for tax purposes
           in excess of amounts recognized for financial
           reporting purposes                                      (1,423)          (1,467)             (707)
         Shareholders' equity, for compensation expense for
           tax purposes in excess of amounts recognized for
           financial reporting purposes                              (213)            (568)             (635)
         Extraordinary item                                          (502)              --              (587)
                                                              -----------       ----------       -----------
         Total income taxes                                   $    10,873       $   18,338       $    10,451
                                                              ===========       ==========       ===========

     Provision has not been made for U.S. or additional foreign taxes on approximately $11.9 million, $12.1 million and $14.8 million at September 30, 1997, 1998, and 1999, respectively, of undistributed earnings of foreign subsidiaries, as those earnings are intended to be permanently reinvested.

     A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to earnings before income taxes and extraordinary item is summarized as follows (in thousands):

                                                                          Year Ended September 30,
                                                              1997                  1998                 1999
                                                            $        %           $        %            $        %
                                                     --------------------------------------------------------------
U.S. Federal statutory rate on earnings before
   income taxes and extraordinary loss               $  11,094     35.0%   $  16,281    35.0%    $   5,972    35.0%
State and city income taxes, net of federal

   income tax benefits                                   1,296      4.1        2,113     4.5           881     5.2
Jobs credits, net of federal tax benefit                   (98)    -0.3         (247)   -0.5          (325)   -1.9
Non-deductible goodwill amortization                       524      1.7        2,598     5.6         3,438    20.1
Non-deductible merger costs                                 --       --           --      --         3,820    22.4
Other                                                      195      0.5         (372)   -0.8        (1,406)   -8.3
                                                     --------------------------------------------------------------
Income tax expense from continuing operations        $  13,011     41.0%   $  20,373    43.8%    $  12,380    72.5
                                                     ==============================================================

Sources of deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                                         SEPTEMBER 30,
                                                                                    1998             1999
                                                                                ----------------------------
         Deferred tax assets:
         Deferred compensation expense                                          $    6,182       $     6,105
         Accrued expenses and reserves                                                 104                25
         Prepaid expenses                                                              333               288
         Charitable contribution of property                                         1,922               696
         Net operating loss carry forwards                                          19,990            21,200
         Capitalized leases                                                          2,554             2,396
         Tax credit carry forwards                                                     587               849
         Temporary differences related to Edison and its management contracts          702             4,030
         Deferred and capitalized expenses                                           4,635             5,518
         Other                                                                         462               397
                                                                                ----------       -----------
         Total gross deferred tax assets                                            37,471            41,504
         Deferred tax liabilities:
         Deferred tax gain on sales of properties                                   (1,367)           (1,367)
         Deferred installment gain on sale of property                              (2,019)           (2,019)
         Timing differences in recognition of partnership earnings                    (702)             (590)
         Accrued expenses and reserves                                                  --              (833)
         Property, plant and equipment, due to differences in
           depreciation and purchase business combinations                         (47,923)          (46,402)
         Other                                                                        (446)             (384)
                                                                                ----------       -----------
         Total gross deferred tax liabilities                                      (52,457)          (51,595)
         Valuation allowance on net operating loss carry forwards                  (17,363)          (17,364)
                                                                                ----------       -----------
         Net deferred tax liabilities                                           $  (32,349)      $   (27,455)
                                                                                ==========       ===========

     As of September 30, 1999, the Company has Federal net operating loss carry forwards of approximately $46.1 million, state and city net operating loss carry forwards of approximately $76.5 million, and foreign net operating loss carry forwards of approximately $0.5 million which expire between 2002 and 2014. The ability of the Company to fully utilize these net operating losses is limited due to changes in ownership of the companies which generated these losses. These limitations have been considered in determining the deferred tax asset valuation allowance shown above. Management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize deferred tax assets after giving consideration to the valuation allowance. The valuation allowance has been provided for loss carry forwards for which recoverability is not deemed to be more likely than not.

     (13) EMPLOYEE BENEFIT PROGRAMS

     (a) Stock Plans

     In August 1995, the Board of Directors and shareholders approved a stock plan for key personnel, which included a stock option plan and a restricted stock plan. Under this plan, incentive stock options, as well as nonqualified options and other stock-based awards, may be granted to officers, employees and directors. A total of 2,317,500 common shares have been reserved for issuance under these two plans combined. Options representing 1,145,546 shares are outstanding under this plan at September 30, 1999. Options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. At September 30, 1999, 279,311 shares had been issued through the restricted stock plan. Expense related to the vesting of restricted stock is recognized by the Company over the vesting period.

     In August 1995, the Board of Directors and shareholders also approved a stock plan for directors. This plan provides for the grant, upon each director's initial election, of options to purchase 11,250 shares to each non-employee director. In addition, each non-employee director who has served for a minimum of six months on the last day of each fiscal year will receive additional options to purchase 4,500 shares on that date. A total of 225,000 shares have been reserved for issuance under the plan. Options to purchase 211,500 shares are outstanding under this plan at September 30, 1999.

     The Company also has an Employee Stock Purchase Plan which began April 1, 1996, under which 450,000 shares of common stock have been reserved for issuance. The plan allows participants to contribute up to 10% of their normal pay (as defined in the Plan) to a custodial account for purchase of the Company's common stock. Participants may enroll or make changes to their enrollment annually, and they may withdraw from the plan at any time by giving the Company written notice. Employees purchase stock annually following the end of the plan year at a price per share equal to the lesser of 85% of the closing market price of the common stock on the first or the last trading day of the plan year. At September 30, 1999, 175,400 shares had been issued under this plan.

     As part of the transactions effecting the formation of Allright in October 1996, management of the Allright Corporation was granted an effective interest equal to $5.5 million. $1.7 million of this commitment was granted in October 1996.

     Effective January 1, 1998, the Allright 1998 Employee Stock Option Plan (the "1998 Incentive Plan") authorized 3,850 shares of common stock to be available for awards. The 1998 Incentive Plan is intended in part, as a vehicle by which Allright's board of directors could fulfill the commitment made to management of Allright Corporation, the predecessor company. Effective May 20, 1998, 1,605 incentive stock options (ISOs) were issued to management of Allright to purchase 1,605 shares of Allright's common stock at a price of $1,700 per share. Under the terms of the award, at the time of exercise, a special cash bonus shall be paid equal to the number of shares of common stock for which the ISO has been exercised times $1,700 per share. One-third of the ISOs vested on May 20, 1998, one-third on January 1, 1999, and the remaining third will vest on January 1, 2000. The ISOs expire January 1, 2008. In connection with the merger, these options were converted into options to purchase 140,657 shares of Central Parking common stock.

     In February 1997, stock options to purchase 2,917 shares of Allright's common stock were granted to an executive of Allright at an option price per share above market on the date of grant. Vesting commenced on March 1, 1997, with such options vesting at the rate of 61 shares per month. In connection with the merger, these options were converted into options to purchase 255,636 shares of Central Parking common stock.

     In July 1997, stock options to purchase 740 shares of common stock were granted to an executive of Allright at an option price per share above market on the date of grant. The options were scheduled to vest 25 percent on July 25, 1998, 1999, 2000 and 2001. In connection with the merger, these options were converted into options to purchase 64,851 shares of Central Parking common stock.

     Based on the terms in the respective agreements, all options to acquire Allright's common stock outstanding at June 30, 1999 accelerated at various rates due to the consummation of the merger between Allright and Central Parking.

     The following table summarizes the transactions pursuant to the Company's stock option plans for the last three fiscal years:

                                                                        NUMBER                     OPTION PRICE
                                                                       OF SHARES                  RANGE PER SHARE
         ---------------------------------------------------------------------------------------------------------
         Outstanding at September 30, 1996                               319,425                   $8.00 to $21.67
         ----------------------------------------------------------------------------------------------------------
         Granted                                                         537,609                  $12.55 to $30.50
         Exercised                                                        45,525                        $8.00
         Canceled                                                         18,000                        $21.25
         ----------------------------------------------------------------------------------------------------------
         Outstanding at September 30, 1997                               793,509                   $8.00 to $30.50
         ----------------------------------------------------------------------------------------------------------
         Granted                                                         587,155                  $19.40 to $51.06
         Exercised                                                        52,370                   $8.00 to $22.50
         Canceled                                                         53,250                  $21.25 to $43.44
         ---------------------------------------------------------------------------------------------------------
         Outstanding at September 30, 1998                             1,275,044                   $8.00 to $51.06
         ----------------------------------------------------------------------------------------------------------
         Granted                                                         330,370                  $27.75 to $50.38
         Exercised                                                       174,836                   $8.00 to $32.54
         Canceled                                                         73,532                  $21.25 to $50.38
         ---------------------------------------------------------------------------------------------------------
         Outstanding at September 30, 1999                             1,357,046                   $8.00 to $51.06
         ----------------------------------------------------------------------------------------------------------

     At September 30, 1999, options to purchase 853,601 shares of common stock were exercisable at a weighted average exercise price of $20.32. Such options had a weighted average remaining contractual life of 7.8 years.
The range of exercise prices per share for such options was $8.00 to $51.06.

     The Company accounts for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly, no compensation cost has been recognized. If compensation cost for these plans had been determined consistent with SFAS No. 123, "Accounting for Stock-Based-Compensation", the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:

                                                                            YEAR ENDED SEPTEMBER 30,
                                                                     1997             1998              1999
                                                              ----------------------------------------------------
      As reported:
        Net income (in thousands)                             $     17,654        $   26,145       $     3,682
        Basic earnings per share                                      0.59              0.76              0.10
        Diluted earnings per share                                    0.58              0.74              0.10

      Pro Forma - SFAS 123
        Net income (in thousands)                             $     16,462        $   23,114       $     1,807
        Basic earnings per share                                      0.55              0.67              0.05
        Diluted earnings per share                                    0.54              0.65              0.05

     The estimated weighted average fair value of the options granted were $8.64 for 1997 option grants, $12.00 for 1998 option grants, and $16.02 for 1999 option grants using the Black-Scholes option pricing model with the following assumptions: dividend yield based on historic dividend rates at the date of grant, volatility of 37%, risk free interest based on the treasury bill rate of 10 year instruments at the date of grant, and an expected life of ten years for all grants.

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

     A trusteed noncontributory profit sharing plan covered substantially all of the employees of Allright and was merged with the Company's existing profit sharing plan effective July 1, 1999.

     Employer expense associated with these plans was $1.8 million, $2.8 million, and $2.3 million in years 1997, 1998, and 1999, respectively.

     (c) Incentive Compensation Agreements

     The Company has incentive compensation agreements with certain key employees. Participating employees receive an annual bonus based on profitability of the operations for which they are responsible. Incentive compensation expense is accrued during the year based upon management's estimate of amounts earned under the related agreements. Incentive compensation under all such agreements was approximately $5.2 million, $5.8 million, and $5.0 million in years 1997, 1998 and 1999, respectively.

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

     The Company has a deferred compensation agreement that entitles the Chairman and Chief Executive Officer to annual payments of $500 thousand for a period of ten years following his termination, for any reason other than death, in exchange for a covenant not to compete. Thereafter, the officer is entitled to annual payments of $300 thousand until his death and, in the event his wife survives him, she is entitled to annual payments of $300 thousand until her death. The Company recognizes annual compensation expense pursuant to this agreement equivalent to the increase in the actuarially determined future obligation under the agreement.

     Compensation expense associated with these agreements was approximately $88 thousand, $330 thousand, and $370 thousand in fiscal years 1997, 1998 and 1999, respectively.

     Agreements with certain former key executives of Allright provide for aggregate annual payments ranging from $20 thousand to $144 thousand per year for periods ranging from 10 years to life, beginning when the executive retires or upon death or disability. Under certain conditions, the amount of deferred benefits can be reduced. Life insurance contracts with a face value of approximately $9.3 million have been purchased to fund, as necessary, the benefits under these agreements. The cash surrender value of the life insurance contracts is approximately $1.1 million and $1.5 million at June 30, 1998 and September 30, 1999, respectively, and is included in other non-current assets. The plan is a nonqualified plan and is not subject to ERISA funding requirements. Net deferred compensation costs for 1997, 1998 and 1999 were $316 thousand, $494 thousand and $557 thousand, respectively. At September 30, 1999, the Company had recorded a liability of $7.4 million for accrued pension costs associated with this plan. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 7%.

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

     The Company reserved 375,000 shares of common stock for issuance under the 1996 Deferred Stock Unit Plan. Participants may defer up to 50% of their salary. As of September 30, 1999 $1.1 million of compensation has been deferred under this plan.

     (f) Employment Agreements

     In connection with the Allright merger, Allright and the Company entered into various employment agreements with employees of Allright. These agreements included (a) retention payments to be made at the closing date of the merger if the individuals were still employees at such date, (b) two-year employment agreements, 50% of each employee's benefit thereunder to be paid at the closing date of the merger and the other 50% to be paid two years after such date, assuming the individuals were still employed with the Company, and (c) continuity benefits which were to be paid six months after the closing date of the merger, assuming the individuals were still employed at such date. As of September 30, 1999, payments made under these agreements total $9.3 million. Accrued and unpaid amounts related to the second installment of the two-year employment agreements totaled $300 thousand at September 30, 1999. All expenses associated with these agreements have been recognized in fiscal 1999, except for the unearned portion of the second installment of the two-year employment agreements ($700 thousand).

     (14) RELATED PARTIES

     The Company leases two properties from an entity 50% owned by the Company's chairman for $290 thousand per year for a 10-year term and pays percentage rent to the entity. Total rent expense, including percentage rent, was $354 thousand, $442 thousand, and $531 thousand in 1997, 1998 and 1999, respectively. The Company will receive 25% of the gain in the event of a sale of these properties during the term of the lease pursuant to the lease agreements. Management believes that such transactions have been on terms no less favorable to the Company than those that could have been obtained from unaffiliated persons.

     In connection with the acquisition of Kinney, the Company entered into a consulting agreement with a director of the Company. The Company paid $200 thousand to the director pursuant to this agreement during fiscal 1999. Additionally, the Company has entered into a limited partnership agreement with the same director whereby the director has agreed to seek new business opportunities in the form of leases and management contracts and renewals of existing leases and contracts as requested by the Company. During the fiscal year ended September 30, 1999, the Company paid or accrued approximately $418 thousand to the director in connection with this agreement.

     (15) CONTINGENCIES

     The Company is subject to various legal proceedings and claims, which arise in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to those proceedings and claims will not materially affect the financial position, operations, or liquidity of the Company. The Company maintains liability insurance coverage for individual claims in excess of various dollar amounts, subject to annual aggregate limits.

     In connection with the initial formation of Allright and its acquisition of Allright Corporation (predecessor company), Nedinco Delaware Incorporated ("Nedinco") and Hang Lung Development Company Ltd. agreed to indemnify Allright for certain costs and liabilities incurred in connection with or arising out of Allright's Corporation's operations prior to October 31, 1996. A $25 million letter of credit supports this indemnification.

     (16) SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments made for interest and income taxes were as follows (in thousands):

                                                                 YEAR ENDED SEPTEMBER 30,
                                                          1997             1998             1999
                                                     ----------------------------------------------
                  Interest                           $    14,837       $    27,516      $    32,971
                  Income tax                              12,231            17,901           12,181

     (17) BUSINESS SEGMENTS

     The Company's business activities consist of domestic and foreign operations. Foreign operations are conducted primarily in the United Kingdom, Canada, and Ireland. The Company also conducts business through joint ventures in Mexico, Germany, Poland, Spain and Chile. Revenues attributable to foreign operations were less than 10% of consolidated revenues for each of fiscal years 1997, 1998 and 1999. In 1999, the United Kingdom and Canada account for 62.5% and 34.1% of total foreign revenues, respectively. Therefore, the Company includes all foreign operations in a single reporting segment.

A summary of information about the Company's operations by segments is as follows (in thousands):

                                                                   YEAR ENDED SEPTEMBER
                                                         1997              1998             1999
                                                     ----------------------------------------------
                     Total revenues:
                     Domestic                        $   312,719       $   566,472      $   702,260
                     Foreign                              26,218            33,927           34,201
                                                     -----------       -----------      -----------
                      Consolidated                   $   338,937       $   600,399      $   736,461
                                                     ===========       ===========      ===========

                     Operating earnings:
                      Domestic                       $    37,798       $    68,140      $    31,370
                      Foreign                              2,628             3,512            5,089
                                                     -----------       -----------      -----------
                      Consolidated                   $    40,426       $    71,652      $    36,459
                                                     ===========       ===========      ===========

                     Earnings before income taxes and extraordinary item:


                     Domestic                        $    28,858       $    42,801      $    10,999
                     Foreign                               2,839             3,717            6,065
                                                     -----------       -----------      -----------
                     Consolidated                    $    31,697       $    46,518      $    17,064
                                                     ===========       ===========      ===========

                     Identifiable assets:
                     Domestic                        $   587,594       $   935,210      $ 1,040,644
                     Foreign                              11,099            18,812           23,933
                                                     -----------       -----------      -----------
                     Consolidated                    $   598,693       $   954,022      $ 1,064,577
                                                     ===========       ===========      ===========

     The Company is managed based on segments administered by senior vice presidents. These segments are generally organized geographically, with exceptions depending on the needs of specific regions. The following is a summary of revenues, costs, and other expenses by segment for the year ended September 30, 1999. It is impractical for the Company to report such segment information for prior years due to the numerous acquisitions in those periods, the Allright merger, and the Company's computer conversions in 1999 (in thousands).

                                                                                           All others
                                  One       Two      Three     Four       Five    Int'l   & gen'l Corp      Total
                              -------------------------------------------------------------------------------------
Parking revenue               $  90,371  $ 268,802  $95,177  $101,772  $61,832   $27,121    $    --      $  645,075
Management contract              16,814     22,616   16,733    12,573   15,570     7,080         --          91,386
                              -------------------------------------------------------------------------------------
Total revenues                  107,185    291,418  111,910   114,345   77,402    34,201         --         736,461

Cost of parking                  78,782    214,816   83,244    85,252   54,043    25,020         --         541,157
Cost of management                4,878      7,424    7,409     4,383    3,985      (339)        --          27,740
General & admin, goodwill,
  impairment and merger costs    11,311     34,614   14,130     9,763    8,591     4,431     48,265         131,105
                              -------------------------------------------------------------------------------------
Operating earnings               12,214     34,564    7,127    14,947   10,783     5,089    (48,265)         36,459

Interest income/(expense)/
  dividends, net                   (295)   (18,325)  (2,640)     (308)    (647)     (138)    (3,885)        (26,238)
Gains / losses                                                                                4,222           4,222
Minority interest                    --     (2,612)      --        --       --        --         --          (2,612)
Equity in partnerships and
   joint ventures                   746         --       --        --      139     1,114      3,234           5,233
                              ---------------------------------------------------------------------
Earnings before income tax
  and  extraordinary items       12,665     13,627    4,487    14,639   10,275     6,065    (44,694)         17,064
Income tax                                                                                                   12,380
                                                                                                             ------
Net earnings before
  extraordinary items                                                                                         4,684
Extraordinary items,
  net of tax                                                                                                 (1,002)
                                                                                                             ------
Net earnings                                                                                                  3,682
                                                                                                              =====
Identifiable assets           $  52,514  $ 352,937  $84,489  $ 32,805   $42,366  $23,933    $475,533     $1,064,577
                              =====================================================================================

Segment One encompasses the western region of the United States, including West Texas, and Louisiana.

Segment Two encompasses the northeastern region of the United States, including
     New York, New Jersey, Eastern Pennsylvania, and New England.

Segment Three encompasses the southeastern region of the United States, and also includes Washington D.C.

Segment Four encompasses parts of the mid-western region of the United States, and also includes upstate New York. The executive responsible for Segment Four administers parts of Canada as well.

Segment Five encompasses the inter-mountain region of the United States, including Northern Texas and parts of the Mid-west.

                                       69